As filed with the Securities and Exchange Commission August 10, 2006

Registration No. 333-135571

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APPLIED PRECISION, INC.

(Exact Name of Corporation as Specified in Its Charter)

Delaware	3825	87-0772730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1040 12th Avenue, Northwest

Issaquah, WA 98027

(425) 557-1000

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Ronald C. Seubert

Chief Executive Officer

Applied Precision, Inc.

1040 12th Avenue, Northwest

Issaquah, WA 98027

(425) 557-1000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

John W. Robertson W. Greg Papciak Heller Ehrman LLP 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 Telephone: (206) 447-0900 Facsimile: (206) 447-0849	Vincent P. Pangrazio Michael E. Tenta Cooley Godward LLP 3000 El Camino Real Palo Alto, California 94306 Telephone: (650) 843-5000 Facsimile: (650) 843-5436

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value	$57,500,000	$6,153	(3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares which the underwriters have the option to purchase to cover overallotments, if any.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Explanatory Note

Applied Precision, Inc., the registrant whose name appears on the cover of this registration statement, is a Delaware corporation and a wholly-owned subsidiary of Applied Precision Holdings, LLC, the current holding company for our business. Before the completion of the offering of the shares of common stock subject to this registration statement, Applied Precision Holdings, LLC will merge with Applied Precision, Inc. with Applied Precision, Inc. surviving. In this merger, all outstanding equity interests of Applied Precision Holdings, LLC will be exchanged for shares of common stock of Applied Precision, Inc. Shares of the common stock of Applied Precision, Inc. are being offered by the prospectus.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 10, 2006

         Shares

Common Stock

$         per share

This is an initial public offering of common stock of Applied Precision, Inc. Applied Precision is offering          shares.

We expect the public offering price to be between $        and $        per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to include the common stock on the Nasdaq Global Market under the symbol “APLI.”

Investing in the common stock involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Price to the public	$	$
Underwriting discount
Proceeds to Applied Precision, Inc.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of          additional shares from us within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

Cowen and Company	Canaccord Adams

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have registered “Applied Precision,” “DeltaVision,” “arrayWoRx,” “probeWoRx,” “NanoMotion,” and “waferWoRx” as trademarks with the U.S. Patent and Trademark Office. All other trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information that you should consider before buying shares in the offering. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements before making an investment decision. References in this prospectus to “Applied Precision,” “we,” “Company,” “us,” and “our” refer to Applied Precision, Inc. and assume the completion of its merger with Applied Precision Holdings, LLC.

Applied Precision, Inc.

We design, develop, manufacture, market and support advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. We have successfully applied our expertise and proprietary technology to develop products for markets where nanometer-level precision motion control, repeatability and resolution, as well as high speed image processing and data analysis capabilities, are critical. In the semiconductor market, we believe we are the leading provider of precision wafer probe card metrology systems and wafer probing process monitoring tools, which enable semiconductor device manufacturers to improve production yields and reduce production costs. In the life sciences market, we provide advanced precision optical imaging systems, high content imaging and analysis systems, and microarray readers for advanced healthcare research, drug discovery and diagnostic applications. Our products for the semiconductor and life sciences industries are based on the combination of our proprietary nanometer-level motion control technology with our expertise in electronics, mechanics, optics and software.

We believe many of the innovations and technological advancements we develop for one of our markets will continue to have applications in our other market as well. For example, our expertise in the semiconductor industry has enabled us to provide the automated and high throughput tools the life sciences industry is now demanding as life sciences research and analytics have grown increasingly focused on automation, precision, reproducibility and reliability. In addition, we have begun to apply the imaging expertise we developed for our life sciences applications to our semiconductor products in order to provide critical high resolution visualization of the shrinking dimensions of today’s semiconductor devices.

Over the past two years, our revenues have increased over 30% per year on a compound annual basis. Our revenues increased over 31% during the first six months of 2006 as compared to the first six months of 2005. Our net income for the first six months of 2006 was $845,000, compared to $512,000 for the first six months of 2005. For the years ended December 31, 2005 and 2004, we generated net income of $275,000 and $306,000, respectively. For the year ended December 31, 2003, we recorded a net loss of $1.7 million. End user customers for our wafer probe card test systems include Advanced Micro Devices, Inc., FormFactor, Inc., Samsung, SV Probe, Inc. and most other major semiconductor device manufacturers and probe card manufacturers worldwide. Customers for our advanced precision imaging tools, high content imaging and analysis systems, and microarray readers include GE Healthcare, Inc. (formerly Amersham Biosciences AB), the Max Planck Institute, Tripath Imaging, Inc. and other leading research institutions. We have begun expanding our life sciences customer base to also include pharmaceutical companies, biotechnology companies and diagnostic companies. We sell our products through a combination of our direct sales force and our manufacturers’ representatives and distributors.

Our Markets

Semiconductor

Increased complexities in semiconductor device manufacturing and the importance of yield maximization have led to the need for more accurate and automated metrology equipment. As a result, manufacturers continually introduce process monitoring and yield improvement techniques as a strategy to increase yields and minimize costs. These techniques include the use of advanced measurement and inspection tools to identify, diagnose and minimize fabrication defects. Semiconductor devices are tested at numerous points in the fabrication process in order to avoid the additional costs associated with assembling, packaging and further testing of defective semiconductor devices.

Wafer probe test is a critical yield management step during semiconductor device manufacturing where essentially all semiconductor devices, while still in wafer form, are tested with wafer probe cards for quality control purposes. During wafer probe test, a wafer probe card is used to electrically contact the semiconductor devices on the wafer in order to confirm that the semiconductor devices meet performance specifications. An increase in the number or complexity of semiconductor devices on a wafer usually results in an increase in the number of probes on the corresponding wafer probe card, raising the complexity of testing and analysis of the wafer probe card itself.

As part of their overall manufacturing quality control process, semiconductor device manufacturers routinely remove wafer probe cards from production lines and inspect them to confirm that the wafer probe cards are operating within specifications during the wafer probe test process, a process known as wafer probe card test. Wafer probe card test systems measure and qualify the performance of wafer probe cards. These tools measure each probe tip position in three dimensions, measure several different probe card and probe tip electrical parameters and measure probe tip deflection under various probe touchdown conditions. In addition, most wafer probe card test systems have a repair and recalibration capability that allows the wafer probe card test technician to manually correct certain problems.

Wafer probe card manufacturers utilize wafer probe card metrology systems to test wafer probe cards after fabrication and before the wafer probe cards are delivered to their customers. This testing process enables the wafer probe card manufacturer to confirm that the wafer probe card was manufactured properly and is operating within its design specifications. In addition, semiconductor device manufacturers typically test each wafer probe card before its initial use to confirm that the wafer probe card manufacturer delivered a properly functioning wafer probe card.

As wafer probe test accuracy increases, semiconductor device manufacturers have an increased ability to identify and discard defective die. In addition, improved wafer probe test accuracy reduces the incidence of false negatives, or incorrectly rejected good die, resulting in an increase in yield at final test. Accordingly, manufacturers spend considerable time and expense creating test methodologies that optimize wafer probe cards and wafer probe test systems. These improvements have led to increased demand for wafer probe card testing equipment.

Each generation of consumer electronics tends to be smaller and integrate more features, causing designers to continually focus on reducing the size of the components that are integrated into these devices. By stacking multiple unpackaged semiconductor device die on top of one another, and then integrating the stack of die into a single package, semiconductor device designers are able to reduce the overall size of certain semiconductor components. This increases the dollar value of material at risk. If one of the die included in the stack is defective, the entire packaged stack of die will fail final test and be discarded, resulting in significantly greater costs to the semiconductor device manufacturer from the increased number of semiconductor die lost. As a result, manufacturers are focused on determining whether all of the die function properly, referred to as “known good die,” before placing the dies in the stack. Rapid, accurate wafer probe test is a critical component of their ability to produce known good die.

According to Gartner, Inc., an independent market research firm, the global market for semiconductor capital equipment is expected to grow from approximately $33.9 billion in 2005 to approximately $54.8 billion in 2008. This implies a compound annual growth rate, or CAGR, of 17.3%. 2008 may represent a cyclical peak for the global semiconductor capital equipment market. VLSI Research Inc., an independent market research firm, estimates that the wafer probe test market, comprised of wafer probe test systems and wafer probe cards, will grow from $1.5 billion in 2005 to $2.4 billion in 2010. VLSI Research also projects that the wafer probe card portion of the overall wafer probe test market, including spares and service revenue, will grow from $838.1 million in 2005 to $1.6 billion in 2010. Because we supply advanced wafer probe card metrology systems, we believe our future growth will more closely correlate with future growth in the advanced wafer probe card market rather than the overall semiconductor capital equipment market.

Life Sciences

One of the primary goals of life sciences research is to improve drug discovery and develop diagnostic tools to advance healthcare and improve quality of life. Increased research activity by pharmaceutical companies, biotechnology companies, academic institutions and other organizations has yielded discoveries that are currently fueling a revolution in the understanding of human health and disease.

In particular, research into understanding how information flows from genes to proteins to dynamic cellular functions, and how all of these processes interrelate, may enable scientists to detect and diagnose diseases much earlier than currently possible. Dynamic pictures of gene function are essential for understanding fundamental causes and potential treatments of many human diseases. Earlier and more specific disease detection could mean more effective treatment, at a lower cost. In addition, these efforts may help identify efficacy and potential side effects earlier in the drug discovery process, potentially shortening the clinical trial process and helping reduce the risk of failure in those trials. This could allow pharmaceutical companies to more predictably and reliably develop new drugs at significantly lower costs with more precise targeting of patient suitability. We believe these drugs will require a new generation of diagnostic devices to ensure a particular patient’s suitability for a particular drug or course of treatment. Future drug treatment may involve continued monitoring of patient progress and iterative treatment and drug recommendations based on diagnostic testing.

The inherent complexity of biological systems is causing the life sciences industry to demand highly automated, accurate and repeatable research equipment to conduct and analyze genomic, proteomic and cell biology experiments. Experiments that previously took years can now be completed in days as the adoption of automation to prepare, examine and analyze genetic, proteomic and cellular activities rapidly increases. We believe the success of advanced biological and life sciences research, diagnostics and drug discovery will be dependent on the availability of automated research equipment that provides highly repeatable and high throughput analysis built on precision motion control, electronics, mechanics, optics and software. For example, advanced digital microscopes and array readers coupled with software-based image analysis tools have become essential in advanced life sciences research.

Increased research activity by pharmaceutical companies, biotechnology companies, academic institutions and other organizations is driving an increased demand for life sciences research equipment. Strategic Directions International, Inc., or SDi, an independent market research firm, estimates that the market for life sciences instrumentation equipment will grow from approximately $14.5 billion in 2005 to approximately $19.8 billion in 2010. Business Communications Company, Inc, or BCC, an independent market research firm, estimates the worldwide optical microscopy market, which includes the life sciences optical microscopy market, to be $527 million in 2004, and expects the market to grow to $702 million in 2009. We believe widefield deconvolution microscopy will account for a greater percentage of the overall microscopy market growth due to the increasing importance of live cell viability in research applications. In addition, SDi estimates that the market for microplate readers, or multi-format readers, will grow from approximately $340 million in 2005 to approximately $476 million in 2010. SDi also estimates that the market for high content screening equipment will grow from approximately $128 million in 2005 to approximately $190 million in 2010. Kalorama Information, an independent market research firm, estimates the United States market for microarrays to be $2.7 billion in 2006 growing to $6.1 billion in 2010. SDi estimates the market for microarray readers will grow from approximately $205 million in 2005 to approximately $280 million in 2010.

Our Solution

In the semiconductor industry, we believe we are the leading supplier of precision wafer probe card metrology systems, wafer probe process monitoring equipment and related tools. Our probeWoRx and PrecisionPoint probe card metrology systems are used by most major semiconductor device manufacturers and wafer probe card suppliers to qualify the proper design and manufacture of the wafer probe card and to confirm that the wafer probe card remains operating within specification throughout its life. Both PrecisionPoint and probeWoRx allow for the testing of wafer probe cards with small probe tips and high probe density. Our current generation probeWoRx system is designed to optically test probe tip alignment and planarity on wafer probe cards with up to 100,000 probes and test electrical input/output signals on wafer probe cards with up to 10,000 channels, both of which exceed current market requirements. The introduction of our waferWoRx product has expanded our addressable market by offering manufacturers a solution to monitor the entire wafer probing process. Our automated waferWoRx process analysis tool allows manufacturers to more quickly and accurately locate potential wafer probing process problems, thereby achieving higher throughput and yields. In addition, we believe our probeWoRx and waferWoRx products will enable closed-loop metrology processes for wafer probe test which we believe will lead to more accurate wafer probe test. Closed-loop metrology refers to using measurements and automated analysis of a variety of wafer probe test process parameters to improve the overall test process through an ongoing feedback cycle.

In the life sciences industry, we supply advanced widefield deconvolution imaging systems, high content imaging and analysis systems, and microarray readers. Our DeltaVision imaging system produces images that lead to a better understanding of fundamental cellular mechanisms important for drug discovery and other research by delivering industry leading resolution of cellular images while maintaining cell viability. We believe our cellWoRx high content analysis system provides industry leading image quality, ease of use, repeatability and price-to-performance ratio for use in high content analysis for drug discovery applications. We believe our arrayWoRx microarray reader provides industry leading resolution, repeatability, flexibility and sensitivity for automated image acquisition and analysis and data management for use in basic research, drug discovery and diagnostic applications.

Our Strategy

Our plan is to strengthen our position as a leading provider of advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. Key elements of our strategy include:

•	Strengthen Technology Leadership in Our Target Markets. We will continue to invest in research and development in order to enhance our capabilities and expertise in semiconductor wafer inspection and wafer probe card metrology systems and life sciences imaging and analysis systems and continue to develop innovative next-generation products for our customers.

•	Continue Our Focus on Wafer Probe Card Manufacturer Customers. We plan to continue to focus on selling our wafer probe card metrology systems to wafer probe card manufacturers. We believe this will enhance our ability to increase our sales of wafer probe card metrology systems to semiconductor device manufacturers, since semiconductor device manufacturers often use the same wafer probe card metrology systems that the wafer probe card manufacturers use.

•	Broaden Our Life Sciences Customer Base. We believe that our current relationships and name recognition with leading academics and research institutions will aid our ability to attract new corporate customers in the future, as industry researchers increasingly collaborate with the academic institutions who use our products. We plan to expand our sales and marketing efforts to further increase sales to corporate customers.

•	Expand Our Currently Addressable Semiconductor and Life Sciences Markets. We believe our strengths in our core semiconductor and life sciences markets will enable us to expand our product offerings into complementary segments of these markets. For example, the development of our waferWoRx product expands our addressable market by enabling us to address additional wafer inspection opportunities in the future. We believe future generations of our waferWoRx product may find application as an “in-line” process metrology tool that analyzes each wafer as part of the semiconductor device manufacturing process.

•	Enhance Collaborations with Industry Leaders to Drive Product Development. We collaborate with industry leaders on product development efforts and we plan to enhance and expand these activities in the future. These collaborations help us evaluate future market and product opportunities, and strengthen our current product offerings.

•	Exploit Synergies Between our Life Sciences and Semiconductor Businesses. We will continue to leverage our expertise in precision motion control, imaging acquisition and analysis methodologies in both the semiconductor and life sciences industries. We believe many of the innovations and technological advancements we develop for one of our markets will have applications in our other market as well.

•	Selectively Pursue Complementary Acquisitions and Strategic Partnerships. To supplement our organic growth, we plan to selectively pursue strategic acquisitions, investments and partnerships in order to gain access to complementary technologies and expand our product offerings to accelerate our entry into strategic, high-growth markets. For example, we may in the future pursue opportunities to add consumable products to complement our existing life sciences equipment product offerings.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. You should carefully consider these risks, which include the following, before deciding to buy our stock:

•	Our operating results have fluctuated in the past and are likely to fluctuate unpredictably in the future, which could cause us to miss public market expectations about these results and cause the trading price of our common stock to decline.

•	The cyclical nature of the semiconductor industry affects our financial results and, as a result, we may experience reduced sales or operating losses in a semiconductor industry downturn.

•	We must expend a significant amount of time and resources to develop and market new products, and if these products do not achieve commercial acceptance on a timely basis, our operating results may suffer.

•	If we do not keep pace with technological developments and evolving customer requirements, our revenue and operating results could suffer as potential customers decide to adopt our competitors’ products.

•	Our life sciences business depends on research and development spending levels by research institutions and pharmaceutical and biotechnology companies.

Company Information

Our predecessor corporation was incorporated in the State of Washington on February 5, 1986. The operations and assets of this predecessor corporation were transferred into Applied Precision Holdings, LLC, a Delaware limited liability company, and another subsidiary limited liability company on January 17, 2002. We currently conduct our business through Applied Precision Holdings, LLC and its operating subsidiary, Applied Precision LLC. As described in “Reorganization as a ‘C’ Corporation,” Applied Precision Holdings, LLC will merge with its wholly-owned subsidiary Applied Precision, Inc., a Delaware corporation, with Applied Precision, Inc. being the surviving corporation resulting from the merger. All limited liability company units in Applied Precision Holdings, LLC will be exchanged for common stock of Applied Precision, Inc. in connection with the merger.

Our principal executive offices are located at 1040 12th Avenue Northwest, Issaquah, Washington 98027 and our telephone number is (425) 557-1000. We maintain a website at www.appliedprecision.com. The information contained in, or accessible through, our website is not part of this prospectus.

The Offering

Common stock offered by Applied Precision, Inc.	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from the offering will be approximately $ at an assumed initial public offering price of $ . We intend to use our net proceeds as follows: (i) approximately $11.0 million to repay indebtedness owed under our credit facility, (ii) approximately $7.5 million to repay the First Senior Preferred amount owed under the limited liability company agreement to an entity affiliated with certain of our executive officers and directors, (iii) approximately $1.2 million to repay indebtedness owed to certain of our executive officers and entities affiliated with them under other loan agreements, and (iv) $703,000 to pay accrued management fees owed to one of our significant stockholders.

We intend to use the remaining proceeds for working capital and other general corporate purposes, including investments in manufacturing, sales and marketing, general and administrative activities, product development, and possible acquisitions. See the discussion of “Use of Proceeds” for a more detailed description.

Proposed Nasdaq Global Market symbol	APLI

The number of shares of our common stock outstanding after this offering is based on          shares outstanding on         , 2006 after giving effect to the completion of our corporate reorganization described in “Reorganization as a ‘C’ Corporation” and excludes:

•	shares of our common stock subject to outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon exercise of an outstanding warrant with an exercise price of $ per share.

•	shares of our common stock available for future grant or issuance under our equity incentive plans.

Unless otherwise stated, information in this prospectus assumes:

•	that our shares of common stock will be sold at $ per share, which is the mid-point of the range set forth on the cover page of this prospectus;

•	no exercise of the underwriters’ over-allotment option; and

•	completion of our corporate reorganization described in “Reorganization as a ‘C’ Corporation.”

Summary Financial and Operating Information

You should read the data set forth below in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The Consolidated Statements of Operations data for the six months ended June 30, 2006 and 2005 and the June 30, 2006 Consolidated Balance Sheet data and the related notes are derived from our interim unaudited Consolidated Financial Statements appearing herein. The Consolidated Statements of Operations data for each of the three years in the period ended December 31, 2005 and the Consolidated Balance Sheet data as of December 31, 2004 and 2005 have been derived from our audited Consolidated Financial Statements and the related notes, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm and are included in this prospectus. The Consolidated Statements of Operations data for the years ended December 31, 2001 and 2002 and the Consolidated Balance Sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited Consolidated Financial Statements, and those of our predecessor entities and are not included in this prospectus. The selected financial data in this section is not intended to replace our Consolidated Financial Statements. Our historical results are not necessarily indicative of our results for any future period.

The pro forma net loss per common unit attributable to holders of common units below give effect to the reorganization of Applied Precision Holdings, LLC as a “C” corporation prior to completion of this offering. As a limited liability company, any income taxes were paid by the members and all income tax losses were distributed to the members. As a “C” corporation, we will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision (benefit) for income taxes has been determined based on a federal statutory tax rate of 35% and state tax rate, net of federal benefit, of approximately 1% and reduced by a tax asset valuation allowance, such that there is a net $0 tax provision for all periods presented.

The pro forma, as adjusted, balance sheet data below give effect to the following:

•	our reorganization as a “C” corporation under the Internal Revenue Code and the resulting exchange of all outstanding limited liability company units for shares of common stock, immediately before the closing of this offering;

•	given our cumulative net loss for the past three years, we have a full valuation allowance against our net deferred tax asset in connection with our reorganization as a “C” corporation under the Internal Revenue Code; and

•	the sale of shares of common stock by us at an assumed initial public offering price of $ per share and the application of the net proceeds from the sale of those shares after deducting the underwriting discounts, commissions and estimated offering expenses.

Summary Financial and Operating Information

	Year Ended December 31,										Six Months Ended June 30,
	2001(1)		2002		2003		2004		2005		2005		2006
											(unaudited)
	(in thousands, except unit and per unit amounts)
Consolidated Statement of Operations Data:
Revenue		$37,708		$23,527		$25,552		$33,938		$45,677		$20,392		$26,815
Cost of Goods Sold		19,869		13,132		14,016		17,843		25,532		10,653		15,172

Gross Profit		17,839		10,395		11,536		16,095		20,145		9,739		11,643
Operating Expenses:
Selling, General and Administrative		11,925		9,173		7,974		9,565		12,168		5,684		6,740
Research and Development		6,015		4,447		4,613		5,075		6,312		3,020		3,423

Total Operating Expenses		17,940		13,620		12,587		14,640		18,480		8,704		10,163

Income (Loss) from Operations		(101)		(3,225)		(1,051)		1,455		1,665		1,035		1,480
Interest Expense		(464)		(372)		(694)		(742)		(1,083)		(523)		(635)
Write-off of Deferred Offering Costs(2)		–		–		–		(407)		(307)		–		–

Net Income (Loss)		(565)		(3,597)		(1,745)		306		275		512		845

Accrued Distributions on First and Second Senior Preferred Units(3)		–		(1,475)		(1,548)		(1,548)		(1,548)		(774)		(774)

Net Income (Loss) Attributable to Holders of Common Units		$(565)		$(5,072)		$(3,293)		$(1,242)		$(1,273)		$(262)		$71

Basic and diluted net income (loss) per unit attributable to holders of common units:
Historical		$(0.02)		$(0.24)		$(0.16)		$(0.06)		$(0.06)		$(0.01)		$0.00
Pro forma	$		$		$		$		$		$		$

Units used to compute basic net income (loss) per unit attributable to holders of common units		30,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,415,101

Units used to compute diluted net income (loss) per unit attributable to holders of common units		30,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,000,000		22,397,634

(1)	The 2001 amounts reflect the statement of operations of Applied Precision, Inc. (“Old API”), a predecessor entity to Applied Precision Holdings, LLC.
(2)	During 2004 and 2005, we incurred significant expenses in connection with proposed public offerings that were delayed due primarily to market conditions. These costs would have been charged against the gross proceeds of the offering upon closing, however due to delays in the offering process, we wrote-off related costs of $407,000 in 2004 and $307,000 in 2005.
(3)	As a result of a January 2002 reorganization, we issued $5.6 million of First Senior Preferred Units which accrue dividends at 8% per year and $10 million of Second Senior Preferred Units which accrue dividends at 11% per year.

	December 31,					June 30,	Pro forma June 30,
	2001(4)	2002	2003	2004	2005	2006	2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$560	$568	$–	$206	$6	$4
Total Assets	18,950	19,196	18,794	22,595	28,489	30,784
Current Debt	7,084	6,480	5,042	7,201	9,018	10,172
Long-Term Obligations	523	546	605	808	3,053	2,453
Members’ Equity	3,318	5,189	4,267	4,637	4,893	6,049

(4)	The 2001 amounts reflect the balance sheet of Old API.

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

Our operating results have fluctuated in the past and are likely to fluctuate unpredictably in the future, which could cause us to miss public market expectations about these results and cause the trading price of our common stock to decline.

We have experienced and in the future may again experience a shortfall in revenue or earnings or otherwise fail to meet forecasted results. Our revenue and operating results fluctuate significantly from period to period due in part to factors that are beyond our control and which we cannot predict. As a result, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance.

The timing of capital equipment purchases by our customers has been, and is expected to continue to be, uneven and difficult to predict. Our customers make purchases by purchase orders, not long-term purchase contracts, although we occasionally enter into longer term pricing arrangements which do not include firm purchase commitments from our customers. Purchase orders are generally for a single system at a time, particularly for our more expensive products and particularly for our semiconductor customers. In addition, many of our customers defer purchasing decisions until late in each quarter and we often cannot fulfill those orders in the quarter they are received. We generally do not have a sufficient backlog of unfilled orders for our products to meet our quarterly revenue targets at the beginning of a quarter. Historically, a significant portion of our revenue in any quarter depends upon customer orders that we receive and fulfill in that quarter. We do not believe that the amount of backlog at any particular date is indicative of our future level of sales, particularly the level of sales in any specific quarter. As a result of these factors, we are unable to accurately forecast what our sales will be in any given period. In addition, our customers, particularly in the semiconductor market, have, and may in the future, cancel or postpone orders without advance notice. In addition, since our customers are generally not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. Because our revenue is derived from sales of a small number of high-priced products, any cancellations or delays in receipt of anticipated orders for our products could lead to substantial and unanticipated revenue variability from quarter to quarter.

Other factors that are likely to cause our revenue and operating results to fluctuate include:

•	industry conditions in the semiconductor and life sciences markets, including without limitation, the pace of innovation and the level of capital expenditures in the semiconductor industry, as well as the rate of growth of life sciences research spending;

•	our ability to timely develop, market and deliver new products and product enhancements and control costs;

•	the length of our sales cycles;

•	our product and geographic sales mix in a particular quarter;

•	competitive factors, including introductions of new products, new technologies and product enhancements by competitors, competitors’ intellectual property rights and pricing pressure on our products;

•	changes in government programs that provide funding to life sciences research institutions and life sciences companies that buy our products;

•	seasonal variability of our life sciences products sales, with fourth quarter sales typically stronger than first quarter sales;

•	our production capacity and availability and cost of materials, components and subassemblies;

•	general economic conditions in the United States and the worldwide markets we serve; and

•	delays in customer acceptance of our products and collection of accounts receivable.

If we experience difficulties in any of these areas, our operating results could be significantly and adversely affected and our stock price could decline.

We have generated marginal profitability or incurred losses in the past and we may not be able to generate sufficient revenue to sustain profitability in the future.

We have reported net income during the six months ended June 30, 2006 of $845,000, net income for the years ended December 31, 2005 and 2004 of $275,000 and $306,000, respectively, and a net loss of approximately $1.7 million for the year ended December 31, 2003. We will need to generate additional revenue, while containing costs and operating expenses, to increase profitability. Our revenue may not grow in future quarters, and we may never generate sufficient revenue to maintain or increase profitability or positive operating cash flow on a quarterly or annual basis. As a result, we may not be able to maintain our current level of profitability and we may incur losses in the future. We also may not generate sufficient profits to grow our business without raising additional capital, which may not be available to us. If our profitability or other operating results do not meet the expectations of investors, the price of our common stock may decline.

The cyclical nature of the semiconductor industry affects our financial results and, as a result, we may experience reduced sales or operating losses in a semiconductor industry downturn.

The semiconductor industry is highly cyclical in several areas which affect us, including recurring periods of wide fluctuations in product supply and demand and wide variations in the amount of capital equipment investment. From time to time, this industry has experienced significant downturns, such as the downturns experienced from 1996 through 1998 and from 2001 through 2003. Our business is heavily dependent on the level of research and development and capital equipment spending by our semiconductor customers, the volume of chip production, the development of new chips and chip designs and the overall financial strength of our customers. In the past, our operating results have been adversely affected by the cyclical downturns in the semiconductor industry. Semiconductor manufacturers in particular are known to sharply curtail their capital expenditures and other variable costs when confronted with an industry downturn or when they anticipate an industry downturn. We expect that these fluctuations will continue in the future. Furthermore, some segments of the semiconductor industry may experience greater fluctuations than others and we may have customers disproportionately concentrated in these segments. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, will adversely affect our ability to generate revenue and could negatively impact our operating results.

Because a significant percentage of our expenses is fixed in the short-term, our operating results are likely to be harmed if we experience a shortfall in revenue or fail to grow our revenue.

Our expense levels are based in part on our expectations as to future sales, rather than outstanding orders, and, to a significant extent, are fixed in the short-term. As a result, we may be unable to adjust spending in time to compensate for any unexpected shortfall in revenue. In addition, we have limited ability to predict downturns in customer demand for our products. For example, our research and development and general and administrative expenses are not directly affected by variations in revenue. Likewise, our manufacturing procedures may in certain instances create a risk of excess or inadequate inventory levels if orders received do not match our forecasts. Accordingly, any significant shortfall in revenue in relation to our expectations could negatively impact our operating results and result in a decline in the price of our common stock.

We must expend a significant amount of time and resources to develop and market new products, and if these products do not achieve commercial acceptance on a timely basis, our operating results may suffer.

Our future growth depends, in part, on new product introductions to expand our opportunities in the semiconductor and life science industries. For example, we believe that we currently have a significant market share in the wafer probe card metrology and analysis market and that it will be difficult to expand our current level of market share in this particular market. Therefore, we have spent, and will continue to spend, a significant amount of time and resources to develop new products to address other testing, inspection and analysis needs in the semiconductor market. In the life sciences market, in order to take advantage of growth opportunities with pharmaceutical and biotechnology companies, we believe we will need to develop new products that target the needs of these types of customers.

Given the long product development cycles required for our products, expenditures to develop new products must be made well in advance of the prospect of deriving revenue from the sale of these new products. Our ability to commercially introduce and successfully market new products is subject to a wide variety of challenges during this development cycle that could delay introduction of these products. In particular, in advanced life sciences research, it can be difficult for new tools and instruments to displace existing products due to the reluctance of researchers to perform experiments with equipment that is not readily available to peer scientists to use in attempting to reproduce the original experiment. Brand awareness is another issue we must deal with in order to successfully sell our life sciences products. Our competitors have significantly higher levels of brand awareness among potential purchasers than we do. If we do not achieve market acceptance of new products, we may be unable to recoup our development expenses for that new product and our operating results will suffer.

If we do not keep pace with technological developments and evolving customer requirements, our revenue and operating results could suffer as potential customers decide to adopt our competitors’ products.

Our target markets are characterized by rapid technological change and frequent new product introductions. We must continue to invest in research and development to improve our competitive position and to be in a position to satisfy our customers’ future needs. For example, our business depends in significant part on our ability to work effectively with, and anticipate the wafer probe card metrology and analysis needs of, our customers and on our ability to develop and support new products and product enhancements to meet these needs on a timely and cost-effective basis. Our customers’ probe card needs are becoming more challenging as the semiconductor industry continues to experience rapid technological change driven by the demand for complex semiconductor devices that have smaller element sizes and at the same time are increasing in speed and functionality and becoming less expensive to produce. Our customers expect that they will be able to timely integrate our wafer probe test products into their production processes.

Similarly, in the life sciences market, we must continue to work closely with our customers in order to understand the changing needs and strategies of advanced researchers. In addition, we must continue to update and improve the usefulness of our product feature sets in order to satisfy the demands of particular customers. For example, in early 2004, our competitors introduced microscopy products with new features which caused sales of our DeltaVision product to decline, and required us to redesign this product in response. Therefore, to meet these expectations and remain competitive, we must continually design, develop and introduce on a timely basis new products and product enhancements with improved features.

Successful product development, launch and enhancements require that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	invest a significant percentage of our resources in research and development;

•	identify emerging technological trends in our target markets;

•	respond effectively to technological changes or product announcements by others;

•	devote significant marketing resources in order to communicate with our current and prospective customers about our products and build brand awareness; and

•	adjust to changing market conditions quickly and cost-effectively.

If we are unable to timely predict industry changes, or if we are unable to modify our products on a timely basis, we may lose customers or market share, and our operating results could suffer. In addition, we cannot assure you that we will successfully develop and bring new products to market in a cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance or that products or technologies developed by others will not render our products or technologies obsolete or uncompetitive.

Intense competition in our target markets may reduce demand for our products, place downward pressure on the prices of our products and reduce our sales.

The markets for most of our semiconductor equipment and life sciences products are highly competitive and may become more competitive in the future. In the semiconductor market, we believe that our principal competitor in the wafer probe card metrology market is Integrated Technology Corporation. In addition, we may compete in the future with a wider set of companies who provide a variety of inspection and verification systems and applications to the semiconductor market, such as KLA-Tencor Corporation, Nanometrics Incorporated and Rudolph Technologies, Inc. Further, it is possible that some of our existing customers, particularly in the wafer probe card metrology system market, may at some point elect to compete with us.

In the life sciences market, we believe that our principal competitors include companies that design, manufacture and market instruments and equipment for use in the life sciences research industry. Our competitors in the imaging market include Carl Zeiss, Inc., Leica Microsystems, Nikon Inc., Olympus Corporation, PerkinElmer, Inc. and Yokogowa Electric Corporation. Our competitors in the microarray reader market include Affymetrix Inc. and Agilent Technologies Inc. Our competitors in the high content analysis market include Acumen Data Systems Inc., BD Biosciences, Beckman Coulter, Inc., Evotec Technologies GmbH, Fischer Scientific International, Inc., GE Healthcare and Molecular Devices Corp.

Many of our life sciences competitors have more established relationships with pharmaceutical and biotechnology companies and are known as providing industry standard instruments and equipment. As a result, we may have to spend a significant amount of time and resources in order to further develop relationships with these potential customers. Unless and until we are able to develop these relationships, we may have difficulty increasing our sales to these customers.

In the life sciences market and to a lesser extent in the semiconductor market, many of our competitors have significantly greater financial, technical, customer support and marketing resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of their products or to deliver competitive products at lower prices, which could impair sales of our products. New technologies are also emerging due to competitive factors and customer demands. The introduction of new products incorporating new technologies or the emergence of new industry standards could make our existing products noncompetitive. Although we believe we have certain technological and other advantages over our competitors, maintaining and capitalizing on these advantages will require us to continue a high level of investment in research and development, marketing and customer service support. Any failure to make the technological advances necessary to maintain our competitive advantages on a cost-effective basis could reduce our sales and market position and cause our stock price to decline.

We rely on product sales made by independent manufacturers’ representatives and distributors for a significant portion of our revenue, and a disruption in our relationship with our manufacturers’ representatives or distributors could have a material adverse effect on our revenue.

Approximately 48% of our revenue in 2005 was generated through sales by independent manufacturers’ representatives and distributors, whose activities are not within our direct control. In addition, many of these manufacturers’ representatives and distributors have the exclusive rights to act as our distributor in a given geographic region and we may not be able to terminate these agreements for convenience or without an extended notice period. As a result, our success is largely dependent on the continued sales and customer support efforts of our network of distributors, particularly in Asia and Europe where we are heavily reliant on manufacturers’ representatives and distributors. Relying on third party distributors for our sales and customer support functions is risky to our future for various reasons, including:

•	our manufacturers’ representatives and distributors may be unsuccessful;

•	our manufacturers’ representatives and distributors may not devote sufficient resources to the sale of our products;

•	many of our existing relationships with manufacturers’ representatives and distributors may limit us from entering into additional future arrangements with respect to the same geographic region;

•	we cannot control the actions of our manufacturers’ representatives and distributors and they may engage in conduct of which we do not approve or is illegal or otherwise harmful to us, our reputation or our end users;

•	we may not be able to negotiate future manufacturers’ representative and distributor agreements on acceptable terms;

•	our manufacturers’ representatives and distributors could be incentivized to terminate their relationship with us and work with our competitors; and

•	establishing alternative sales channels may require substantial time and resources, decrease our revenue and increase our expenses.

If our manufacturers’ representatives or distributors fail to perform for any reason, we may be unable to replace them on a timely basis, and sales of our products could substantially decline, which would have a material adverse effect on our revenue and results of operations.

If our products contain defects or do not perform as expected by our customers, our reputation could be damaged, and we could lose customers and revenue and incur warranty expenses.

Our success depends on our customers’ confidence that we can provide reliable, high quality imaging and measurement equipment. The complexity and ongoing development of our products, as well as the inclusion in our products of components purchased from third parties, could lead to design, manufacturing, reliability or performance problems. Our products, particularly newly introduced products, may contain defects or may not perform as expected by our customers, which could cause our sales to decline, our reputation to be significantly damaged and our customers and prospective customers to be unwilling to buy our products. Any of these factors could result in a decline in revenue, an increase in product returns, higher warranty expenses, higher field service costs, the inability to successfully introduce new products, the loss of existing customers, and the failure to attract new customers.

We may encounter manufacturing and assembly problems, delays or inefficiencies, which could result in lost revenue.

We currently manufacture and assemble our products internally, in limited volumes and with largely manual assembly of components procured from third parties. If demand for our products increases, we will either need to expand our internal manufacturing and assembly capabilities or outsource to other manufacturers, which we may be unable to do on a cost-effective basis, if at all. In particular, customers for our probe card interface products often require significant design and customization as a condition to their purchase. If we fail to deliver our products in a timely manner, our relationships with our customers could be seriously harmed, and our revenue would decline.

As we develop new products, we must transition the manufacture of a new product from the development prototype to a final product ready for commercial sale. We cannot predict whether we will be able to complete this transition on a timely basis and with commercially reasonable costs. We cannot assure you that manufacturing or quality control problems will not arise as we attempt to scale-up our production for any future new products or that we can scale-up manufacturing and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture our products on a timely basis because of these or other factors, our product sales will decline. If we are unable to manufacture our products efficiently, our margins and results of operations will suffer.

We manufacture and assemble all of our products at our facility in Issaquah, Washington and any disruption in the operations of this facility could harm our business.

We manufacture and assemble all of our products in our facility located in Issaquah, Washington. Our manufacturing and assembly processes are complex and require sophisticated and costly equipment and specially configured facilities. As a result, any prolonged disruption in the operations of our facilities, whether due to technical or labor difficulties or destruction of or damage to the facility as a result of an earthquake, fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines and cause our revenue to decline. We may not carry sufficient insurance to compensate us for losses that could occur, and, should the need arise, we may be unable to establish alternate manufacturing facilities on a timely basis, if at all.

Our life sciences business depends on research and development spending levels by research institutions and pharmaceutical and biotechnology companies.

Our success in the life sciences area depends on the demand for our products by research institutions and pharmaceutical and biotechnology companies. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. These reductions and delays may result from factors that are not within our control, such as:

•	changes in the regulatory environment affecting life sciences companies and life sciences research;

•	market-driven pressures on companies to consolidate and reduce costs;

•	levels of governmental and non-governmental grants to research institutions and companies; and

•	changes in economic conditions.

The amount of government research funding has decreased recently after several years of growth. In the past, individual grants have been frozen for extended periods or otherwise become unavailable to various institutions, sometimes without advance notice. Budgetary pressures may result in reduced allocations to government agencies that fund research and development activities. Grants by private organizations are also a significant source of funding for research institutions. If government or private funding necessary to purchase our products were to become unavailable to researchers and companies for any extended period of time, or if overall research funding were to decrease, revenue from our life science equipment business could be significantly and negatively affected. As a result of these factors, the timing and amount of revenue from our life sciences business may vary significantly due to factors that can be difficult to forecast and are beyond our control.

We face economic, political and other risks associated with our international sales and operations, which could materially harm our operating results.

In 2005, we derived a majority of our annual revenue from sales outside the United States, including 32.3% in Asia and 20.6% in Europe. We expect international sales to continue to represent a substantial portion of our revenue for the foreseeable future. In the past, the economic climate in some foreign markets, particularly in Asia, has quickly and dramatically changed, resulting in a negative effect on our operating results.

Risks we face in conducting business internationally include:

•	the possible lack of financial, social and political stability in foreign countries, preventing overseas sales growth;

•	changes in domestic or foreign law or policy resulting in the need to comply with potentially burdensome government controls, regulations, tariffs, embargoes or import/export license requirements;

•	longer payment cycles and difficulties in collecting receivables;

•	trade restrictions and changes in tariffs;

•	limited foreign protection of intellectual property rights;

•	disruptions in international transport or delivery;

•	fluctuations in the exchange rates between the U.S. dollar and the currencies of other countries;

•	difficulties and costs of staffing, managing international operations and implementing internal controls across different geographic areas;

•	potentially adverse tax consequences;

•	differing and more burdensome labor regulations and practices;

•	the aftermath of the war in Iraq or other armed conflicts in the Middle East;

•	the effects of terrorist attacks in the United States, Europe or Asia and conflicts, political tension or similar events worldwide; and

•	the effects of avian flu, Severe Acute Respiratory Syndrome or other sudden outbreaks of epidemics.

If any of these risks materialize, our international sales could decrease, and our foreign operations could suffer and our operating margins would be adversely affected.

Failure to attract and retain key managerial, engineering, technical, and sales and marketing personnel could harm our business and our ability to compete.

Our success depends on the continued services of our executive officers, as well as our ability to attract and retain additional personnel to support our future growth. Currently, our key personnel include Ronald C. Seubert, our Chief Executive Officer, and other members of our senior management team. We do not maintain “key person” insurance on any member of our management team. To support our future growth, we will need to attract and retain additional qualified management, technical, and sales and marketing employees, particularly in areas such as chemistry, biology, software and electronic and mechanical engineering. Competition for such personnel in our industry and in the Seattle area is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of key personnel or the failure to attract necessary additional personnel could limit our ability to develop and sell new products and adapt existing products to our customers’ evolving requirements, which may result in lost sales and a diversion of management resources.

In addition, much of our competitive advantage is based on the concentration of expertise, experience and know-how possessed by our key personnel. As a result, the loss of some or all of our key personnel would negatively impact our competitive advantage, which would materially and adversely affect our results of operations.

If we are not able to obtain critical components from our single or limited source suppliers that function as designed, we may experience significant delays and excess costs in producing our products, which could decrease our revenue and increase our costs.

We depend on a single source or a limited group of suppliers to provide some of the components used in our products. The partial or complete loss of any of these supply sources could, at a minimum, temporarily delay our shipments or otherwise harm our results of operations and damage customer relationships. A number of these suppliers are also small companies that may be more susceptible to downturns in general economic conditions, thereby increasing the risks of product and shipment delays, increased costs or loss of suppliers. At times, our suppliers may have limited available capacities due to competing demands from larger customers, in particular the demands of Boeing on machining shops in the Seattle region, which can delay shipments of component parts to us. In addition, certain of these components are highly specialized for our specific needs and our suppliers could discontinue these components at any time. Identifying and qualifying new suppliers could be costly and time consuming and alternative sources of supply may not be available on commercially reasonable terms. If a particular component becomes unavailable to us for any reason, we may be forced to redesign our systems to use alternative components, which could further delay shipments, increase our operating costs and lead to cancelled orders and lost sales of our products. A significant increase in the price of one or more of these components could also harm our results of operations.

In addition, if the components we purchase from third parties are of substandard quality or fail once installed in our products, our warranty expenses will increase and our reputation could be harmed. We may be unable to obtain reimbursement for these expenses from the supplier. For example, in the fourth quarter of 2005, a supplier provided us with incorrectly manufactured printed circuit boards. This resulted in a delay in shipping our product and a delay in revenue recognition.

We might require additional capital to support business growth or acquisitions, and such capital might not be available on terms acceptable to us, or at all.

We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new products or enhance existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. We also may pursue acquisitions of pre-revenue businesses or businesses that otherwise require additional investment by us which would reduce our future earnings or increase our losses. Accordingly, we may need to engage in equity or debt financing to secure additional funds. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders. In addition, these securities may be sold at a discount from the market price of our common stock, and may include right preferences or privileges senior to those of our common stock. Any inability to obtain additional financing when we need it may cause the capital markets to perceive that we are not able to raise the amount of financing that we desire, or on the terms that we desire. This perception, if it occurs, may negatively affect the market price of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our customers’ evaluation processes can lead to lengthy sales cycles, during which we may incur costs that may not result in sales.

Our products may represent major capital purchases for our customers. As a result, our customers typically expend significant efforts in evaluating and qualifying our products prior to placing an order, particularly for orders of wafer probe card analyzers and microscopy systems. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our products. For example, we often make demonstration models of our life sciences products available to prospective customers at their facilities to aid them in their evaluations. Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenue from that customer, if ever, varies widely. The sales cycle for our semiconductor products is generally three to six months while the sales cycle for our life sciences products is longer, typically nine to 18 months, depending on the product.

During the period in which our customers are evaluating our products, we incur sales, marketing, research and development expenses and expend significant management efforts. After completing this evaluation process, a potential customer may elect not to purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays by our customers, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity. As a result of the foregoing factors, product sales may significantly lag our expenditure of related sales and marketing and engineering resources, or may not occur at all.

If we fail to protect our proprietary technology and rights, competitors may be able to use our technologies, which would weaken our competitive position and could reduce our sales.

Our success and competitive position depend in significant part on the technically innovative features of our products, and, if we fail to protect our proprietary rights, our competitors could gain access to our technology. Although we rely in part on patent, trade secret and copyright laws to protect the proprietary technology used in our products, our patents may be challenged by third parties and held invalid, and any of our pending patent applications may not be approved. Additionally, we may not be able to develop additional proprietary technology that is patentable. Policing unauthorized use of our products is difficult, and we may not be able to prevent the misappropriation and unauthorized use of our technologies. Furthermore, we cannot assure you that our existing and future patents are sufficiently broad to protect our proprietary technologies, will provide us with competitive advantages or will not be circumvented by the designs of third parties.

Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Others may independently develop or otherwise acquire similar or competing technologies or methods or design around our patents. Additionally, some of our proprietary technology cannot be effectively protected by patents. In these cases, we rely on trade secret laws and confidentiality agreements to protect our confidential and proprietary information, processes and technology. However, our confidential and proprietary information, processes and technology could be independently developed by, or otherwise become known to, third parties, which would weaken our competitive position and might reduce our sales. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach.

We typically derive over 50% of our annual revenue from products sold to customers outside the United States. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries. The manner in which we protect our proprietary rights may not be adequate in some foreign countries. Our failure to adequately protect our intellectual property in foreign countries would make it easier for competitors to copy or circumvent our product designs and sell competing products in those countries, which could adversely affect our revenue and cause us to lose customers.

Intellectual property infringement claims by or against us may result in litigation, the cost of which could be substantial and which could prevent us from selling our products.

The semiconductor and life sciences industries are characterized by uncertain and conflicting intellectual property claims, frequent litigation regarding patent and other intellectual property rights and vigorous protection and pursuit of these rights. Questions of infringement involve highly technical and subjective analyses. We may not have been the first to make the inventions covered by each of our issued or pending patent applications, or we may not have been the first to file patent applications for these inventions. Litigation may be necessary to determine the validity and scope of our proprietary rights and those of third parties, to assert claims of infringement and enforce our patents, or to defend against claims of infringement or invalidity by third parties, and we may not prevail in any litigation. Any such litigation, whether or not determined in our favor or settled, would be costly and would divert the efforts and attention of our management and technical personnel from our normal business operations. We are not currently involved in any such litigation. However, an adverse outcome in any intellectual property litigation might result in the loss of our proprietary rights, subject us to significant liabilities, require us to spend significant resources to develop non-infringing technology, require us to seek licenses from third parties, prevent us from manufacturing and selling our products or require us to discontinue the use of certain technology in our products, any of which could have an adverse effect on our business, financial condition and results of operations. If we are required to license technology from third parties, license agreements might not be available on terms acceptable to us or at all. Even if we prevail in any such lawsuit, we cannot assure you that the damages or other remedies awarded, if any, would be commercially valuable.

Expansion of our business through acquisitions of other businesses or technologies could result in diversion of resources and additional costs, and we may not realize the benefits that we expect from such acquisitions.

We may pursue acquisitions of complementary businesses and technologies to expand our business. Identifying and negotiating potential acquisitions can significantly divert management’s attention from our business and increase costs. Moreover, integrating businesses can be a complex, time-consuming and expensive process and are subject to numerous risks, including:

•	difficulties in the assimilation of the technologies and products of the acquired company;

•	entering markets in which we have no or limited direct prior experience;

•	loss of key customers of the acquired company;

•	incompatibility of business cultures or practices;

•	loss of key employees of the acquired company; and

•	assumption of unknown or undisclosed liabilities.

As a result, we may not realize the intended benefits of any such acquisition and we may not be able to successfully integrate such businesses or technologies with our operations, which could harm our operations. In addition, we may also later elect to change our strategic direction and may no longer have need for certain acquired businesses or technologies. Future acquisitions may also result in potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities and amortization expenses related to acquired intangible assets, which could harm our profitability. In addition, acquisitions may require us to raise additional capital in order to fund the purchase price or on-going operations of the acquired business and this additional capital may not be available or may not be available on terms satisfactory to us.

Product liability claims may be asserted against us, resulting in costly litigation for which we may not have sufficient liability insurance.

Our customers may use our products in high value, critical applications in the semiconductor manufacturing process and life sciences research. Defects or other problems with the performance of our products could result in financial or other damages to our customers. In addition, some of our products use high powered lasers or operate at high voltage which could cause death or injury to persons using our products due to undetected design or manufacturing defects or due to improper use or maintenance by our customers. We generally provide certain limited warranties to our customers and in some circumstances we have agreed to indemnify our customers against liability arising from defects in our products, including defects in components supplied by third parties. Although our product invoices and sales contracts generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these provisions. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits. Product liability litigation against us, even if it were unsuccessful, could be time consuming and costly to defend. Additionally, although we carry product liability insurance, in some circumstances it may not cover certain claims or be adequate to cover all claims. Product liability insurance is expensive and in the future may not be available on acceptable terms, in sufficient amounts, or at all. A successful claim brought against us in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims made against us, whether or not successful, could harm our reputation with customers and prospective customers, adversely impacting our ability to make future sales of our products to those customers.

If we fail to manage and sustain our growth, our business would be harmed.

Growth of our business, in particular transitioning to a larger direct sales force or additional manufacturing facilities, may place a significant strain on our infrastructure, internal systems and other resources. In addition, to manage our growth effectively, we must continue to improve and expand our management information systems, accounting and internal controls, processes and procedures, manufacturing capacity, sales and marketing functions and research and development capabilities in a timely and efficient manner. We may be unable to successfully manage our growth, which could harm our operations, increase costs and cause a decline in our stock price.

A substantial portion of our revenue in the semiconductor area depends on the rate of adoption of new semiconductor manufacturing technology.

Demand for our wafer probe card metrology systems is largely driven by the pace of innovation in the semiconductor manufacturing process. In particular, the rate at which the industry adopts smaller semiconductor device geometries, new manufacturing materials and other advances in manufacturing technologies will influence demand for our current and future products. We cannot assure you that the industry will adopt these technologies at anticipated rates or at all. If these technologies and other technologies are not adopted or are adopted at a lower rate than anticipated, growth in the demand for our current and future products would diminish, which would adversely affect the sales of our products and harm our business, financial condition and results of operations.

Future life sciences products may require regulatory approval by the United States Food and Drug Administration and foreign governmental agencies.

Some of the planned future products in our life sciences business may be subject to regulation by the United States Food and Drug Administration and similar foreign agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales, resales and distribution. If we fail to achieve regulatory approval for these products or if we fail to continue to be in compliance with those regulations or those of similar international agencies, we would not be able to market and sell these products or may have to recall any previously sold products, cease their manufacture and distribution, and we could be subject to fines or criminal prosecution.

As is the case with other companies in our industry, many of our customers defer purchasing decisions until late each quarter making us dependent upon the sale of our products in the third month of each quarter. Therefore, if we do not generate enough revenue in the third month of each quarter to meet the earnings expectations of analysts, the price of our common stock could decline.

As is the case with other companies in our industry, we have historically recognized a substantial portion of our revenue in the last month of each quarter because many of our customers defer purchasing decisions until late each quarter, which makes our revenue difficult to accurately forecast. We typically recognize 50% or more of our quarterly revenue in the third month of a quarter. We expect this trend to continue for the foreseeable future. As a result, our ability to meet the earnings expectations of analysts depends on our ability to not only generate sales orders in the third month of each quarter but also satisfy each of the various accounting requirements for recognizing the revenue generated by such sales prior to the end of the quarter. If we are unable to generate a sufficient amount of sales during the last month of the quarter or if we are unable to recognize the revenue generated by sales made during this period, we could miss the earnings expectations of analysts, which could cause the price of our common stock to decline.

Expensing of stock options could result in unfavorable accounting charges or require us to change our compensation policies.

The Financial Accounting Standards Board or, FASB, has issued Statement of Financial Accounting Standard 123 (revised 2004), or SFAS 123(R), which was effective for us beginning January 1, 2006. SFAS 123(R) requires us to expense on the date of grant the fair value of stock options. This will result in an increase in our operating expenses. As a result, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options and do not adopt other forms of compensation, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our operating expenses would increase. For a company of our relatively small size to stay competitive in the Seattle region, we rely on stock options to retain existing employees and attract new employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, additional changes to or interpretations of accounting methods or policies in the future may require us to revise how our financial statements are prepared which could affect our report financial results and cause the price of our common stock to decline.

Our independent public accountants reported a material weakness in our internal control over financial reporting. If we fail to maintain adequate internal control over financial reporting, if we are unable to timely complete our assessment of the effectiveness of these internal controls, or if our independent registered public accounting firm cannot attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence, and the trading price of our stock could be negatively impacted.

Effective internal controls are necessary for us to provide reliable financial reports and effectively detect and prevent fraud. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required beginning with our fiscal year ending December 31, 2007 to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on our assessment of the effectiveness of our internal control over financial reporting and separately report on whether we maintained effective internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence. Also, the lack of effective internal control over financial reporting may adversely impact our ability to prepare timely and accurate financial statements.

In connection with their audit for the years ended December 31, 2004 and 2005, our independent public accountants identified a material weakness in our internal control. A material weakness is a significant deficiency that, by itself or in combination with other control deficiencies, results in more than a remote likelihood that a material misstatement in our annual or interim financial statements will not be prevented or detected. The material weakness identified by our independent public accountants related to an inadequate review of our classification of certain expenses within the statement of operations. Management subsequently completed substantive procedures to ensure proper classification of expenses on the statement of operations. Material weaknesses could result in a material misstatement of our financial condition, results of operations and cash flows. Whether or not a misstatement occurs, the existence of one or more material weaknesses could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact market prices for our shares.

We intend to allocate the needed resources to remediate this material weakness in the future, however there can be no assurances that our remedial measures will be successful in curing the existing material weakness or that other significant deficiencies or material weaknesses will not arise in the future.

Environmental regulations may result in unforeseen costs, and failure to comply with these regulations could result in fines, suspension of production, sales limitations, and criminal and civil liabilities.

We may be subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. For example, the semiconductor industry is moving towards becoming compliant with the European Union’s Restriction of Hazardous Substances Directive, or RoHS Directive, which became effective July 1, 2006, and which restricts the use of a number of substances, including lead. Also, we could face significant costs and liabilities in connection with the European Union’s Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which aims to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005 and from products in use prior to that date that are being replaced.

There is substantial complexity and uncertainty associated with compliance with these new regulations and the costs of implementation are not easily quantifiable. Compliance also necessitates our reliance on the representations made by suppliers as to material composition and while we believe these are accurate, we could face significant costs and liabilities if the representations proved to not be accurate. Furthermore, we must rely on our suppliers’ ability to respond to environmental requirements with compliant products and documentation in a timely manner.

Environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible and such reengineering and component substitution may result in additional costs to us. It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of such regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

Risks Related To This Offering

There is currently no public market for our common stock, and we cannot assure you that following this offering the price of our common stock will not decline.

Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the underwriters and us and may not be indicative of prices that will prevail in the trading market. Among the factors that could affect our stock price are:

•	quarterly variations in our operating and financial results;

•	failure to meet the publicly disclosed expectations of analysts for a given quarterly period;

•	changes in financial estimates, buy/sell recommendations or publication of research reports by analysts;

•	speculation in the press or investment community;

•	fluctuations in the prices and trading volumes of the stock of high technology companies, particularly companies listed on the Nasdaq Global Market;

•	conditions or developments in the semiconductor, consumer electronics and life sciences industries;

•	domestic and international economic, business and political conditions;

•	our ability to successfully introduce new products and manage new product transitions;

•	the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof; and

•	announcements relating to any of our key customers, significant suppliers or competitors.

These broad market and industry factors will likely cause the market price of our common stock to fluctuate significantly regardless of our actual operating performance.

Our officers and directors and their affiliates will control the outcome of matters requiring stockholder approval.

Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own approximately         % of our outstanding shares of common stock. Consequently, these stockholders will have the ability, when acting together, to control the election of our directors and the outcome of corporate actions requiring stockholder approval, such as a merger or a sale of our company or a sale of all or substantially all of our assets. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those of our officers, directors and affiliates. These stockholders will also have significant control over our business, policies and affairs. Additionally, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

Our management will retain broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

Except for the anticipated use of $20.4 million to repay certain outstanding indebtedness and other obligations as set forth in “Use of Proceeds,” we do not have a specific plan with respect to the use of the net proceeds of this offering and have not committed these proceeds to any particular purpose. Consequently, our management will have broad discretion as to how to spend the proceeds from this offering. Our management may spend these proceeds in ways in which our stockholders may not agree or that do not yield a favorable return. We plan to use the remaining net proceeds of this offering for general corporate purposes, including working capital. We may also use a portion of the proceeds to acquire or make investments in businesses, products or technologies that we think are complementary to our business, but we currently do not have any agreements or arrangements with respect to any such transactions. Any acquisition or investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. Consequently, a substantial portion of the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

The anti-takeover provisions of our charter documents and Delaware and Washington law may inhibit a takeover or change in our control that stockholders may consider beneficial and could prevent or frustrate any attempt by stockholders to change the direction of our business or our management.

Provisions of our amended and restated certificate of incorporation and bylaws to be adopted prior to the closing of this offering and provisions of Delaware and Washington law may have the effect of delaying or preventing a merger or acquisition of us, making a merger or acquisition of us less desirable to a potential acquirer or preventing a change in our management, even if the stockholders consider the merger, acquisition or change in management favorable or if doing so would benefit our stockholders. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation or bylaws:

•	we have a staggered board of directors, which will make it more difficult for a group of stockholders to quickly change the composition of our board;

•	our board of directors is authorized, without any further vote or action by our stockholders, to create and issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us or change our control, commonly referred to as “blank check” preferred stock. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. The issuance of preferred stock could also have a dilutive effect on our stockholders;

•	members of our board of directors can only be removed by our stockholders for cause;

•	the board of directors may alter our bylaws without obtaining stockholder approval;

•	stockholders are required to provide advance notice for nominations for election to the board of directors or for proposing matters to be acted upon at a stockholder meeting;

•	our stockholders are not permitted to act by written consent;

•	our bylaws provide that special meetings of our stockholders may not be called by a stockholder and may only be called by a majority of our board of directors; and

•	our amended and restated certificate of incorporation and bylaws include supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend our bylaws or to amend the provisions of our amended and restated certificate of incorporation relating to the company’s staggered board structure.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits a Delaware corporation from engaging in certain business combinations with any interested stockholder for a period of three years, unless specific conditions are met. We are also subject to the provisions of Chapter 23B.19 of the Washington Business Corporation Act which prohibits corporations based in Washington from engaging in certain business combinations with any interested stockholder for a period of five years unless specific conditions are met. These provisions could delay or make more difficult a merger, tender offer or proxy contest involving us. See “Description of Capital Stock” for a more complete description of these anti-takeover provisions.

You will experience an immediate and significant dilution in the book value of your investment.

Because the initial public offering price is substantially higher than the book value per share of common stock, purchasers of our common stock in this offering will be subject to immediate and substantial dilution of $         per share. You will experience additional dilution to the extent that the underwriters exercise their over-allotment option. See “Dilution” for a more complete description of the dilution that will occur as a result of this transaction.

Future sales of common stock in the public market by our existing stockholders could cause our stock price to decline.

If our stockholders sell shares of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock may decline. Such sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have          shares of common stock outstanding. Additionally, as of June 30, 2006, we had          shares of common stock subject to outstanding options. Of the shares of common stock outstanding upon completion of this offering, only the shares sold in this offering will be freely tradable. Of the          remaining shares of common stock outstanding immediately after this offering, we do not expect a significant number of shares of common stock held by our existing stockholders and option holders to be eligible for sale into the public market until at least 180 days after the date of this offering as substantially all such shares will be subject to lock-up agreements. The liquidity of the trading market in our common stock and the market prices quoted for our shares may be adversely affected due to the existence of the lock-up agreements.

After this offering, the holders of an aggregate of approximately          shares of common stock will have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering, we intend to register all shares of common stock that we may issue under our stock option plan. Once we register these shares, they may be freely sold in the public market, subject to the lock-up restrictions described above.

If our stock price is volatile, securities class action litigation may be brought against us, which could result in substantial costs.

The Nasdaq Global Market in general and the semiconductor and life sciences equipment markets in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the underlying businesses. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities, and newly public companies tend to experience more volatility in their stock price. We may be the target of such litigation in the future. Securities litigation may result in substantial costs and divert management’s attention and resources, which may seriously harm our business.

The additional costs that we incur as a result of becoming a public company will affect our operating results.

We will incur incremental costs as a public company such as increased auditing and legal fees, which will increase our operating expenses and will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short-term. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently enacted by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market have imposed new corporate governance requirements for listed companies. We expect these rules to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Securities analysts may not initiate coverage of our common stock or may issue negative reports and this may have a negative impact on our common stock’s market price.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If securities analysts do not cover our common stock after the completion of this offering because of our small size, the lack of research coverage may adversely affect our common stock’s market price. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act of 2002 and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks, will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, investment banking firms may contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as ours, to attract independent financial analysts that will cover our common stock. This could have a negative effect on our market price.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Forward-Looking Statements

We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Use of Proceeds

We estimate that the net proceeds from the sale of the          shares of common stock we are offering, at an assumed initial public offering price of $         per share, will be approximately $         million. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds of the shares we sell will be approximately $         million. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering.

We intend to use the estimated net proceeds of this offering as follows:

•	approximately $11.0 million to repay indebtedness owed under our credit facility;

•	approximately $7.5 million to repay the First Senior Preferred amount owed under the limited liability company agreement to an entity affiliated with certain of our executive officers and directors;

•	approximately $1.2 million to repay indebtedness owed to certain of our executive officers and entities affiliated with them under other loan agreements (see “Certain Relationships and Related Transactions”);

•	$703,000 to pay accrued management fees owed to an affiliate of Riverside Fund II, L.P., one of our significant stockholders; and

•	the remaining net proceeds for other general corporate purposes, including working capital and potential acquisitions or strategic investments.

The lines of credit under our credit facility bear interest rates at the bank’s prime rate plus 0.5% and 0.75%, respectively, per year and mature in September 2007. The $3.0 million growth capital term note under our credit facility bears an interest rate of the bank’s prime rate plus 0.5% and matures in August 2008.

The amounts set forth above are our current estimate of these amounts at the anticipated closing date of this offering and are therefore subject to change. For further information on certain of these transactions, see “Certain Relationships and Related Transactions.”

Although we may use a portion of the net proceeds to acquire or make an investment in businesses, products or technologies that are complementary to our business, we have no agreements or arrangements with respect to any such transactions at the present time. Pending such uses, we plan to invest the net proceeds in interest bearing, investment grade securities. Except for amounts described above, we have not yet determined the specific amount of net proceeds to be used for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

Dividend Policy

As a limited liability company, our predecessor, Applied Precision Holdings, LLC, was required to pay distributions to our members based on the estimated taxes payable on the taxable income passed through to them. However, because our predecessor had tax losses in each of the years ended December 31, 2005, 2004 and 2003, it was not required to pay distributions to the equity holders of Applied Precision Holdings, LLC.

Upon the reorganization of our predecessor as a “C” corporation under the Internal Revenue Code in connection with this offering, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future. However, our board of directors has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available to do so.

Capitalization

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the reorganization of our predecessor as a “C” corporation under the Internal Revenue Code and the resulting exchange of all outstanding limited liability company units for shares of common stock, immediately before the closing of this offering; and

•	on a pro forma, as adjusted, basis to reflect the sale by us of shares of common stock in this offering, at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the anticipated uses of proceeds from this offering described in “Use of Proceeds.”

You should read this table in conjunction with the sections of this prospectus captioned “Reorganization as a ‘C’ Corporation,” “Use of Proceeds,” “Selected Financial and Operations Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except unit, share and per share amounts)
Short-term debt, including current portion of long-term debt	$10,172
Long-term bank debt, less current portion	1,400
Notes payable to related parties	1,053

Members’ Equity/Stockholders’ Equity
First Senior Preferred	7,429
Second Senior Preferred	14,675
Members’ Preferred Units (15,225,750 units authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted)	12,864
Members’ Preferred Incentive Units (500,000 units authorized actual; 420,000 units issued and outstanding actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted)	–
Members’ Common Incentive Units (1,100,000 units authorized actual; 632,970 units issued and outstanding actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted)	–
Members’ Common Units (21,000,000 units authorized issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted)	–
Preferred stock, $0.001 par value (no shares authorized actual; shares authorized pro forma and pro forma as adjusted; none issued or outstanding pro forma and pro forma as adjusted)	–
Common Stock, $0.001 par value (no shares authorized actual; shares authorized pro forma and pro forma as adjusted; shares issued and outstanding pro forma; shares issued and outstanding pro form as adjusted)	–
Contributed or additional paid-in capital	(18,705)
Retained earnings (accumulated deficit)	(10,214)

Total members’ equity and stockholders equity	6,049

Total capitalization	$18,674

The table above excludes the following shares:

•	shares of our common stock subject to outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon exercise of an outstanding warrant with an exercise price of $ per share; and

•	shares of our common stock available for future grant or issuance under our equity incentive plans.

Dilution

Our net tangible book value on June 30, 2006 was $5.1 million, or $         per share of common stock. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share of common stock” is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to adjustments relating to this offering, our pro forma net tangible book value on June 30, 2006 would have been $         million or $         per share of common stock. The adjustments made to determine pro forma net tangible book value per share are the following:

•	the assumed completion of our reorganization as a “C” corporation under the Internal Revenue Code and the resulting exchange of all outstanding limited liability company units for shares of common stock, immediately before the closing of this offering; and

•	the sale of shares of common stock by us at the assumed initial public offering price of $ per share and the application of the net proceeds from the sale of those shares after deducting the underwriting discounts, commissions and estimated offering expenses.

The following table illustrates the pro forma increase in net tangible book value of $         per share of common stock and the dilution of $         per share (the difference between the assumed offering price per share and net tangible book value per share) to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2006	$
Increase in pro forma net tangible book value per share attributable to this offering

Adjusted pro forma net tangible book value per share after this offering	$

Dilution per share of common stock to new investors in this offering		$

The following table summarizes, on a pro forma basis as of June 30, 2006, after giving effect to the completion of the corporate reorganization, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The calculation below is based on an assumed initial public offering price of $         per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100%		$100%

The number of shares of our common stock outstanding after this offering is based on          shares outstanding on June 30, 2006 after giving effect to the completion of our corporate reorganization described in “Reorganization as a ‘C’ Corporation” and excludes:

•	shares of our common stock subject to outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon exercise of an outstanding warrant with an exercise price of $ per share; and

•	shares of our common stock available for future grant or issuance under our equity incentive plans.

To the extent that any options or warrants having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

Selected Financial Data

Selected Financial Data

The Consolidated Statements of Operations data for the six months ended June 30, 2005 and 2006 and the June 30, 2006 Consolidated Balance Sheet data have been derived from our interim unaudited Consolidated Financial Statements included herein. The Consolidated Statements of Operations data for each of the three years in the period ended December 31, 2005 and the Consolidated Balance Sheet data as of December 31, 2004 and 2005 have been derived from our audited Consolidated Financial Statements and the related notes, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and are included in this prospectus. The Consolidated Statements of Operations data for the years ended December 31, 2001 and 2002 and the Consolidated Balance Sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited Consolidated Financial Statements, and those of our predecessor entities, and are not included in this prospectus. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our Consolidated Financial Statements. Our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,										Six Months Ended June 30,
	2001(1)		2002		2003		2004		2005		2005		2006
											(unaudited)
	(in thousands, except unit and per unit amounts)
Consolidated Statement of Operations Data:
Revenue		$37,708		$23,527		$25,552		$33,938		$45,677		$20,392		$26,815
Cost of Goods Sold		19,869		13,132		14,016		17,843		25,532		10,653		15,172

Gross Profit		17,839		10,395		11,536		16,095		20,145		9,739		11,643
Operating Expenses:
Selling, General and Administrative		11,925		9,173		7,974		9,565		12,168		5,684		6,740
Research and Development		6,015		4,447		4,613		5,075		6,312		3,020		3,423

Total Operating Expenses		17,940		13,620		12,587		14,640		18,480		8,704		10,163

Income (Loss) from Operations		(101)		(3,225)		(1,051)		1,455		1,665		1,035		1,480
Interest Expense		(464)		(372)		(694)		(742)		(1,083)		(523)		(635)
Write-off of Deferred Offering Costs(2)		–		–		–		(407)		(307)		–		–

Net Income (Loss)		(565)		(3,597)		(1,745)		306		275		512		845
Accrued Distributions on First and Second Senior Preferred Units(3)		–		(1,475)		(1,548)		(1,548)		(1,548)		(774)		(774)

Net Income (Loss) Attributable to Holders of Common Units		$(565)		$(5,072)		$(3,293)		$(1,242)		$(1,273)		$(262)		$71

Basic and diluted net income (loss) per unit attributable to holders of common units:
Historical		$(0.02)		$(0.24)		$(0.16)		$(0.06)		$(0.06)		$(0.01)		$0.00
Pro forma	$		$		$		$		$		$		$

Units used to compute basic net income (loss) per unit attributable to holders of common units		30,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,415,101

Units used to compute diluted net income (loss) per unit attributable to holders of common units		30,000,000		21,000,000		21,000,000		21,000,000		21,000,000		21,000,000		22,397,634

(1)	The 2001 amounts reflect the statement of operations of a former entity named Applied Precision, Inc. (“Old API”), a predecessor entity to Applied Precision Holdings, LLC.
(2)	During 2004 and 2005, we incurred significant expenses in connection with proposed public offerings that were delayed due primarily to market conditions. These costs would have been charged against the gross proceeds of the offering upon closing, however due to delays in the offering process, we wrote-off related costs of $407,000 in 2004 and $307,000 in 2005.
(3)	As a result of a January 2002 reorganization, we issued $5.6 million of First Senior Preferred Units which accrue dividends at 8% per year and $10 million of Second Senior Preferred Units which accrue dividends at 11% per year.

	December 31,					June 30,	Pro forma June 30,
	2001(4)	2002	2003	2004	2005	2006	2006
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$560	$568	$–	$206	$6	$4
Total Assets	18,950	19,196	18,794	22,595	28,489	30,784
Short-term Debt	7,084	6,480	5,042	7,201	9,018	10,172
Long-term Obligations	523	546	605	808	3,053	2,453
Members’ Equity	3,318	5,189	4,267	4,637	4,893	6,049

(4)	The 2001 amounts reflect the balance sheet of Old API.

Reorganization as a “C” Corporation

Applied Precision, Inc., the shares of which are being sold to the public in this offering, will be the successor to Applied Precision Holdings, LLC, the current holding company for our business, following a reorganization that will take place in connection with the closing of this offering. Applied Precision, Inc. is currently a wholly-owned subsidiary of Applied Precision Holdings, LLC. Applied Precision, Inc. is a Delaware corporation that is subject to taxation as a corporation for federal and state income tax purposes. Applied Precision Holdings, LLC, by contrast, is a Delaware limited liability company that is currently taxable as a partnership for federal income tax purposes. This reorganization will not affect our operations, which we will continue to conduct through Applied Precision, LLC, our principal operating subsidiary. Applied Precision, LLC is currently a wholly-owned subsidiary of Applied Precision Holdings, LLC and following the reorganization will be a wholly-owned subsidiary of Applied Precision, Inc.

Applied Precision Holdings, LLC has six classes of membership units outstanding—first senior preferred units, second senior preferred units, preferred units, common units, preferred incentive units and common incentive units. These units generally differ with respect to their relative priority to distributions and other rights. Only the preferred units and common units have voting rights. The preferred incentive units and common incentive units were issued to executive officers, certain directors and other employees pursuant to our unit incentive option plans established by the board of managers of Applied Precision Holdings, LLC.

In the reorganization, Applied Precision Holdings, LLC will merge with Applied Precision, Inc. with Applied Precision, Inc. being the surviving holding company. Holders of limited liability company units in Applied Precision Holdings, LLC will exchange all of their interests for shares of common stock of Applied Precision, Inc. In this exchange, the existing holders of limited liability company units in Applied Precision Holdings, LLC will receive an aggregate of          shares of Applied Precision, Inc. common stock in exchange for their units.

Concurrent with this merger, AP Stock Company, which holds a majority interest in Applied Precision Holdings, LLC, will also merge with and into Applied Precision, Inc., with Applied Precision, Inc. also continuing as the surviving company of this merger. In this merger, the existing holders of common stock in AP Stock Company, our founders, will receive an aggregate of          shares of Applied Precision, Inc. common stock in exchange for the limited liability company units in Applied Precision Holdings, LLC held by AP Stock Company.

All outstanding options and warrants to purchase limited liability company units in Applied Precision Holdings, LLC, if not exercised prior to the reorganization, will be converted into options and warrants to purchase shares of Applied Precision, Inc. common stock. In addition, various agreements among members of Applied Precision Holdings, LLC will be terminated. As described in “Use of Proceeds,” we intend to use a portion of the proceeds from this offering to repay the amounts owed for the First Senior Preferred Units.

For additional discussion on how the shares of common stock of Applied Precision, Inc. will be allocated among holders of limited liability company units in Applied Precision Holdings, LLC, please see “Certain Relationships and Related Transactions—Conversion of LLC and Corporate Reorganization.” Approximately         % of the shares of common stock of Applied Precision, Inc. issued in this reorganization will be issued to our officers, directors and affiliates of each of them. In addition, approximately         % of the outstanding options to purchase limited liability company units in Applied Precision Holdings, LLC to be converted into options to purchase shares of common stock of Applied Precision, Inc. in this reorganization will be held by our officers and directors.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of consolidated operations should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture, market and support advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. We have successfully applied our expertise and proprietary technology to develop products for markets where nanometer-level precision motion control, repeatability and resolution, as well as high speed image processing and data analysis capabilities, are critical. We have two reportable segments: Semiconductor and Life Sciences. The Semiconductor segment provides advanced wafer probe card metrology and wafer probing process monitoring systems. The Life Sciences segment provides advanced high-resolution optical imaging systems for advanced healthcare research, drug discovery and diagnostic applications.

We sell our semiconductor equipment products to major semiconductor device manufacturers and wafer probe card manufacturers. We primarily sell our life sciences products to leading academic institutions, and have recently begun to sell to pharmaceutical companies, biotechnology companies and diagnostic companies. We manufacture, assemble, integrate and test our products at our facility in Issaquah, Washington.

Our revenue has grown from $25.6 million in 2003 to $33.9 million in 2004 to $45.7 million in 2005. In the semiconductor market, we introduced our current generation probeWoRx platform in 2003, which together with our other wafer probe card test systems generated 36.9% of our revenue in 2003, 50.3% of our revenue in 2004 and 46.7% of our revenue in 2005. In the life sciences market, we introduced our initial DeltaVision imaging system in 1997, which generated 23.3% of our revenue in 2003, 16.0% of our revenue in 2004 and 19.6% of our revenue in 2005.

Our predecessor entity, AP Stock Company, was founded in 1986 by three individuals, including our current CEO. We sold our first wafer probe card metrology system in 1989 and our first life sciences imaging system in 1990. In January 2002, in connection with an investment by Riverside Fund II, L.P., or Riverside, the operations and assets of AP Stock Company were transferred to Applied Precision Holdings, LLC and our current operating subsidiary, Applied Precision, LLC. Riverside and others have invested approximately $15.2 million into the company. In connection with the investment by Riverside, we repurchased a portion of our founders’ interest in our company in the form of $5.6 million in First Senior Preferred Units. The First Senior Preferred Units and the related accrued distributions will be repaid with a portion of the proceeds of this offering. The transaction with Riverside allowed us to provide liquidity to our founders, to secure a financial partner that could enhance our profile in the marketplace, assist with our future capital needs, if any, and to benefit from Riverside’s representatives’ strategic guidance as members of our board. In addition, we have a services agreement with Riverside whereby they provide certain management services, such as recruiting, strategic advice and other advisory services. In connection with this offering, this services agreement will terminate. We do not believe this will have an adverse effect on our operations as representatives from Riverside will continue to serve on our board of directors following the offering. In addition, we have expanded our board of directors and management team since the date of the original Riverside investment in 2002.

Prior to this offering, we were organized as a limited liability company and any earnings were taxed at the owner level, not the corporate level. Accordingly, our Consolidated Financial Statements do not reflect any tax benefit or expense. As described in “Reorganization as a ‘C’ Corporation,” in connection with this offering, we will become a corporation incorporated in the State of Delaware through the merger of Applied Precision, Inc., and Applied Precision Holdings, LLC, as well as a merger of Applied Precision, Inc. and AP Stock Company, with Applied Precision, Inc. being the surviving corporation. Following the offering, we will conduct our business as Applied Precision, Inc. As a “C” corporation under the Internal Revenue Code, we will recognize tax expense or benefit in the future as appropriate.

Factors and Trends That Affect Our Results of Operations

Historically, we have sold our semiconductor products to a relatively small number of end user customers, consisting of semiconductor device manufacturers and wafer probe card manufacturers. During a given quarter, a significant portion of our semiconductor revenue is derived from the sale of a relatively small number of systems. Our semiconductor products have a higher average selling price relative to our life sciences products, and therefore, a small change in the number of semiconductor products sold may cause significant changes in our operating results. With respect to our life sciences products, we sell to both end users and original equipment manufacturers, or OEMs. During a given quarter, the mix of product sales between sales to end users and OEMs can cause significant changes in our gross margin. As a result, we do not believe that period-to-period comparisons of our quarterly results and gross margins are necessarily meaningful and they should not be relied upon as an indication of our future performance.

We sell our products both directly through our own sales force and indirectly through a combination of manufacturers’ representatives and distributors. As we grow, we expect to rely more heavily on our direct sales force. Our distributors typically do not place orders with us until they have a corresponding order from an end user customer. However, GE Healthcare, our distribution partner for our arrayWoRxe product, places orders in advance of corresponding customer orders and holds a small inventory of arrayWoRxe tools. We also sell our DIGE product to GE Healthcare exclusively on an OEM basis. For sales made through manufacturers’ representatives, we generally invoice the end user customer directly. For sales made through distributors, we invoice the distributor. For sales made through both manufacturers’ representatives and distributors, we typically ship our products directly to the end user customer, with the exception of our sales of DIGE product and arrayWoRxe to GE Healthcare.

Customers for our semiconductor products will generally order only one system at a time and then typically place orders for additional systems over time as their wafer probe testing requirements increase. The time between orders from individual semiconductor customers can range between several months to several years depending on technology advancements and capacity requirements. Due to the highly technical nature of our semiconductor and life sciences products, our sales cycles tend to be lengthy. The sales cycle for our semiconductor products is generally three to six months while the sales cycle for our life sciences products is longer, typically nine to 18 months, depending on the product.

Sales of our semiconductor products depend significantly on the rate of introduction of advanced wafer probe cards and on the volume of new semiconductor device designs, as well as the overall level of capital expenditures by semiconductor device and wafer probe card manufacturers. This capital spending is highly cyclical. In the future, we expect to experience significant fluctuations in demand for our semiconductor products due to the cyclical nature of manufacturing capacity expansion in the semiconductor industry. Sales of our life sciences products generally depend on the amount of public and private funding to support life sciences research. While demand for our life sciences products varies by quarter, sales of our life sciences products have not been cyclical.

We try to maintain an efficient mix of fixed and variable costs in our business in an effort to better manage variations in revenue, particularly in our semiconductor business. In order to lower fixed manufacturing costs, we rely on third party suppliers to provide components that we then assemble into our products. In addition, we use distributors and manufacturers’ representatives to reduce our fixed costs where we believe this to be more efficient. The purpose of this strategy is to reduce our fixed costs and working capital requirements, making our expense structure more flexible during industry downturns. The trade-off for this flexibility can be higher short-term marginal costs.

We do not have purchase contracts that require any of our semiconductor or life sciences customers or distributors to continue to purchase our products, and our customers and distributors could cease purchasing our products at any time with little or no notice. A delay in product orders or acceptances or cancellations by any of customers or distributors could cause quarterly revenue to vary significantly. Our backlog of orders is subject to cancellations, accelerations, changes and delays and is not necessarily indicative of future customer purchases or revenue streams.

We anticipate that our future quarterly and annual financial results will continue to be affected by fluctuations in demand based on the cyclical nature of the semiconductor industry, the timing of new product releases by us or our competitors, the relative level of direct sales versus manufacturers’ representative and distributor sales, the relative level of semiconductor sales to life sciences sales, and various other factors. In addition, the timing of receipt and shipment of an order for only one or two of our products can have a material impact on our sales and operating results in a particular quarter.

Financial Operations Overview

Revenue. We derive our revenue from sales of our semiconductor equipment products and life sciences products, including systems, replacement parts, product upgrades, software, extended warranties, and installation and support services. Increases in revenue have resulted from increased demand for our existing products, the introduction of new products, and the general recovery in the semiconductor market. Our revenue is subject to both quarterly and annual fluctuations primarily due to the cyclical nature of the semiconductor industry.

Cost of Goods Sold. Our cost of goods sold includes direct and indirect costs associated with the assembly, test, installation and service of our products and replacement parts. Direct costs include material and payroll and related benefits, while indirect costs include, but are not limited to, warranty costs, purchasing and receiving costs, facilities costs, freight charges, inventory write-downs, inspection costs and depreciation.

Gross Profit. Our gross profit has varied from period-to-period and is affected by changes in product mix, the overall level of sales, manufacturing efficiencies, material costs, pricing pressures and new product introductions. In addition, the channel through which we sell a product can have an affect on gross profit. In particular, revenue recognized on sales through distributors, upon which we rely to a significant degree to help sell our products, is lower than that which would be recognized had the sale been transacted through a direct sales force by approximately 10% to 15%. This difference represents the distributors’ compensation for their sales efforts. We use distributors primarily in geographies where we currently do not have sales and marketing infrastructure, particularly in Asia and Europe.

Selling, General and Administrative. Selling, General and Administrative, or SG&A, expenses include payroll and related benefits, depreciation, marketing and trades show expenses, manufacturers’ representative commissions, and costs incurred in administrative support functions. We expect that our SG&A expenses will continue to increase as necessary to support our growth. In addition, in connection with becoming a public company, we expect that we will incur significant additional expenses such as audit fees, professional fees, increased directors and officers insurance, board compensation, and expenses related to hiring additional personnel and expanding our administrative functions. We began to incur certain of these expenses during fiscal 2005, but anticipate these expenses will increase significantly going forward. Based on current regulations, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 relating to the effectiveness of our internal controls over financial reporting as of December 31, 2007 and expect to incur significant expenses associated therewith.

Research and Development. Research and development, or R&D, expenses include, as the largest component, payroll and related benefits. Other elements of R&D expense include the cost of materials, software and supplies used in the process of investigating new technologies, designing new products and enhancing existing products. We believe that continued investment in R&D is critical to our future success in both the semiconductor and life sciences segments.

Interest Expense. Interest expense relates to interest on borrowings from Silicon Valley Bank for our line of credit and a term loan and interest expense on borrowings from management and companies under their control. At June 30, 2006 we had outstanding borrowings of $11.6 million under our credit agreement with Silicon Valley Bank and $1.1 million in debt to certain of our officers and directors and entities affiliated with them as described more fully in “Certain Relationships and Related Transactions.” Concurrent with this offering, we plan to use a portion of the proceeds of this offering to pay down the balance on our existing line of credit and to repay all debt to certain of our officers and entities affiliated with them.

Results of Operations—Six Months Ended June 30, 2006 and 2005

The following tables summarize our consolidated revenue and operating income (loss) generated by our two segments (all dollar amounts in thousands):

	Six Months Ended June 30,
	2005		2006
	Amount	Percent	Amount	Percent

Revenue:
Semiconductor	$12,869	63.1%	$18,194	67.9%
Life sciences	7,523	36.9	8,621	32.1

Total	$20,392	100.0%	$26,815	100.0%

	Six Months Ended June 30,
	2005	2006
	Amount	Amount

Income (Loss) From Operations:
Semiconductor	$1,402	$2,061
Life sciences	(367)	(581)

Total	$1,035	$1,480

The following table summarizes our consolidated revenue generated domestically and internationally (all dollar amounts in thousands):

	Six Months Ended June 30,
	2005		2006
	Amount	Percent	Amount	Percent

Domestic	$10,370	50.9%	$13,719	51.2%
International	10,022	49.1	13,096	48.8

Total	$20,392	100.0%	$26,815	100.0%

Our international semiconductor revenue has typically been higher in Asia compared to Europe, while our international life sciences revenue has typically been higher in Europe compared to Asia. We expect this to continue for our semiconductor revenue due to the geographic concentration of potential semiconductor customers in Asia. We expect sales of our life sciences products to become more evenly distributed between Europe and Asia in the future, as we introduce lower cost products that we believe will be more competitive in the Asian market.

The table below presents the consolidated statements of operations in dollars and as a percentage of revenue:

	Six Months Ended June 30,
	2005		2006
	Amount	Percent	Amount	Percent
	(unaudited)
Revenue	$20,392	100.0%	$26,815	100.0%
Cost of goods sold	10,653	52.2	15,172	56.6

Gross profit	9,739	47.8	11,643	43.4
Selling, general and administrative	5,684	27.9	6,740	25.1
Research and development	3,020	14.8	3,423	12.8

Total operating expenses	8,704	42.7	10,163	37.9

Income from operations	1,035	5.1	1,480	5.5
Interest expense	(523)	(2.6)	(635)	(2.4)

Net income	$512	2.5%	$845	3.1%

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenue. Revenue increased to $26.8 million for the first six months of 2006 from $20.4 million in the first six months of 2005, representing an increase of 31.5%. Revenue from sales of our semiconductor equipment products increased to $18.2 million for the first six months of 2006 from $12.9 million in the first six months of 2005, representing an increase of 41.4%. The increase in revenue from sales of our semiconductor equipment products is attributable to higher sales of our probeWoRx systems and our custom designed wafer probe card interface products, as well as initial sales of our new waferWoRx product. Revenue from sales of our life sciences products increased to $8.6 million for the first six months of 2006 from $7.5 million in the first six months of 2005, representing an increase of 14.6%. This increase in life sciences revenue was attributable to higher sales of our DeltaVision system, the DIGE imaging system to GE Healthcare on an OEM basis and our other OEM products, and our cellWoRx product. The initial sales of the DIGE imaging system began during the second quarter of 2005. Sales of our cellWoRx system, also a new product in 2005, represented approximately half of the increase in our life sciences revenue.

Cost of Goods Sold. Cost of goods sold increased to $15.2 million for the first six months of 2006 from $10.7 million in the first six months of 2005, representing an increase of 42.4%. Cost of goods sold as a percentage of revenue increased to 56.6% for the first six months of 2006 as compared to 52.2% of revenue in the first six months of 2005. This increase in percentage was the result of changes in product mix. The first six months of 2006 included a greater percentage of sales of our probeWoRx product and wafer probe card interface products, as compared to the first six months of 2005. probeWoRx, which is a more advanced wafer probe card test system as compared to our PrecisionPoint products, has a higher cost as a percent of revenue as compared to our PrecisionPoint products. The probeWoRx systems represented 30.5% of total revenue for the first six months of 2006 as compared to 22.5% in the first six months of 2005. Additionally, our custom engineered wafer probe card interface products carry a higher percentage cost compared to all other product lines and represented 12.3% of total revenues for the first six months of 2006 as compared to 8.1% in the first six months of 2005.

Gross Profit. Gross profit increased to $11.6 million for the first six months of 2006 from $9.7 million in the first six months of 2005, representing an increase of 19.6%. Gross profit as a percentage of revenue decreased to 43.4% for the first six months of 2006 as compare to 47.8% of revenue in the first six months of 2005. The decrease in gross profit as a percentage of revenue in the first six months of 2006 was primarily due to a decrease in gross profit in our semiconductor equipment products, which decreased as a percentage of revenue to 43.4% for the first six months of 2006 from 49.3% in the first six months of 2005. The decrease in gross profit as a percentage of revenue in our semiconductor equipment products was primarily due to greater sales of our lower margin probeWoRx product, as well as increased sales of our custom engineered wafer probe card interface products. We anticipate continued cost reductions in the probeWoRx product will result in increased margins in the future. Gross profit as a percentage of revenue for our life sciences products decreased to 43.5% for the first six months of 2006 from 44.9% for the first six months of 2005 primarily due to the introduction of the DIGE imaging system, which is sold on an OEM basis and typical with OEM sales, has a lower gross margin than direct sales to end user customers.

Selling, General and Administrative (SG&A). SG&A expenses increased to $6.7 million for the first six months of 2006 from $5.7 million in the first six months of 2005, representing an increase of 18.6%. SG&A expenses as a percentage of revenue decreased to 25.1% of revenue for the first six months of 2006 as compared to 27.9% of revenue for the first six months of 2005. The increase in SG&A expenses in 2006 was primarily the result of increased compensation costs related to higher headcount, in both administrative as well as sales and marketing positions, as well as increased commission expense resulting from higher revenues. In addition, we incurred approximately $123,000 in severance expenses during the first six months of 2006. We expect SG&A expenses to continue to increase in absolute dollars over time, while decreasing as a percentage of revenue as we leverage benefits from our expected revenue growth.

Research and Development (R&D). R&D expenses increased to $3.4 million for the first six months of 2006 from $3.0 million in the first six months of 2005, representing an increase of 13.3%. R&D expenses as a percentage of revenue decreased to 12.8% of revenue for the first six months of 2006 as compared to 14.8% of revenue for the first six months of 2005. The increase in R&D expenses was due to an increase in R&D staffing levels and the resulting increase in compensation expense. We believe continued investment in R&D is critical to our ability to develop new products for our customers. We anticipate R&D expense to increase in absolute dollars in the future as we continue to invest in developing new products and improving existing products.

Operating Income. Operating income increased to $1.5 million for the first six months of 2006 from $1.0 million in the first six months of 2005, representing an increase of 43.0%. Operating income as a percentage of revenue was 5.5% for the first six months of 2006 as compared to 5.1% in the first six months of 2005.

Interest Expense. Interest expense increased to $635,000 for the first six months of 2006 from $523,000 in the first six months of 2005, representing an increase of 21.4%. The increase in interest expense was primarily due to higher average levels of outstanding borrowings on our lines of credit, supporting our increased accounts receivable and inventory, partially offset by lower interest rates.

Income Taxes. As we were a limited liability company for these periods, any earnings were taxed at the owner level, not the corporate level. Accordingly, no tax expense or benefit has been recorded in our financial statements. As discussed in “Reorganization as a ‘C’ Corporation,” in connection with this offering we will be reorganized into a “C” corporation. As a “C” corporation under the Internal Revenue Code, we will recognize tax expense or benefit in the future as appropriate at the corporate level.

Net Income. Our net income was $845,000 for the first six months of 2006 and $512,000 for the first six months of 2005.

Results of Operations—Years Ended December 31, 2005, 2004 and 2003

The following tables summarize our consolidated revenue and operating income (loss) generated by our two divisions, semiconductor and life sciences (all dollar amounts in thousands):

	Year Ended December 31,
	2003		2004		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Revenue:
Semiconductor	$14,158	55.4%	$23,374	68.9%	$28,677	62.8%
Life sciences	11,394	44.6	10,564	31.1	17,000	37.2

Total	$25,552	100.0%	$33,938	100.0%	$45,677	100.0%

	Year Ended December 31,
	2003	2004	2005
	Amount	Amount	Amount
Income (Loss) From Operations:
Semiconductor	$(770)	$3,207	$2,217
Life sciences	(281)	(1,752)	(552)

Total	$(1,051)	$1,455	$1,665

The following table summarizes our consolidated revenue generated domestically and internationally (all dollar amounts in thousands):

	Year Ended December 31,
	2003		2004		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Domestic	$11,605	45.4%	$11,865	35.0%	$21,189	46.4%
International	13,947	54.6	22,073	65.0	24,488	53.6

Total	$25,552	100.0%	$33,938	100.0%	$45,677	100.0%

The table below presents the consolidated statements of operations in dollars and as a percentage of revenue (all dollar amounts in thousands):

	Year Ended December 31,
	2003		2004		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Revenue	$25,552	100.0%	$33,938	100.0%	$45,677	100.0%
Cost of goods sold	14,016	54.8	17,843	52.6	25,532	55.9

Gross profit	11,536	45.2	16,095	47.4	20,145	44.1
Selling, general and administrative	7,974	31.2	9,565	28.2	12,168	26.6
Research and development	4,613	18.1	5,075	14.9	6,312	13.8

Total operating expenses	12,587	49.3	14,640	43.1	18,480	40.4

Income (loss) from operations	(1,051)	(4.1)	1,455	4.3	1,665	3.7

Interest expense	(694)	(2.7)	(742)	(2.2)	(1,083)	(2.4)
Write-off of deferred offering costs	–	–	(407)	(1.2)	(307)	(0.7)

Net income (loss)	$(1,745)	(6.8)%	$306	0.9%	$275	0.6%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue. Revenue increased to $45.7 million in the year ended December 31, 2005 from $33.9 million in the year ended December 31, 2004, representing an increase of 34.6%. Revenue from sales of our semiconductor equipment products increased to $28.7 million in the year ended December 31, 2005 from $23.4 million in the year ended December 31, 2004, representing an increase of 22.7%. This increase in semiconductor revenue was primarily attributable to continued increases in unit sales of our probeWoRx systems, as well as improvement in semiconductor market conditions. Revenue from sales of our life sciences products increased to $17.0 million in the year ended December 31, 2005 from $10.6 million in the year ended December 31, 2004, representing an increase of 60.9%. This increase in life sciences revenue was primarily attributable to improved unit sales of our DeltaVision product line and the initial sales in 2005 of the DIGE imaging system. Excluding the impact of the new DIGE systems sales, life sciences revenue increased 38.1% in 2005 as compared to 2004. DeltaVision sales totaled $9.0 million in 2005, up $3.5 million from 2004, representing an increase of 64.8%. This growth in sales was due in part to improvements made to the DeltaVision system which resulted in a higher than normal increase in sales, which we do not believe is representative of future growth rates.

Cost of Goods Sold. Cost of goods sold increased to $25.5 million in the year ended December 31, 2005 from $17.8 million in the year ended December 31, 2004, representing an increase of 43.1%. As a percentage of revenue, cost of goods sold increased to 55.9% in 2005 as compared to 52.6% in 2004. This increase in percentage was the result of changes in product mix towards lower margin products. While our relatively new probeWoRx product line is a more advanced wafer probe test system as compared to our PrecisionPoint products, its cost as a percent of revenue is higher than our PrecisionPoint products. The DIGE product is sold on an OEM basis which, typical with OEM sales, has a lower gross margin than direct sales to end user customers. In 2005, the probeWoRx and DIGE product lines represented 32.5% of total revenue, as compared to 14.9% in 2004.

Gross Profit. Gross profit increased to $20.1 million in the year ended December 31, 2005 from $16.1 million in the year ended December 31, 2004, representing an increase of 25.2%. Gross profit as a percentage of revenue decreased to 44.1% of revenue in 2005 as compared to 47.4% of revenue in 2004. The decrease in gross profit as a percentage of revenue in 2005 was primarily due to a decrease in gross profit in our semiconductor equipment products which decreased as a percentage of revenue to 44.2% in 2005 from 48.9% in 2004. The decrease in gross profit as a percentage of revenue in our semiconductor equipment products was primarily due to greater sales of our lower margin probeWoRx product. Gross profit as a percentage of revenue from the sales of our life sciences products decreased to 44.0% in 2005 from 44.1% in 2004 primarily due to the introduction of our DIGE product which is sold on an OEM basis and therefore has lower gross margins than direct sales to end user customers or sales through distributors.

Selling, General and Administrative (SG&A). SG&A expenses increased to $12.2 million in the year ended December 31, 2005 from $9.6 million in the year ended December 31, 2004, representing an increase of 27.2%. SG&A expenses as a percentage of revenue decreased to 26.6% of revenue in 2005 as compared to 28.2% of revenue in 2004. The increase in SG&A expenses in 2005 was primarily due to an increase in headcount and compensation, in both administrative as well as sales and marketing positions, as well as higher sales related expenses as a result of higher revenues. We expect SG&A expenses to continue to increase in absolute dollars over time, while decreasing as a percentage of revenue as we leverage benefits from our revenue growth.

Research and Development (R&D). R&D expenses increased to $6.3 million in the year ended December 31, 2005 from $5.1 million in the year ended December 31, 2004, representing an increase of 24.4%. R&D expenses as a percentage of revenue decreased to 13.8% of revenue in 2005 as compared to 14.9% of revenue in 2004. The increase in R&D expenses in 2005 was primarily due to an increase in R&D staffing levels which increased compensation and product development expense. We believe continued investment in R&D is critical to our ability to develop new products for our customers. We anticipate R&D expense to increase in absolute dollars in the future as we continue to invest in developing new products and improving existing products. We also anticipate R&D expense as a percentage of revenue to increase in 2006.

Operating Income. Operating income increased to $1.7 million in the year ended December 31, 2005 from $1.5 million in the year ended December 31, 2004, representing an increase of 14.4%. Operating income as a percentage of revenue was 3.7% in 2005 and 4.3% in 2004.

Interest Expense. Interest expense increased to $1.1 million in the year ended December 31, 2005 from $742,000 in the year ended December 31, 2004, representing an increase of 46.0%. The increase in interest expense in 2005 was primarily due to higher average levels of outstanding borrowings on our lines of credit, supporting our increased accounts receivable and inventory, partially offset by lower interest rates.

Write-off of Deferred Offering Costs. During 2005 and 2004, we incurred significant expenses in connection with a proposed public offering that was delayed due primarily to market conditions. These costs would have been charged against the gross proceeds of the offering upon closing, however due to the delays in the offering process, we wrote-off related costs of $307,000 in 2005 and $407,000 in 2004.

Income Taxes. As we were a limited liability company, for these periods, any earnings were taxed at the owner level, not the corporate level. Accordingly, no tax expense or benefit has been recorded in our financial statements. As discussed in “Reorganization as a ‘C’ Corporation,” in connection with this offering we will be reorganized into a “C” corporation. As a “C” corporation under the Internal Revenue Code, we will recognize tax expense or benefit in the future as appropriate at the corporate level.

Net Income. Based on the above comments, our net income was $275,000 in 2005 and $306,000 in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue. Revenue increased to $33.9 million in the year ended December 31, 2004 from $25.6 million in the year ended December 31, 2003, representing an increase of 32.8%. Revenue from sales of our semiconductor equipment products increased to $23.4 million in the year ended December 31, 2004 from $14.2 million in the year ended December 31, 2003, representing an increase of 65.1%. This increase in semiconductor revenue was primarily attributable to sales of more PrecisionPoint products, an improvement in semiconductor market conditions, and growth in the unit sales of our recently introduced probeWoRx product. Revenue from sales of our life sciences products decreased to $10.6 million in the year ended December 31, 2004 from $11.4 million in the year ended December 31, 2003, representing a decrease of 7.3%, primarily attributable to reduced DeltaVision sales.

Cost of Goods Sold. Cost of goods sold increased to $17.8 million in the year ended December 31, 2004 from $14.0 million in the year ended December 31, 2003, representing an increase of 27.3%. As a percentage of revenue, cost of goods sold decreased to 52.6% in 2004 as compared to 54.8% in 2003. This improvement in percentage resulted from greater sales of our higher margin PrecisionPoint product.

Gross Profit. Gross profit was $16.1 million in the year ended December 31, 2004 and $11.5 million in the year ended December 31, 2003, representing an increase of 39.5%. Gross profit as a percentage of revenue was 47.4% in 2004 and 45.2% in 2003. The increase in gross profit as a percentage of revenue was primarily due to an increase in gross profit in our semiconductor equipment products which increased as a percentage of revenue to 48.9% in 2004 from 44.9% in 2003. In addition, the increase was due to a change in product mix toward higher margin products, as well as increased overhead absorption due to the higher level of semiconductor equipment product sales. Gross profit as a percentage of revenue from our life sciences products was 44.1% in 2004 compared to 45.4% in 2003.

Selling, General and Administrative (SG&A). SG&A expenses increased to $9.6 million in the year ended December 31, 2004 from $8.0 million in the year ended December 31, 2003, representing an increase of 20.0%. SG&A expenses as a percentage of revenue were 28.2% of revenue in 2004 and 31.2% of revenue in 2003. The increase in SG&A expenses in 2004 was primarily due to an increase in sales and marketing expenses.

Research and Development (R&D). R&D expenses increased to $5.1 million in the year ended December 31, 2004 from $4.6 million in the year ended December 31, 2003, representing an increase of 10.0%. R&D expenses as a percentage of revenue were 14.9% of revenue in 2004 and 18.1% of revenue in 2003. The increase in R&D expenses in 2004 was primarily due to increased compensation expense related to headcount increases.

Operating Income. Based on the above, operating income was $1.5 million, or 4.3% of revenue, in the year ended December 31, 2004. In 2003, we recorded an operating loss of $1.1 million.

Interest Expense. Interest expense increased to $742,000 in the year ended December 31, 2004 from $694,000 in the year ended December 31, 2003, representing an increase of 6.9%. Interest expense as a percentage of revenue was 2.2% in 2004 and 2.7% in 2003. The increase in interest expense in 2004 was primarily due to higher average levels of outstanding borrowings on our lines of credit.

Write-off of Deferred Offering Costs. During 2004, we incurred certain costs in connection with a proposed public offering that was delayed. These costs would have been charged against the gross proceeds of the offering upon closing. Due to delays in the offering process, we expensed $407,000 in 2004. There were no such expenses in 2003.

Income Taxes. As we were a limited liability company, for this period, any earnings were taxed at the owner level, not the corporate level. Accordingly, no tax expense or benefit has been recorded in our financial statements.

Net Income. As a result of the increase in revenue and resulting margin improvement, we recorded net income of $306,000 for the year ended December 31, 2004 compared to a net loss of $1.7 million for the year ended December 31, 2003.

Selected Quarterly Results of Operations

The following table sets forth certain unaudited financial information for each of the ten quarters ended June 30, 2006. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Mar. 31 2004	June 30 2004	Sept. 30 2004	Dec. 31 2004	Mar. 31 2005	June 30 2005	Sept. 30 2005	Dec. 31 2005	Mar. 31 2006	June 30 2006
	(unaudited)
	(in thousands)
Revenue	$7,221	$7,940	$8,671	$10,106	$9,645	$10,747	$12,070	$13,215	$13,111	$13,704
Cost of Goods Sold	3,880	4,083	4,621	5,259	4,769	5,884	6,963	7,916	7,562	7,610

Gross Profit	3,341	3,857	4,050	4,847	4,876	4,863	5,107	5,299	5,549	6,094
Operating Expenses:
Selling, General & Admin.	2,234	2,362	2,219	2,750	2,879	2,805	3,006	3,478	3,231	3,509
Research and Development	1,160	1,278	1,237	1,400	1,528	1,492	1,613	1,679	1,690	1,733

Total Operating Expenses	3,394	3,640	3,456	4,150	4,407	4,297	4,619	5,157	4,921	5,242

Operating Income (Loss)	(53)	217	594	697	469	566	488	142	628	852
Interest Expense	(160)	(189)	(196)	(197)	(225)	(298)	(241)	(319)	(303)	(332)
Write-off of Deferred Offering Costs	–	–	–	(407)	–	–	–	(307)	–	–

Net Income (Loss)	$(213)	$28	$398	$93	$244	$268	$247	$(484)	$325	$520

These quarterly operating results are not necessarily indicative of the results for any future period. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Liquidity and Capital Resources

Sources and Uses of Cash

Total sources and uses of cash are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Cash provided (used) by operating activities	$823	$693	$(2,490)	$(1,101)	$106
Cash used by investing activities	(1,121)	(2,179)	(1,237)	(324)	(917)
Cash provided (used) by financing activities	(270)	1,692	3,527	1,247	809

Net increase (decrease) in cash and cash equivalents	$(568)	$206	$(200)	$(178)	$2

We generated cash of $106,000 from our operating activities during the six months ended June 30, 2006, compared to a use of cash of $1.1 million in the six months ended June 30, 2005 from our operating activities. The primary reason for this net difference of $1.2 million is the greater increase in inventory and accounts receivable of $1.5 million during the first six months of 2005, as compared to the first six months of 2006, offset in part by a decrease in deferred revenue during the six months ended June 30, 2006.

We used cash of $2.5 million in our operating activities during the year ended December 31, 2005, compared to providing cash of $693,000 during the year ended December 31, 2004 and $823,000 during the year ended December 31, 2003 from our operating activities. The primary factors for the use of cash during the year ended December 31, 2005 as compared to providing cash during the year ended December 31, 2004 were increases in accounts receivable and current and long-term inventory of approximately $3.4 million and $2.0 million, respectively, partially offset by an increase in accounts payable of $1.4 million.

Accounts receivable. Accounts receivable, net of allowance, increased to $13.6 million at June 30, 2006 from $12.6 million at December 31, 2005, representing an increase of $997,000, or 7.9%. This increase between June 30, 2006 and December 31, 2005 was primarily due to higher sales volumes in the quarter ended June 30, 2006 as compared to the quarter ended December 31, 2005, as well as the timing of shipments more heavily weighted later in the quarter for the three months ended June 30, 2006 as compared to the quarter ended December 31, 2005. Accounts receivable, net of allowance increased to $12.6 million at December 31, 2005 from $9.2 million at December 31, 2004, representing an increase of $3.4 million, or 37.1%. This increase between 2004 and 2005 was primarily due to higher sales volumes, which were up 30.8% in the fourth quarter of 2005 as compared to the fourth quarter of 2004. Days sales outstanding for accounts receivable were 89, 86 and 82 as of June 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Inventory (Current and Long-Term). We classify inventory which is not expected to be consumed within the next twelve months as long-term. Inventory, both current and long term, increased to $12.4 million as of June 30, 2006 from $11.8 million as of December 31, 2005, representing an increase of 5.3%, similar to our increase in production. Inventory turns decreased to 2.5 times as of June 30, 2006 from 2.6 times at December 31, 2005. Inventory increased to $11.8 million as of December 31, 2005 from $9.6 million as of December 31, 2004, representing an increase of $2.2 million or 22.4%. Approximately $2.6 million of the increase was in work in progress, which was expected due to the higher sales levels experienced in 2005, as well as in support of new product offerings. Even with the increase in inventory dollars, inventory turns improved to 2.4 times as of December 31, 2005 from 1.9 times as of December 31, 2004.

Accounts payable. Accounts payable increased to $6.5 million as of June 30, 2006, from $5.4 million as of December 31, 2005, representing an increase of $1.1 million or 20.8%. Accounts payable increased to $5.4 million as of December 31, 2005 from $4.0 million as of December 31, 2004, representing an increase of $1.4 million or 34.6%, which was equivalent to the growth in revenues. The increase in accounts payable was primarily due to the significant growth in revenues, as well as an associated increase in inventory.

Our investing activities used cash of $917,000 during the six months ended June 30, 2006, compared to using cash of $324,000 during the first six months of 2005. On a yearly basis, our investing activities used cash of $1.2 million during the year ended December 31, 2005, compared to using cash of $2.2 million during the year ended December 31, 2004 and $1.1 million during the year ended December 31, 2003. Changes in cash from investing activities are due primarily to changes in purchases of property and equipment. Capital expenditures typically consist of information technology infrastructure, operations and test equipment. We expect investments in equipment and facilities improvements will increase significantly in the second half of 2006 in support of our anticipated growth. Additionally, during 2006, we invested $300,000 into a life sciences technology company. This investment represents less than 2% ownership in that company.

Our financing activities provided cash of $809,000 as we borrowed against our credit facility during the six months ended June 30, 2006, compared to cash provided of $1.2 million in the first six months of 2005 as a result of additional borrowings. On a yearly basis, our financing activities provided cash of $3.5 million in 2005, compared to $1.7 million in 2004 and a use of cash of $270,000 in 2003. Changes in cash from financing activities in 2005 and 2004 resulted primarily from borrowings under bank line of credit agreements and term-loan borrowings, net of repayments, which were $3.7 million in 2005 and $2.5 million in 2004.

Liquidity

We have funded our operations through a combination of cash generated by operations, borrowings under revolving lines of credit, borrowings under term facilities, borrowings from our officers and directors and entities affiliated with them and private equity investments. We had working capital (current assets less current liabilities) of $5.0 million at June 30, 2006 as compared to working capital of $4.7 million at December 31, 2005. In August 2005 we entered into an amended and restated credit agreement with Silicon Valley Bank. This credit agreement provides for a revolving credit domestic line of $5.0 million and a foreign line of credit supported by the Export-Import Bank of the United States of $10.0 million, however combined borrowings under the domestic and foreign revolving lines are limited to $12.5 million. This credit agreement expires in September 2007. The amount available to be borrowed under these lines of credit is based on eligible accounts receivable and inventory, as defined in the credit agreement. As a result of our concentration of shipments at the end of a quarter, our receivable balance during any given quarter is highest at quarter end and declines in the interim months of the quarter until the final month when shipments are strongest. Accordingly, since our borrowing capacity is based in part on eligible accounts receivable, we have typically have had a greater unused borrowing capacity at the end of a quarter and in the early part of the following quarter. The lines of credit bear an interest rate of the bank’s prime rate plus 0.5% and require us to maintain compliance with certain financial and other covenants. As of June 30, 2006, we had outstanding aggregate borrowings of $8.9 million with an unused availability of $3.6 million.

In addition to the line of credit, at June 30, 2006 we had an outstanding term note of $2.6 million from Silicon Valley Bank pursuant to a three year growth capital term note, which bears an interest rate of the bank’s prime rate plus 0.5%. This note, which had an original principal balance of $3.0 million, required interest only payments for the first six months, followed by 30 monthly payments of $100,000 plus interest beginning in March 2006 and ending in August 2008. Our term loan is guaranteed by certain members of our board (and entities and individuals affiliated with such individuals) and we expect that these guarantees will terminate in connection with this offering upon payoff of the growth capital term note. In addition, we have a $52,000 term loan from Silicon Valley Bank that will be paid off in monthly installments through November 2006. Prior to the August 2005 credit agreement with Silicon Valley Bank, our banking facility provided for a maximum $10.0 million revolving line of credit and no growth capital loan.

As of June 30, 2006 we had $1.1 million in secured loans from certain officers of our company or entities under their control. These loans are subordinated to the Silicon Valley Bank indebtedness. We anticipate these loans will be repaid in their entirety with proceeds from this offering.

We have reported net income during the six months ended June 30, 2006 and during the years ended December 31, 2005 and 2004, of $845,000, $275,000 and $306,000, respectively, and a net loss of $1.7 million during the year ended December 31, 2003, which included write-off of deferred offering costs of $307,000 and $407,000 during the years ended December 31, 2005 and December 31, 2004, respectively. At December 31, 2005 we were out of compliance with our fixed charge coverage ratio covenant and received a waiver from the bank of our covenant compliance requirements as of December 31, 2005. We have been able to satisfy our need for working capital and capital expenditures due in part to our ability to access adequate financing arrangements, as well as managing payment of our vendors. Compliance with future debt covenants requires us to meet certain operating projections, which include achieving certain revenue, costs, consistent operating margins, and working capital targets. We believe that our existing cash and credit facilities are adequate to fund our operations through the next twelve months. If we fail to achieve our planned revenue, costs, or working capital objectives, we believe we have the ability to curtail capital expenditures and reduce costs to levels that will be sufficient to enable us to meet our cash requirements and debt covenants through December 31, 2006.

With the addition of approximately $         million of net proceeds expected from this offering, after deducting the estimated underwriters’ discounts and commissions and estimated offering expenses, and the repayment of the total of $20.4 million in outstanding obligations as described in “Use of Proceeds,” we expect to be able to meet our capital and operating requirements through the next 12 months. We also expect to be able to meet our capital and operating requirements for the foreseeable future through operational cashflows and current credit facilities, thereafter however, to support business growth and pursue acquisitions we may require external funding through either an equity or debt financing.

Contractual Obligations. The following is a summary of our contractual commitments and obligations as of December 31, 2005:

	Maturity by Year
Contractual obligations	Total	2006	2007	2008	2009	2010	Thereafter
	(in thousands)
Line of credit bank borrowings and current and long-term portion of long-term bank debt(1)	$11,018	$1,115	$9,103	$800	$–	$–	$–
Inventory purchases(2)	2,961	2,961	–	–	–	–	–
Operating lease obligations(3)	349	309	25	15	–	–	–
Notes payable and other amounts due related parties(4)	1,753	–	–	1,753	–	–	–
Interest expense(5)	1,991	1,085	795	111	–	–	–

Total	$18,072	$5,470	$9,923	$2,679	$–	$–	$–

(1)	This table is reporting the contractual due dates of these debt obligations.
(2)	We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments exclude open purchase orders.
(3)	Subsequent to December 31, 2005, we executed a new lease on our existing facility through May 2011 with annual payments of approximately $329,000 for June to December 2006, $731,000 in 2007, $753,000 in 2008, $775,000 in 2009, $799,000 in 2010 and $337,000 for January to May 2011.
(4)	These amounts are subordinated to the bank borrowings and cannot be paid off prior to pay-off of the credit facility, regardless of their maturity dates. Accordingly these obligations are reported as payable after the pay-off of the bank borrowings.
(5)	Based on debt levels outstanding and applicable interest rates as of December 31, 2005 adjusted for contractual principal reductions over time.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of our Consolidated Financial Statements. Actual results may differ from these estimates under different assumptions or conditions. We base our estimates on historical experience and various other factors that we believe to be appropriate under the circumstances. These estimates may change as new events occur, additional information becomes available, or our operating environment changes. Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting estimates are limited to those described below. For a detailed discussion on the application of these estimates and our accounting policies, refer to Note 1 of the Consolidated Financial Statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements,” which provides that revenue is to be recognized only when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collection of the related receivable is reasonably assured. In addition, we follow EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables,” or “EITF 00-21.” EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products or services. For most of our products, our multiple deliverables are: 1) the system and 2) the installation. Delivery terms of the systems are generally FOB shipping point, typically our facility and we recognize revenue for products sold based on meeting published specifications and when title transfers, typically upon shipment. Revenue from sales of products which include different or additional customer specifications is recognized on the later of customer acceptance or title transfer. Revenue from sales of product with acceptance provisions is recognized when such acceptances are obtained. We defer the portion of the customer contract sales price represented by the fair value of installation and training services, which is based on billable hourly rates and the estimated time to complete the service. Installation and training revenue is recognized upon completion of installation and training.

We sell both direct to end users as well as through a network of distributors. We do not utilize long term purchase contracts, rather all purchases, whether from end users or distributors, are based on an individual purchase order. For some of our customers and distributors, we have entered into long term pricing agreements, generally with terms of 12 months, which establish specific purchase prices for the length of the agreement. The level of discount in the long term pricing agreement is negotiated on a case by case basis, as opposed to a standard discount policy. None of these agreements involve fixed obligations to purchase equipment. We do not utilize stocking distributors, however we do supply one customer through an OEM relationship. Distributors generally submit a purchase order after they have received a purchase order from the end customer, and we usually ship the equipment directly to the end user. We utilize standard terms and conditions on purchase orders accepted by us, with no special refund rights or bill and hold transactions afforded to distributors or customers. Revenue is recognized net of discounts agreed to.

As part of our life sciences sales process, we allow potential customers to test the equipment through the use of our owned demonstration equipment. As a matter of practice, we will sell this demonstration equipment to an end user. The purchase price of this demonstration equipment is less than the list price as the equipment is not new, and the purchase price is negotiated on a sale-by-sale basis, not according to a standard schedule.

Shipping revenues and expenses are recorded in revenue and costs of goods sold, respectively.

Valuation of Accounts Receivable

We review our accounts receivable quarterly to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, we consider current economic and industry conditions, our relationships with each significant customer, overall customer credit-worthiness and historical experience. As is common in our industry, the total allowance for doubtful accounts is often substantially less than the balances due from each of a large number of customers at a point in time. As a result, the inability of any particular customer to pay their balance due could have a material adverse effect on our financial condition and results of operations.

Valuation of Excess and Obsolete Inventory

We write-down our excess or obsolete inventory based upon a review which requires assumptions regarding future product life cycles, and demand and market conditions. Changes in factors such as technology, customer demand, competitive product introductions and other factors could affect the level of excess or obsolete inventory in the future, and could have a material adverse effect on our financial condition and results of operations.

Product Warranty Reserve

Our standard warranty period is one year. We provide a reserve for the estimated cost of product warranties at the time product revenue is recognized. The reserve is calculated as a percentage of revenue, based on our historical product repair costs. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase resulting in a decrease in gross profit.

Stock-Based Compensation

Prior to January 2006 we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principals Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, FASB Interpretation No. 44, Accounting for Certain Transaction Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and comply with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including the following factors: (1) contemporaneous valuations; (2) the fact that the option grants involved illiquid securities in a private company; (3) our stage of development and revenue growth; and (4) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the company, given prevailing market conditions.

Impact of Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) that requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement No. 123 and supersedes APB Opinion No. 25, and is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. We adopted the provisions of SFAS 123R beginning January 2006. As we were not publicly traded as of January 1, 2006, the prospective transition method of SFAS 123R is to be used. The prospective transition method requires us to value options granted after January 1, 2006 under the fair value method and expense the fair value over the option’s vesting period. There is no charge to the income statement for unvested options granted prior to January 1, 2006. In addition to the recognition of future expense in the financial statements, under SFAS 123R, any excess tax benefits received upon exercise of options will be presented as a financing activity in the statement of cash flows. The adoption of SFAS 123R will result in future recognition of non-cash share-based compensation expense for options granted after January 1, 2006 and, accordingly will decrease net income in amounts which likely could be considered material.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of this statement did not have a material effect on our financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which replaces the exception from fair value measurement for nonmonetary exchanges of similar productive assets, with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. This statement is to be applied prospectively and is effective for nonmonetary asset exchanges occurring after June 15, 2005. Adoption of this statement did not have a material effect on our financial condition or results of operations.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of the provisions of this statement did not have a material effect on our financial condition or results of operations.

In June 2005, the FASB issued FSP No. SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” that provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations associated with the European Directive 2002/96/EC on Waste Electrical and Electronic Equipment. We adopted SFAS 143-1 during the second quarter of 2005. The adoption of SFAS 143-1 did not have a material effect on our financial statements. Due to the fact that several major EU-member countries have not yet enacted country-specific laws, we cannot estimate the effect of applying this guidance in future periods.

In March 2005, the FASB issued FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations, which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations,” to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets, such as a plant or factory, when an asset retirement depends on a future event. We adopted this interpretation in the first quarter of 2006. The adoption of this interpretation did not have a material effect on our financial condition or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Exposure. We are exposed to financial market risks, primarily changes in interest rates. All of the $11.0 million in outstanding debt under our line of credit bank borrowings and long-term bank debt as of December 31, 2005 was subject to interest rate fluctuations based on our bank’s prime rate. Based on this debt level, a 10% increase in interest rates would result in an approximate additional annual charge to our pre-tax profits and cash flow of $87,000. We currently do not engage in hedging transactions with respect to interest rate fluctuations. We cannot predict market fluctuations in interest rates. As a result, future results may differ materially from expected results due to adverse changes in interest rates.

Foreign Currency Exchange Rate Risk. While a significant portion of our revenue comes from customers located in Asia and Europe, most all of our sales are denominated in U.S. dollars. As of December 31, 2005 we had one forward exchange hedge contract for 249,000 euros ($295,000) in place which was considered a highly effective hedge. We did not enter into any other foreign exchange contracts during 2005 and did not have any foreign exchange contracts outstanding as of December 31, 2004. In addition, we have no material expenses associated with foreign operations or significant foreign currency denominated assets. Accordingly, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant impact on our financial results.

Business

Overview

We design, develop, manufacture, market and support advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. We have successfully applied our expertise and proprietary technology to develop products for markets where nanometer-level precision motion control, repeatability and resolution, as well as high speed image processing and data analysis capabilities, are critical. In the semiconductor market, we believe we are the leading provider of precision wafer probe card metrology systems and wafer probing process monitoring tools, which enable semiconductor device manufacturers to improve production yields and reduce production costs. In the life sciences market, we provide advanced precision optical imaging systems, high content imaging and analysis systems, and microarray readers for advanced healthcare research, drug discovery and diagnostic applications. We believe our multidisciplinary team, with expertise in electronics, mechanics, optics and software, is well positioned to address the present and future needs of both the semiconductor and life sciences markets.

In the semiconductor market, we design, assemble and manufacture advanced wafer probe card metrology and wafer probing process monitoring tools. Our products are designed to verify that our customers’ wafer probe cards and wafer probe testing processes are operating within required design specifications. This reduces semiconductor device manufacturing costs by improving manufacturing yields and decreasing test times. During the semiconductor device manufacturing process, all semiconductor devices are tested while still in wafer form with wafer probe cards for quality control purposes. These wafer probe cards must also be tested as part of the quality control process. We believe our wafer probe card metrology systems provide the semiconductor industry’s leading solution for testing wafer probe cards, including the industry’s most advanced wafer probe cards. Our waferWoRx product extends our wafer probe card metrology technology to provide further analysis of the wafer probing process, including the inspection of the semiconductor wafer itself. End user customers of our semiconductor products include most of the largest semiconductor manufacturers and probe card manufacturers worldwide.

In the life sciences market, we design, assemble and manufacture advanced high-resolution optical imaging systems for advanced healthcare research, drug discovery and diagnostic applications. We believe our products assist in research that advances scientific understanding of genomic, proteomic and cellular processes, enables molecular diagnostics and accelerates drug discovery. As research and analytics have grown increasingly focused on precision, reproducibility, reliability and high resolution imaging, the life sciences industry is now demanding automated and high throughput optical imaging systems. Our expertise in precision motion control, high speed image processing, and the design of automated analysis equipment, which we initially developed for the semiconductor industry, has enabled us to develop systems that meet this criteria. We believe that the use of our products in early stage research will enable our customers to realize cost savings in the lengthy and expensive drug development process by increasing the ultimate probability of success of clinical trials. We believe the value of our technology is evidenced by the over 1,000 peer-reviewed articles appearing in leading scientific publications describing research performed with our products. In the life sciences market, our initial customers included leading researchers and academic institutions. We have begun expanding our life sciences customer base to also include pharmaceutical companies, biotechnology companies and diagnostic companies.

Our core technology platform, which forms the basis for both our semiconductor equipment and life sciences equipment products, is derived from the combination of our NanoMotion proprietary nanometer-level motion control technology along with our expertise in electronics, mechanics, optics and software. We have developed a range of robust commercial products that provide quantitative analysis, high speed imaging and nanometer-level motion control. We plan to continue to leverage our expertise in these areas in order to expand our product lines in the semiconductor and life sciences industries.

We manufacture our products at our production facility in Issaquah, Washington. We sold our first wafer probe card metrology system in 1989 and our first life sciences imaging system in 1990. We sell our products through a combination of our direct sales force, manufacturers’ representatives and distributors. In 2005, one distributor, Zen Voce, accounted for approximately 11% of our revenue. In 2004, we had two distributors, SV Probe, Inc. and the John P. Kummer Group, that each accounted for approximately 11% of our revenue. International sales accounted for a majority of our revenues in 2005, with sales in Europe accounting for 20.6% and sales in Asia accounting for 32.3%. End user customers for our wafer probe card test systems include Advanced Micro Devices, Inc., FormFactor, Inc., Samsung, SV Probe, Inc. and most other major semiconductor device manufacturers and probe card manufacturers worldwide. Customers for our advanced precision imaging tools, microarray readers and high content imaging and analysis systems include GE Healthcare, Inc. (formerly Amersham Biosciences AB), the Max Planck Institute, Tripath Imaging, Inc. and other leading research institutions. Since 2003, we have not had any end user customers that account for more than 10% of our annual revenue.

We manage our business based on our two operating divisions, semiconductor capital equipment and life sciences equipment.

Semiconductor Capital Equipment

Semiconductor Industry Background

Integrated circuits, or ICs, also commonly referred to as semiconductor devices, are complex electronic devices made up of a large number of transistors that are fabricated on wafers, cut into individual dies, packaged and finally integrated into a wide range of electronic products, including personal computers, portable electronics, telecommunication equipment, wireless devices and digital consumer electronics. VLSI Research Inc., an independent market research firm, estimates that over 116 billion integrated circuits were shipped in 2005, and expects the market to grow to 201 billion ICs shipped in 2011. The semiconductor industry has traditionally experienced a very high degree of cyclicality and volatility with revenue fluctuating dramatically on a year-to-year basis. Semiconductor designs, however, continue to change regardless of the cycle as designers seek to improve performance and reduce costs. As a result, semiconductor device unit volumes tend to be less cyclical than overall semiconductor industry revenue.

The continued proliferation of semiconductor devices in a broad range of commercial and consumer electronic products has increased the demand for faster, smaller and lower cost semiconductor devices. In order to satisfy this growing demand, the semiconductor industry has continually focused on developing manufacturing, process and design improvements, including smaller device geometries, larger wafer sizes, and the introduction of new materials. With the significant capital investments required for semiconductor device fabrication facilities and equipment, semiconductor device manufacturers are focusing on ways to accelerate their return on investment by increasing production volumes and yields, decreasing manufacturing costs and improving the time to market of their products.

These increased complexities in semiconductor device manufacturing and the importance of yield maximization have led to the need for more accurate and automated metrology equipment. As a result, manufacturers continually introduce process monitoring and yield improvement techniques as a strategy to increase yields and minimize costs. These techniques include the use of advanced measurement and inspection tools to identify, diagnose and minimize fabrication defects. Semiconductor devices are tested at numerous points in the fabrication process in order to avoid the additional costs associated with assembling, packaging and further testing of defective semiconductor devices.

The semiconductor industry has historically separated the manufacture of semiconductor devices into two distinct processes: (i) front-end wafer fabrication and (ii) back-end test, assembly and packaging. The front-end process involves numerous complex and repetitive steps, including material deposition, photolithography, etch and ion implantation, during which hundreds or even thousands of individual semiconductor devices are formed simultaneously on a single wafer. After fabrication of the semiconductor devices on the wafer is complete, and as the final step of the front-end process, the wafer is subject to wafer probe test.

After wafer probe test, the wafer is transferred to the back-end portion of the manufacturing process. The first step in the back-end process is singulation, in which the wafer is cut into individual semiconductor device dies. As a result of singulation, all subsequent back-end process steps must be performed at the individual semiconductor device level and, therefore, cannot be performed with the economies of scale afforded by the whole-wafer processing steps of the front-end process. After singulation, dies that failed wafer probe test are discarded and the remaining acceptable dies are assembled and packaged. The packaged semiconductor devices are then subjected to final test over a range of operating conditions and temperatures to confirm that the packaged semiconductor devices perform according to full specifications.

Each generation of consumer electronics tends to be smaller and integrate more features, causing designers to continually focus on reducing the size of the components that are integrated into these devices. By stacking multiple unpackaged semiconductor device die on top of one another, and then integrating the stack of die into a single package, semiconductor device designers are able to reduce the overall size of certain semiconductor components. This increases the dollar value of material at risk. For example, an integrated package containing a stack of a microprocessor die, a flash memory die, and a static RAM memory die is often used in cell phones. If one of the die included in the stack is defective, the entire packaged stack of die will fail final test and be discarded, resulting in significantly greater costs to the semiconductor device manufacturer from the increased number of semiconductor die lost. As a result, manufacturers are focused on determining whether all of the die function properly, referred to as “known good die” or “KGD,” before placing the dies in the stack. Rapid, accurate wafer probe test is a critical component of their ability to produce known good die. Wafer probe testing has become more important to the semiconductor manufacturing process as the dollar amount of material at risk has substantially increased with the stacking of multiple device die in a single package.

In addition, the ability of a semiconductor device manufacturer to monitor the entire wafer probe test process, identify wafer probe test process errors, and correct these errors will result in a greater probability of obtaining known good die, which reduces manufacturing costs and increases production yields. Demand for products associated with the wafer probe card testing process has increased as technological advancements have resulted in greater yield benefits being derived by manufacturers leveraging advanced wafer probe cards and wafer probe test systems.

The Role of Wafer Probe Test in Semiconductor Device Manufacturing

Wafer probe test is performed at the “wafer-level,” after front-end fabrication and before the wafer is cut into individual semiconductor device dies. Because wafer probe test occurs during the front-end semiconductor device manufacturing process, the wafer probe test process is optimized for rapid throughput. Probing more than one semiconductor device at a time, or parallel probe testing, increases test capacity and throughput, while reducing the capital investments required in test equipment and floor space.

A typical production wafer probe test system, known as a wafer probe test cell, consists of a production prober and a wafer probe card connected to automated test equipment. A production prober is a robotic wafer handling and positioning machine. A wafer probe card is a complex printed circuit board unique to each individual semiconductor device design that contains a customized arrangement of up to 18,000 or more probe tips. Each tip requires positioning to a level as precise as five micron accuracy. These microscopic tips establish electrical contact between the tester and the electrical input/output pads on the semiconductor device, known as bonding pads, as the wafer prober robot moves the wafer into contact with the wafer probe card. For example, in order to conduct a wafer probe test of the industry’s most advanced memory ICs, over 18,000 perfect probe tip contacts must be made in parallel. If a single probe tip contact fails, the test may produce an inaccurate result and a semiconductor device that should pass the test may be incorrectly rejected. Complicating efforts to attain accurate wafer probe tests are the shrinking area of each generation of bonding pads, the increasing number of bonding pads on each semiconductor device, and the corresponding increase in the number of probes on a probe card.

The contact that occurs between the wafer probe card and the bonding pads of the semiconductor devices on the wafer is commonly called a “touchdown.” Wafer probe test requires a varying number of touchdowns depending on the number of semiconductor devices on the wafer. For example, in order to test a typical wafer containing approximately 800 to 1,000 DRAM semiconductor devices, a wafer probe card that tests 128 semiconductor devices per touchdown could require 10 to 15 overlapping touchdowns, depending on the layout of the semiconductor devices on the wafer. A wafer probe card that tests 256 semiconductor devices per touchdown could require half the number of touchdowns to test a whole wafer. Test time increases or decreases linearly with the number of touchdowns. Decreasing the number of touchdowns by a factor of two doubles the throughput in wafer probe test. Some advanced wafer probe cards are capable of testing over 500 semiconductor devices per touchdown.

Increasing the number of semiconductor devices on a wafer typically results in an increase in the number of probes on the corresponding probe card, raising the complexity of testing and analysis of the probe card itself. Due to the high throughput nature of semiconductor device production, a typical probe card can test tens of thousands of semiconductor devices a day and perform thousands of touchdowns per day. Over time, repeated touchdowns may cause probe tips to become misaligned and damaged, signal integrity to degrade, and contact resistance to increase, any one of which can cause incorrect test results, and result in increased manufacturing costs and decreased yields.

Each touchdown leaves tiny marks, called scrub marks, on the semiconductor device’s bonding pads. Semiconductor device manufacturers analyze these marks to confirm the accuracy of the probing process. A number of factors can cause variations in the location of the scrub mark on the bonding pad, including prober-probe card misalignment, prober motion control errors and thermal distortions. These variations indicate potential errors in the wafer probe test process. By analyzing tens of thousands of scrub marks and the related variations in location, the sources of the testing errors can be determined and remedial steps can be taken to re-align the wafer probe card and the test wafer and thereby restore manufacturing yields. Controlling costs and maintaining throughput in the wafer probe test process depends on monitoring and controlling these error sources.

Due to the time required to analyze the scrub marks on a wafer, semiconductor device manufacturers typically perform scrub mark analysis on only a subset of wafers. This is an “off-line” process step because the wafers are removed from the production line for inspection. Since not all wafers receive scrub mark analysis, a potential problem in the probing process can go undetected for a period of time, and wafer damage may continue to occur during wafer probe test until the problem is discovered.

As wafer probe test accuracy increases, the incidence of false negatives, or incorrectly rejected good die, decreases which results in an increase in semiconductor device yield at final test. Accordingly, manufacturers expend considerable time and expense creating test methodologies that optimize wafer probe cards and wafer probe test systems.

The Role of Wafer Probe Card Metrology in Wafer Probe Card Manufacturing

Each individual semiconductor device design requires a unique wafer probe card for testing. As a result, there are tens of thousands of different wafer probe cards in inventory today. Because of high-volume use and micron-level specifications, wafer probe cards require on-going testing, periodic repair and recalibration and eventual replacement. A single advanced wafer probe card can now cost hundreds of thousands of dollars. The lifespan of a wafer probe card is a function of the product lifetime of the semiconductor device design being tested and the mechanical wear lifetime of the wafer probe card itself, and may often be less than one year.

Wafer probe card manufacturers utilize wafer probe card metrology systems to test wafer probe cards after fabrication and before the wafer probe cards are delivered to their customers. This testing process enables the wafer probe card manufacturer to confirm that the wafer probe card was manufactured properly and is operating within its design specifications. For example, wafer probe card manufacturers test the wafer probe cards for proper probe tip location and planarity, and proper alignment between the wafer probe card and the mounting plate. Once the wafer probe card is found to be within design specification, the wafer probe card is then delivered to the semiconductor device manufacturer customer. In addition, semiconductor device manufacturers typically test each wafer probe card before its initial use to confirm that the wafer probe card manufacturer delivered a properly functioning wafer probe card.

The Role of Wafer Probe Card Metrology in Semiconductor Device Manufacturing

As part of their overall manufacturing quality control process, semiconductor device manufacturers often remove wafer probe cards from production lines and inspect them to confirm that the wafer probe cards are operating within specifications during the wafer probe test process, a process known as wafer probe card test. Wafer probe card metrology systems measure and qualify the performance of wafer probe cards. These tools measure each probe tip position in three dimensions, measure several different wafer probe card and probe tip electrical parameters and measure probe tip deflection under various probe touchdown conditions. In addition, most wafer probe card test systems have a repair and recalibration capability that allows the wafer probe card test technician to manually correct certain problems.

Conventional wafer probe card analysis test times increase as the number of probes on the wafer probe card increase. The increasing complexity of advanced wafer probe cards has resulted in much longer probe card analyzer test times leading to lower wafer probe card analyzer throughput. Advances in wafer probe card technologies have created the need for more sophisticated wafer probe card test systems that can more rapidly and more accurately test advanced wafer probe cards with over 10,000 probes. For example, in order to conduct a wafer probe card test of the industry’s most advanced memory probe cards from FormFactor, Inc., each of the up to 18,000 probe tips must be measured and inspected to confirm that the wafer probe card is operating properly and all probe tips are properly aligned.

Semiconductor Market Opportunity

According to Gartner, Inc., an independent market research firm, the global market for semiconductor capital equipment is expected to grow from approximately $33.9 billion in 2005 to approximately $54.8 billion in 2008. This implies a compound annual growth rate, or CAGR, of 17.3%. However, 2008 may represent a cyclical peak for the global semiconductor capital equipment market. VLSI Research Inc., an independent market research firm, estimates that the wafer probe test market, comprised of wafer probe test systems and wafer probe cards, will grow from $1.5 billion in 2005 to $2.4 billion in 2010. VLSI Research also projects that the wafer probe card portion of the overall wafer probe test market, including spares and service revenue, will grow from $838.1 million in 2005 to $1.6 billion in 2010. Because we supply advanced wafer probe card metrology systems, we believe our future growth will more closely correlate with future growth in the advanced wafer probe card market rather than the overall semiconductor capital equipment market.

Life Sciences Equipment

Life Sciences Industry Background

One of the primary goals of life sciences research is to improve drug discovery and develop diagnostic tools to advance healthcare and improve quality of life. Increased research activity by pharmaceutical companies, biotechnology companies, academic institutions and other organizations has yielded discoveries that are currently fueling a revolution in the understanding of human health and disease.

In particular, research into understanding how information flows from genes to proteins to dynamic cellular functions, and how all of these processes interrelate, may enable scientists to detect and diagnose diseases much earlier than currently possible. Dynamic pictures of gene function are essential for understanding fundamental causes and potential treatments of many human diseases. Earlier and more specific disease detection could mean more effective treatment, at a lower cost. In addition, these efforts may help identify efficacy and potential side effects earlier in the drug discovery process, potentially shortening the clinical trial process and helping reduce the risk of failure in those trials. This could allow pharmaceutical companies to more predictably and reliably develop new drugs at significantly lower costs with more precise targeting of patient suitability. These drugs will require a new generation of diagnostic devices to ensure a particular patient’s suitability for a particular drug or course of treatment. Future drug treatment may involve continued monitoring of patient progress and iterative treatment and drug recommendations based on diagnostic testing.

The inherent complexity of biological systems is causing the life sciences industry to demand automated, accurate and repeatable high precision imaging equipment to analyze genomic, proteomic and cell biology processes. Research that previously took years can now be completed in days as the adoption of automation to prepare, examine and analyze genetic, proteomic and cellular activities rapidly increases. We believe the success of advanced biological and life sciences research, diagnostics and drug discovery will be dependent on the availability of automated research equipment that provides highly repeatable and high throughput analysis built on precision motion control, electronics, mechanics, optics and software. For example, advanced digital microscopes and array readers coupled with software-based image analysis tools have become essential in advanced life sciences research.

Improvements in optical imaging and microscopes have historically played major roles in advancing biomedical science. The integration of automation, electro-optics and computing with digital imaging instruments provides researchers with instruments that can monitor biological processes with unprecedented speed and precision. These digital imaging instruments translate the static view of gene function provided by genomics and sequencing into a dynamic picture that describes three-dimensional variations in gene and protein function over extended periods of time. Thus, digital imaging technologies are becoming increasingly important in drug discovery and development and can help in the development of predictive, preventive and personalized medicine.

The mapping of the human genome has not resulted in all of the hoped for advances in drugs and medical outcomes because genomics yields an incomplete picture of biological processes. Much research attention is therefore shifting to technologies that can describe the functions of disease in the complex three-dimensional landscape of cells and tissues.

Imaging Living Cells, Tissues and Specimens

While genetic and proteomic analysis has been significantly automated, we believe cellular imaging represents a significant market opportunity for automated imaging analysis equipment. Researchers depend on microscopes to conduct research on living cells, tissues and other specimens. Biological samples, including some clinical samples, are three-dimensional and, when alive, they change over time. Capturing digital images of multiple dynamic cellular processes over time presents significant challenges for traditional microscope imaging systems due to the dynamic and three dimensional nature of live cells. In order to meet this challenge, researchers require imaging tools that are capable of obtaining images from identical locations repeatedly over extended periods of time in three dimensions.

A common method for observing live cells is confocal microscopy. This method requires high intensity laser illumination, a process that is damaging to the cell and therefore limits the amount of information that can be acquired. Less damaging methods of microscopy, such as widefield deconvolution microscopy, are used to observe these live cells over extended periods of time. In addition to being less damaging to the cells, widefield deconvolution microscopy has the further advantage of enabling the acquisition of higher quality digital cellular images than confocal microscopy. Widefield deconvolution microscopy utilizes computer hardware and software to process the digital images captured by digital cameras. Future advances in computer hardware and digital camera technology will therefore result in improved widefield deconvolution microscopy. Widefield deconvolution microscopy requires highly precise motion control, specialized optics and image processing algorithms in order to provide these high quality results to researchers.

Superior acquisition hardware is only part of what is needed for successful digital image analysis. Software capable of managing and analyzing the large amount of data is also required. For example, a single experiment can generate multiple terabytes of data from the three-dimensional microscopy images captured over time. One rapidly emerging research technique used in advanced life sciences research is automated high content microscopy known as high content analysis. This technique uses software to analyze significantly more information and more variables in a parallel fashion than traditional high throughput screening, which can only examine a single binary effect. In high content analysis, images are collected as raw data and then digitally processed to quantify in numerical and graphical form the complex correlations between biochemical and morphological events at the cellular and sub-cellular level. High content analysis tools enable researchers to more rapidly and precisely understand at an early stage in the discovery process how a potential new drug interacts with a biological system. In order to reduce development time and expense, high content analysis tools are becoming increasingly necessary in advanced drug discovery and the preclinical drug development process in applications such as small molecule screening and high-throughput RNA interference, or RNAi, screening.

Microarrays

During the 1990’s, researchers transitioned from conducting a single test on an individual sample of genomic material, protein molecules or cells, for example, to simultaneously conducting tens of thousands of tests on an individual sample arrayed on a single slide, referred to as a “microarray.” As a result, microarray imaging systems, or readers, have significantly expanded researchers’ ability to evaluate complex cellular processes, and help to accelerate the drug discovery process and enable new molecular genetic diagnostics. Precise optics, image analysis and motion control are needed to capture the data from the microarray to ensure that results are reliable, repeatable and verifiable.

Most microarray imaging systems use a technique that excites the fluorescent dyes within the sample, collects the photons emitted from the sample, and then generates a digital image. Image quality depends on the number of photons the system can capture from the sample during excitation. Initially, microarray systems employed a laser based excitation device with a photomultiplier tube, or PMT, detector to capture images. One disadvantage of a laser-based device is a relatively low level of reproducibility of results due to the inherent instability of the laser’s intensity. An alternative microarray system employs a white-light excitation device with a high-resolution charge-coupled device, or CCD, detector. The combination of the white-light source and the CCD detector enables more photons to be captured, with what we believe to be greater reproducibility and therefore we believe generates a more reliable and superior image in comparison to laser-based excitation with a PMT detector.

Life Science Market Opportunity

Increased research activity by pharmaceutical companies, biotechnology companies, academic institutions and other organizations is driving an increased demand for life sciences research equipment. Strategic Directions International, Inc., or SDi, an independent market research firm, estimates that the market for life sciences instrumentation equipment will grow from approximately $14.5 billion in 2005 to approximately $19.8 billion in 2010. Business Communications Company, Inc, or BCC, an independent market research firm, estimates the worldwide optical microscopy market, which includes the life sciences optical microscopy market, to be $527 million in 2004, and expects the market to grow to $702 million in 2009. We believe widefield deconvolution microscopy will account for a greater percentage of the overall microscopy market growth due to the increasing importance of live cell viability in research applications. In addition, SDi estimates that the market for microplate readers, or multi-format readers, will grow from approximately $340 million in 2005 to approximately $476 million in 2010. SDi also estimates that the market for high content screening equipment will grow from approximately $128 million in 2005 to approximately $190 million in 2010. Kalorama Information, an independent market research firm, estimates the United States market for microarrays to be $2.7 billion in 2006 growing to $6.1 billion in 2010. SDi estimates the market for microarray readers will grow from approximately $205 million in 2005 to approximately $280 million in 2010.

Our Solution

We design, develop, manufacture, market and support advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. We have successfully applied our expertise and proprietary technologies to develop products for markets where nanometer-level precision motion control, repeatability and resolution, as well as high-speed image processing and data analysis features, are critical. Our products for the semiconductor and life sciences industries are based on the combination of our proprietary nanometer-level motion control technology with our expertise in electronics, mechanics, optics and software.

Semiconductor. In the semiconductor industry, we believe we are the leading supplier of precision wafer probe card metrology systems, wafer probe process monitoring equipment and related tools. Based on our knowledge of the wafer probe card metrology equipment market, we believe we supply the companies that have the majority of the installed probe card metrology systems currently in use, including supplying companies such as Advanced Micro Devices, Inc., FormFactor, Inc., Infineon Technologies AG, JEM, Micron Technology, Inc., Samsung and SV Probe, Inc. We believe we are well positioned to benefit from future growth in the wafer probe metrology market, and anticipate that the yield advantages associated with the use of our products and the increased dollar value of material at risk from die stacking will help this segment of the market outgrow the general market for semiconductor capital equipment. We also plan to extend our leading technology position in wafer probe card metrology systems into growing, related markets such as the inspection and analysis of scrub marks on the wafer itself and other potential wafer inspection markets.

Our advanced probeWoRx and PrecisionPoint probe card metrology systems are used by most major semiconductor device manufacturers and wafer probe card manufacturers, based on total sales, to qualify the proper design and manufacture of the wafer probe card and to confirm that the wafer probe card remains operating within specification throughout its life. Both probeWoRx and PrecisionPoint allow for the testing and analysis of wafer probe cards with small probe tips, high probe density and complex electrical circuitry. We believe that probeWoRx allows our customers to qualify and confirm wafer probe card specifications at speeds up to ten times faster than conventional systems, including our PrecisionPoint VX3 system, resulting in increased throughput and reduced costs of operations. Our current generation probeWoRx system can optically test probe tip alignment and planarity on wafer probe cards with up to 100,000 probes and test electrical input/output signals on wafer probe cards with up to 10,000 channels, both of which exceed current market requirements. We believe our probeWoRx platform can satisfy the anticipated requirements of next generation wafer probe cards.

The introduction of our waferWoRx product has expanded our addressable market by offering manufacturers a solution to monitor the entire wafer probing process. Our automated waferWoRx probing process analysis system enables manufacturers to more quickly and accurately locate potential wafer probing process problems, thereby achieving higher throughput and yields.

In addition, we believe our probeWoRx and waferWoRx products will enable closed-loop metrology processes for wafer probe test. Closed-loop metrology refers to using measurements and automated analysis of a variety of wafer probe test process parameters to improve the test process in an ongoing feedback cycle. We believe closed-loop metrology will likely result in enhanced accuracy of wafer probe test and improved yield management due to the significant reduction or elimination of human involvement in determining the sources of the wafer probe test errors, as well as the ability to confirm proper wafer probe test operating process on a statistical basis using automated analysis software and related databases.

Life Sciences. In the life sciences industry, we supply advanced widefield deconvolution imaging systems, high content imaging and analysis systems, and microarray readers. Our DeltaVision imaging system produces three-dimensional images that lead to a better understanding of fundamental cellular mechanisms important for drug discovery and other research by delivering industry leading resolution of cellular images while maintaining cell viability. We believe our cellWoRx high content imaging and analysis system provides industry leading image quality, ease of use, repeatability, signal-to-noise ratio for image contrast, and price-to-performance ratio for use in high content analysis for drug discovery applications. Our arrayWoRx microarray reader provides industry leading resolution, repeatability, flexibility and sensitivity for automated image acquisition and analysis and data management for use in basic research, drug discovery and diagnostic applications.

We have over 250 DeltaVision systems installed worldwide and over 1,000 peer reviewed papers have been generated from those systems. The following are examples of how world-renowned research institutions are using our systems to conduct their research:

•	Researchers at the Max Planck Institute in Dresden, Germany are using our cellWoRx and DeltaVision systems to document in high-resolution the three-dimensional and kinetic effects of knocking down, or turning off, a single gene within a given genome. The experiment is then repeated on each other gene in the genome. This allows researchers to identify which genes and proteins are responsible for critical cellular functions.

•	Researchers at Northwestern University Medical Center are using our DeltaVision systems to study the mechanism of viral infection. DeltaVision is being used to follow individual virus particles throughout the infection process providing valuable clues into the mechanisms of HIV infection and revealing novel drug targets for blocking HIV infection.

•	Researchers at the Paterson Institute in Manchester, UK are using our DeltaVision systems to study metastasis in prostate cancer. The researchers are following individual living prostate cancer cells as they penetrate bone marrow cells. This requires the cell to stay alive for as many as seven days in the gentle imaging environment of the DeltaVision system. By studying this process, researchers hope to be able to develop novel interventions to prevent these prostate cancer metastases.

•	Researchers at Harvard Medical School are using our cellWoRx system to screen the functional biology of thousands of genes to understand their role in the regulation of cell migration and movement. By using cellWoRx to automate this process, new insights have been gained into the development and spread of breast cancer which will be used to develop improved detection and treatment.

Our Strategy

We plan to grow our business through the implementation of the following strategies:

Strengthen Technology Leadership in Our Target Markets. We have a twenty year history of technological innovation and product generation in semiconductor wafer probe card metrology systems and life sciences imaging and analysis systems. We will continue to invest in research and development in order to enhance our capabilities and expertise in these sectors, and develop innovative next-generation products for our customers. Our reputation for technological innovation and excellence allows us to work closely with both established and emerging leaders in the semiconductor and life sciences industries, and to provide advanced solutions that meet emerging market requirements. For example, prior investments in research and development enabled us to develop our probeWoRx system, which we believe provides an up to ten-fold improvement in test time versus conventional systems, including our PrecisionPoint systems.

Continue Our Focus on Wafer Probe Card Manufacturer Customers. We plan to continue to focus on selling our wafer probe card metrology systems to wafer probe card manufacturers. We believe this will enhance our ability to increase our sales of wafer probe card metrology systems to semiconductor device manufacturers, since semiconductor device manufacturers often use the same wafer probe card metrology systems that the wafer probe card manufacturers use.

Broaden Our Life Sciences Customer Base. We currently provide our DeltaVision and arrayWoRx systems primarily to leading academics and research institutions. We believe that our current relationships and name recognition with leading academics and research institutions will aid our ability to attract new corporate customers in the future, as industry researchers increasingly collaborate with the academic institutions who use our products. We plan to expand our sales and marketing efforts to further increase sales to corporate customers.

In addition, we have entered into an agreement with GE Healthcare to distribute our arrayWoRxe product in Asia and Europe in order to take advantage of their broader distribution channels and customer relationships. We believe that our customer and partner relationships, along with enhanced sales and marketing efforts, and the merits of our products will allow us to grow our market share.

Expand Our Currently Addressable Semiconductor and Life Sciences Markets. We believe our strengths in our core semiconductor and life sciences markets will enable us to expand our product offerings into complementary segments of these markets. For the semiconductor market, we work closely with our customers’ research and development personnel to better understand their emerging needs and then develop enabling solutions in the most promising product areas. In addition, the development of our waferWoRx product expands our addressable market by enabling us to potentially address additional wafer inspection analysis and process management opportunities in the future. We believe future generations of our waferWoRx product may find application as an “in-line” process metrology tool that analyzes each wafer as part of the semiconductor device manufacturing process. For the life sciences market, we have a scientific advisory board which consists of experts in the life sciences industry which enables us to better predict developments and trends within our target markets and refine our existing product offerings and optimize our product development efforts. The scientific advisory board, which is comprised of three individuals from academia, meets with management up to four times per year and is paid a retainer, $8,000 annually per member. Its role is to provide direction and feedback to management in areas such as technology direction, market information, potential product enhancements, research trends and customer insight. Each member of the advisory board holds options to purchase 15,000 or less common incentive units of Applied Precision Holdings, LLC.

Enhance Collaborations with Industry Leaders to Drive Product Development. We collaborate with industry leaders on product development efforts and we plan to enhance and expand these activities in the future. These collaborations help us evaluate future market and product opportunities, and strengthen our current product offerings. In addition, they provide us the opportunity to develop deeper ties with key customers and partners in both the life sciences and semiconductor industries.

Exploit Synergies Between our Life Sciences and Semiconductor Businesses. We will continue to leverage our expertise in precision motion control, imaging acquisition and analysis methodologies in both the semiconductor and life sciences industries. We believe many of the innovations and technological advancements we develop for one of our markets will continue to have applications in our other market as well. For example, our expertise in the semiconductor industry has enabled us to provide the automated and high throughput tools the life sciences industry is now demanding as life sciences research and analytics has grown increasingly focused on automation, precision, reproducibility and reliability. In addition, we have begun to apply the imaging expertise we developed for our life sciences applications to our semiconductor products in order to provide critical high resolution visualization of the shrinking dimensions of today’s semiconductor devices.

Selectively Pursue Complementary Acquisitions and Strategic Partnerships. To supplement our organic growth, we plan to selectively pursue strategic acquisitions, investments and partnerships in order to gain access to complementary technologies and expand our product offerings to accelerate our entry into strategic, high-growth markets. For example, we may in the future pursue opportunities to add consumable products to complement our existing life sciences equipment product offerings.

Products and Services

Semiconductor

In our semiconductor segment, we focus on semiconductor wafer probe test process qualification, confirmation and improvement through the following product offerings:

Wafer Probe Card Metrology Systems. We provide two wafer probe card metrology systems, probeWoRx and PrecisionPoint, designed to address the varying needs of our customers. Our wafer probe card metrology systems are used in the manufacture, incoming inspection and factory validation of wafer probe card specifications. In addition, these tools are used in semiconductor device manufacturing facilities to confirm that the wafer probe card has remained within specifications, and to determine if the wafer probe card requires maintenance.

probeWoRx. Our probeWoRx metrology system enables manufacturing, test, recalibration and repair of the industry’s most advanced wafer probe cards, including wafer probe cards designed for up to 300mm diameter wafers. probeWoRx provides fully automated measurement and analysis of the largest and most complex wafer probe cards used in the semiconductor industry. Based on the results of our internal testing, we believe probeWoRx delivers significantly reduced test times, higher accuracy and repeatability, higher throughput, greater equipment utilization and reduced wear on wafer probe cards than conventional products. We believe probeWoRx achieves industry leading accuracy and repeatability while delivering up to ten times faster throughput than that of conventional products, including our PrecisionPoint probe card analyzer. We believe probeWoRx currently has the ability to optically test probe tip alignment and planarity on wafer probe cards with up to 100,000 probes and test electrical input/ output signals on wafer probe cards with up to 10,000 channels. In addition, our proprietary optical comparative metrology technology enables significantly faster planarity and alignment measurements, greater accuracy and improved repeatability compared to conventional wafer probe card analyzers. Our optical comparative metrology technology allows probeWoRx to optically measure all probes relative to a photolithographically manufactured fiducial grid. Our comparative system allows probe measurements to be unaffected by common metrology errors, such as mechanical, thermal or optical inaccuracies. After optically measuring the probes, the probeWoRx system compares the probe positions to the fiducial grid to compute the three-dimensional probe position.

PrecisionPoint VX3 WaferProbe Card Analyzer. Our latest generation PrecisionPoint wafer probe card analyzer, the PrecisionPoint VX3, enables manufacturing, test, recalibration and repair of wafer probe cards while still allowing for the testing of smaller probe tips and tighter pitches than competing solutions. PrecisionPoint is designed for customers who do not require all of the advanced features of our probeWoRx system and who do not require an automated wafer probe card metrology solution.

waferWoRx Probing Process Analysis System. Our waferWoRx system analyzes the semiconductor wafer probing process by measuring the individual performance and alignment of the wafer, the prober, the wafer probe card and the wafer probe card analyzer. In closed-loop metrology applications, waferWoRx enables automated root cause analysis for rapid corrective action of the wafer probe process for use in troubleshooting, maintenance, system monitoring and verification, and process improvement. waferWoRx inspects a probed wafer by examining the position of each scrub mark on each bonding pad on a semiconductor device. If corrective action is necessary, the waferWoRx system then prescribes the optimal changes to the probing process setups in order to increase the efficiency of the entire wafer test floor and increase production yields. The waferWoRx system provides automated analysis that is not practical with manual inspection.

Wafer Probe Card Interface Products. Our wafer probe card interface products are used to hold a wafer probe card on the wafer probe card metrology system during analysis, assembly and repair. Wafer probe card interface products accurately emulate the interface between the prober, the tester and the wafer probe card during the wafer probing process. A probe card interface, sometimes referred to as a motherboard, establishes both mechanical and electrical connections to the probe card corresponding to wafer probe test system and wafer probe card metrology system interfaces and configurations. Our probe card interface products are designed for particular customer product specifications and interface with the most complex wafer probe card and tester technologies.

Life Sciences

In the life sciences market, we focus on providing researchers with higher imaging resolution, greater flexibility in data collection and analysis and a higher degree of repeatability in results through the following product offerings:

DeltaVision. Our DeltaVision microscopy system combines a highly optimized widefield fluorescence microscope, precise and repeatable three-dimensional motion control of the microscope slide, custom optical filters for multiple wavelength imaging, and three-dimensional image processing and display. DeltaVision provides fast, highly accurate imaging and analysis of both fixed and live cells at extremely high resolutions in order to provide repeatable and quantifiable data to researchers.

DeltaVision can repeatedly capture images from the same location in hundreds of different cells in a single experiment over an extended period of time in order to allow researchers to acquire, process and analyze the changes occurring within each cell over the duration of the experiment. DeltaVision enables researchers to view the nuclear structures inside the cell, such as centrioles, microtubule decoration and single nuclear pores. Due to its high contrast capability, DeltaVision enables clear differentiation of low and high intensity regions within the same image. In addition, DeltaVision’s low intensity white light source provides a more gentle imaging environment which allows for live cell imaging by avoiding the deadly effects to live cells of concentrated light sources that are inherent in laser-based confocal microscopes. DeltaVision’s proprietary deconvolution software algorithms allow researchers to view an initial image in real time and then view the highest resolution image within minutes, as opposed to hours with comparable widefield microscopy solutions. In addition, our deconvolution processing algorithms are capable of processing the multi-terabyte data sets that can be generated by the DeltaVision system. We also offer a quantifiable laser module, or QLM, which allows live cell researchers to more rapidly capture data and measure dynamic responses in live cells on a tens of millisecond time scale.

cellWoRx. Our cellWoRx system is an automated imaging system that provides the ability to simultaneously conduct hundreds of experiments in a highly parallel fashion using industry standard micro-titer plates. cellWoRx represents an extension of our arrayWoRx microarray imaging platform. cellWoRx is used for automated imaging applications, including high content analysis of cells in fundamental research and drug discovery. cellWoRx provides users with a flexible platform for imaging either single experiments or automated, high throughput projects. In addition, our deconvolution processing algorithms are capable of processing the multi-terabyte data sets that can be generated by the cellWoRx system. We believe our cellWoRx system is attractive to customers due to its high quality imaging capability resulting from its high signal-to-noise ratio and high contrast, as well as its price point.

arrayWoRxe. Our arrayWoRxe microarray reader provides highly precise image acquisition, data management and quantitative analysis for life sciences research, drug discovery and diagnostic applications. We believe our arrayWoRxe reader offers increased sensitivity, higher resolution, greater wavelength flexibility, and significantly greater repeatability of results than competing products. In addition, we believe the arrayWoRxe reader may have uses in diagnostic applications. The arrayWoRxe’s proprietary combination of a charge coupled device, or CCD, and our white-light source captures more photons, and together with our processing software generates superior images in comparison to traditional laser-based microarray imaging systems. In addition, the CCD based arrayWoRxe enables more repeatable results than less-stable laser based systems due to its higher signal-to-noise ratio than competing laser-based systems.

arrayWoRxMF. Our arrayWoRxMF multi-format reader extends our arrayWoRx imaging platform to enable the reading of microarrays in formats other than traditional glass slides. For example, samples of proteins, antibodies or other non-nucleic acid binders are typically displayed in different array formats, which require a multi-format reader for imaging. arrayWoRxMF can process individual micro-titer plates, robotically supplied micro-titer plates, arrays of glass slides and other micro-titer sized formats. We believe that the arrayWoRxMF reader may have uses in diagnostic applications and drug discovery. We believe our arrayWoRxMF is attractive to customers due to its unique illumination system which provides a higher level of repeatability of results due to its higher signal-to-noise ratio in comparison to competing laser-based and other CCD-based solutions.

OEM Products. We have developed subsystem products based on our core imaging engine platform for specific OEM customers. For example, we sell our DIGE imaging system exclusively to GE Healthcare on an OEM basis. The DIGE imaging system is a flexible gel imaging platform that can also be used for general laboratory imaging applications. In addition, we also supply an imaging system to TriPath Imaging, Inc. on an OEM basis.

Customers

We sell our semiconductor products through a combination of our direct sales force, manufacturers’ representatives and non-stocking distributors to semiconductor device manufacturers, including most of the largest semiconductor device manufacturers and probe card manufacturers worldwide. End-user customers for our semiconductor products include Advanced Micro Devices, Inc., FormFactor, Inc., Samsung, and SV Probe, Inc.

We sell our life sciences products primarily to leading researchers and academic institutions, and have recently begun to sell to pharmaceutical companies, biotechnology companies and diagnostic companies. Customers for our advanced precision imaging tools, microarray readers and high content cell screeners include GE Healthcare, Inc. (formerly Amersham Biosciences AB), the Max Planck Institute, Tripath Imaging, Inc. and other leading research institutions.

In 2005, one distributor, Zen Voce, accounted for approximately 11% of our revenue. In 2004, we had two distributors, SV Probe, Inc. and the John P. Kummer Group, that each accounted for approximately 11% of our revenue. International sales accounted for a majority of our revenues in 2005, with sales in Europe accounting for 20.6% and sales in Asia accounting for 32.3%.

Sales, Marketing and Customer Service

We sell our products through a combination of our direct sales force, manufacturers’ representatives and distributors. Manufacturers’ representatives are independent third parties that agree to sell our products at our prices and on terms set by us, in return for a commission based on sales. Distributors purchase our products and resell them at prices and upon terms set by the particular distributor. Generally, our distributors do not hold inventory, but may stock spare parts and provide service.

Semiconductor Sales. In North America, we use a combination of our direct sales force and manufacturers’ representatives to sell our products. Outside of North America, we sell our products through distributors and manufacturers’ representatives.

Life Sciences Sales. While we use a combination of direct sales force, distributors and manufacturers’ representatives to sell our life sciences products, we sell primarily through our direct sales force in the United States and primarily through distributors and manufacturers’ representatives outside of the United States. GE Healthcare is the exclusive distributor of arrayWoRxe in Asia and Europe.

We offer training to our customers in the use of our products, as well as in the integration of our products with a customer’s existing systems. We offer training to our semiconductor customers at our training facility located at our Issaquah, Washington headquarters. We also provide training to our life sciences customers at the customer’s facility in connection with system installation. We provide further advanced training to life science customer personnel at our Issaquah, Washington training facility. In addition, we provide worldwide customer support and operate customer call centers in Issaquah, Washington, Marlborough, United Kingdom and Hsin-Chu City, Taiwan.

We focus our marketing efforts on building awareness of our products among designers and manufacturers of complex semiconductor devices and with life science researchers. We market our products and capabilities by participating in trade shows, providing product and technical information in print and on our website, hosting technical and product seminars, advertising in trade publications, and using direct mailings. Our technologists regularly participate as instructors in microscopy workshops in the U.S. and internationally.

Manufacturing

We assemble, integrate and test our products at our sole manufacturing facility in Issaquah, Washington. We maintain direct relationships with all of our component suppliers and control procurement of all key components of our systems. Our strategy has been to create and integrate unique technology ourselves and purchase commodity technology from vendors.

We have a formal quality assurance program in place with a strategy focused on continuous improvement in product quality. Factory teams regularly assess quality at each stage of the manufacturing process to identify areas for improvement and to quickly identify developing problems. Manufacturing engineers optimize the production process to improve quality and efficiency and address problems as they arise. Customer service personnel extend the quality process into the field, monitoring quality and reliability once systems are installed at customer sites.

We purchase certain components used in our products from a single supplier or a limited group of suppliers. Although we believe that all single source components are currently available in adequate amounts, we cannot be certain that shortages will not develop in the future. We typically do not have written supply agreements with these sole source suppliers and purchase our components through individual purchase orders. In addition, we typically do not carry significant inventory of these components and any prolonged disruption in our supply of these components would adversely affect our ability to meet our manufacturing goals and customer commitments.

Backlog

At December 31, 2005, our backlog of unfilled orders for all products and services was $11.0 million, compared with $9.7 million at December 31, 2004. We define backlog as products for which we have received purchase orders, which we expect to ship within the next twelve months. While backlog is calculated on the basis of firm orders, orders may be subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers.

Research and Development

The semiconductor and life sciences industries are both subject to rapid technological change. We believe that our continued commitment to research and development, or R&D, and timely introduction of new and enhanced solutions and other technologies related to our product engineering are integral to maintaining our competitive position. We use structured processes for undertaking, tracking and completing our development projects. We expect to continue to allocate significant resources to development efforts and to use automation and information technology to provide additional efficiencies in our research and development activities.

R&D takes place at our corporate headquarters in Issaquah, Washington. As of June 30, 2006, we had over 50 employees devoted to research and development efforts. The engineering and science disciplines represented in our research and development group include: software engineering, mechanical engineering, optical engineering, bioengineering, electrical engineering and advanced mathematics.

Our R&D expenditures for the year ended December 31, 2005 were $6.3 million, representing 13.8% of revenue. Our historical R&D expenditures for 2004, 2003 and 2002 were $5.1 million, $4.6 million and $4.4 million, respectively, representing 15.0%, 18.1% and 18.9% of revenue, respectively.

Competition

The markets for most of our semiconductor equipment and life sciences products are highly competitive and may become more competitive in the future. We anticipate that the markets for our products in each of these areas will continually evolve and be subject to rapid technological change. In addition, we expect frequent new product introductions and product enhancements by our competitors, which could adversely affect sales of our current and future products. We anticipate that these competitive pressures may cause intensified price-based competition, and we may have to adjust the prices of our products. In addition, many of our competitors currently have significantly greater financial, engineering, manufacturing, technical, customer support and marketing resources than we do.

Semiconductors. Our primary competitor in the wafer probe card metrology market is Integrated Technology Corporation. Our competitive position may change in the future as we move into more advanced wafer inspection areas. Those competitors may include KLA-Tencor Corporation, Nanometrics Incorporated and Rudolph Technologies, Inc. We believe that the primary competitive factors in the wafer probe card metrology market and related inspection and verification systems market include accuracy, flexibility, reliability, throughput, compatibility with customer production processes, price, and repair and recalibration capability. We believe we compete favorably with respect to these factors in the wafer probe test, inspection and verification market.

Life Sciences. Our competitors in the microscopy market include Carl Zeiss, Inc., Leica Microsystems, Nikon Inc., Olympus Corporation, PerkinElmer, Inc. and Yokogowa Electric Corporation. We believe the primary competitive factors in this market are live cell viability, image resolution and price and that we compete favorably with respect to these factors, particularly with regard to live cell viability.

Our competitors in the microarray reader market include Affymetrix Inc., Agilent Technologies Inc. and Molecular Devices Corp. We believe the primary competitive factor in this market is the ability to offer a microarray reader integrated with industry leading microarrays. We have partnered with GE Healthcare in order to provide an integrated system to compete in this market.

Our competitors in the high content analysis market include Acumen Data Systems Inc., BD Biosciences, Beckman Coulter, Inc., Evotec Technologies GmbH, Fischer Scientific International, Inc., GE Healthcare and Molecular Devices Corp. We believe the primary competitive factors in this market are image quality, breadth of application and price. We believe we compete favorably with respect to each of these factors.

Many of our competitors in the life sciences market have more established relationships with pharmaceutical and biotechnology companies and research institutions, larger sales forces, broader product lines, and a larger installed base which makes it more difficult for us to penetrate these markets.

Intellectual Property

Our success in large part depends on our proprietary technology. We do not depend significantly on any one individual patent, instead we rely on a combination of patents, patent applications, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We currently have 16 patents issued in the United States, 21 pending patent applications filed in the United States and 7 issued foreign patents and 23 pending foreign patent applications.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for: (a) 20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995, or (b) 17 years from the issue date or 20 years from the earliest effective filing date, whichever is later, if the patent application was filed prior to June 8, 1995. The length of these effective terms assumes all maintenance fees are paid.

We have regularly sought patent protection on our inventions throughout our history and therefore expect to have patents expire in accordance with the above description from time to time. The expiration dates on our issued patents, assuming all maintenance fees are paid, currently range from October 5, 2008 through March 15, 2024, with 20 of our 23 issued patents expiring on or after February 16, 2015.

Our policy is to seek patents where appropriate on inventions involving new products and improvements to existing products as part of our ongoing engineering and research and development activities. In addition, we regard certain of our processes, information and know-how that we have developed and used in the design and manufacture of our products as proprietary trade secrets. We also enter into licenses to access external technologies we view as necessary or beneficial to our research and development efforts.

We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement by others and may lose our competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

Third parties may claim that we are infringing their intellectual property rights and, although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property rights could be costly and time consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements and we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Facilities

We have a lease through May 2011 covering approximately 53,000 square feet of space in Issaquah, Washington for our headquarters, which includes all of our assembly, test, sales, R&D and corporate functions. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms at such time as it becomes needed.

Employees

As of June 30, 2006, we had 179 full-time employees. We consider our relationship with our employees to be good. No employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. As of the date of this prospectus, we are not involved in any material legal proceedings.

Management

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of August 1, 2006:

Name	Age	Position(s)
Ronald C. Seubert	56	Chief Executive Officer, President and Director
Daniel Berry	60	Executive Vice President and Director
Donald Snow	73	Vice President, Special Projects and Director
Joseph Ahladis	52	Senior Vice President, Semiconductor Division
Joseph J. Victor, Jr.	45	Senior Vice President, Life Sciences
Stephen D. Reichenbach	44	Chief Financial Officer
David L. Belluck	44	Director(1)(2)
Peter Sorger	45	Director(2)
John Stewart	65	Director
Steven B. Kaufman	40	Director(3)
Frank Witney	53	Director(1)(3)
Richard P. Fox	58	Director(1)(2)(3)

(1)	Member of the Compensation Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Audit Committee

Ronald C. Seubert. Mr. Seubert is a co-founder and has served as our Chief Executive Officer and President since January 2002 and a member of our board of directors since our inception. Mr. Seubert previously served as our Chief Technology Officer from 1999 to January 2002. Mr. Seubert currently serves on the board of advisors of Buerk Dale Victor, a Seattle-based venture capital and private equity fund. Mr. Seubert is a registered Professional Engineer in Washington State. Mr. Seubert holds a B.S. in Electrical Engineering from Gonzaga University. He is named as an inventor on five patents.

Daniel Berry. Mr. Berry has served as our Executive Vice President since July 2004 and a member of our board of directors since January 2002. Mr. Berry is an Operating Partner of Riverside Partners, LLC (Riverside), a private equity investment firm, having joined Riverside in January 2002. From January 2001 to January 2002 he was a consultant to a variety of companies in the semiconductor equipment industry. From January 1990 to January 2001, he served in various capacities at Ultratech, Inc. (formerly Ultratech Stepper, Inc.), a lithography tool supplier, most recently as its President and Chief Operating Officer. Mr. Berry serves on the board of directors of Rudolph Technologies, Inc., a manufacturer of process control metrology for the semiconductor industry, and Cushcraft Corporation, a developer and manufacturer of communications antennas. Mr. Berry holds a B.S. in Electrical Engineering from the Polytechnic Institute of Brooklyn.

Donald Snow. Mr. Snow is a co-founder and has served as our Vice President, Special Projects since January 18, 2002 and as a member of our board of directors since our inception. Mr. Snow previously served as our President and Chief Executive Officer from January 1986 to July 1997, and again from June 1999 to January 2002. From 1967 to 1985, Mr. Snow served as founder and Vice President of Research and Development at Pacific Western Systems, Inc., a developer and manufacturer of test and process equipment for the semiconductor industry. Mr. Snow studied physics and electrical engineering at Stanford University from 1956 through 1959. He is named as an inventor on five patents.

Joseph Ahladis. Mr. Ahladis has served as our Senior Vice President, Semiconductor Division since July 2004. Mr. Ahladis previously served as our Vice President, Marketing, Sales and Customer Service from 1998 to 2004. Prior to joining the Company, Mr. Ahladis held several positions at Siemens Medical Systems, Inc., a supplier of healthcare equipment, including serving as Vice President of Sales and Marketing for the Ultrasound Division from June 1996 to January 1998. Mr. Ahladis holds a B.A. in Business Administration from California Coast University and an A.A. in Radiologic Technology from Cypress College, has been certified by the American Registry of Radiologic Technologists, and completed the Harvard Business School Key Executive Program in October 2000.

Joseph J. Victor, Jr. Mr. Victor has served as our Senior Vice President, Life Sciences since June 2004. Mr. Victor previously served as our Vice President, Engineering and Operations from July 2002, and previous to that as Vice President, Engineering from November 1999. From August 1998 to November 1999, Mr. Victor served as Vice President of Engineering at AIM Aviation, Inc., a developer and manufacturer of aircraft interior equipment. Mr. Victor holds a B.S. in Civil Engineering and an M.S. in Aeronautics & Astronautics from the University of Washington. Mr. Victor also completed a one-year business certificate program at the University of Washington Executive Management Program in May 1995 and the Harvard Business School Key Executive Program in October 2000.

Stephen D. Reichenbach. Mr. Reichenbach has served as our Chief Financial Officer since August 2005. Mr. Reichenbach joined Applied Precision from Flow International Corporation, a manufacturer of high-pressure waterjet technology where he most recently served as Vice President and Chief Financial Officer from October 2003 to August 2005. Between September 2001 and October 2003, Mr. Reichenbach served as Chief Financial Officer of Avure Technologies Incorporated, a manufacturer of high-pressure food processing equipment and wholly owned subsidiary of Flow International. Mr. Reichenbach previously served as Chief Financial Officer of Flow International from 1995 to September 2001. Mr. Reichenbach holds a B.A. in Finance from the University of Washington.

David L. Belluck. Mr. Belluck has served as a member of our board of directors since January 2002. Since September 1988, Mr. Belluck has been a Manager of Riverside. Prior to Riverside, Mr. Belluck was a consultant with Monitor Company, a strategy consulting firm, where he developed investment and marketing strategies. Mr. Belluck serves on the boards of directors of Rudolph Technologies, Inc., Barrier Safe Solutions, Inc., a provider of disposable gloves, Microdental Laboratories, Inc., a manufacturer of dental aesthetics and restoratives, Cushcraft Corporation, and Source Technologies, Inc. a developer of hardware and software for financial transactions and other secure business processes. Mr. Belluck holds a B.A. from Harvard University and an M.B.A. from Harvard Business School.

Steven B. Kaufman. Mr. Kaufman has served as a member of our board of directors since May 2005. Mr. Kaufman has been an Operating Partner of Riverside since February 2005. From July 2000 until November 2004 he was employed by Avici Systems, Inc., serving as President, CEO and a member of the board of directors between July 2001 and November 2004 and before that as President, COO and a member of the board of directors. From February 1999 through July 2000, Mr. Kaufman was employed by Lucent Technologies Inc. as President of the Multiservice Core Networks division and before that as Vice President and General Manager of Core Switching, both in Lucent’s Internetworking Systems Group. From May 1996 through January 1999, Mr Kaufman was a General Manager at Lucent’s Microelectronics Group (now Agere Systems). From 1991 to April 1996, Mr. Kaufman was employed in a variety of marketing management roles at Intel Corporation on the Pentium processor family of products. Mr. Kaufman also serves on the board of directors of SIXNET, a manufacturer of industrial automation systems, Quantum Medical Imaging, a developer and manufacturer of radiographic systems, National Display Systems, a developer and manufacturer of flat-panel display systems, and the non-profits Massachusetts High Technology Council and the One Laptop Per Child association. Mr. Kaufman holds a B.S. degree in Electrical Engineering from Brown University, an M.B.A. from Harvard Business School, and a M.S. degree in Computer Science from Stanford University.

Peter Sorger. Dr. Sorger has served as a member of our board of directors since 2003. Since 1994, Dr. Sorger has been a faculty member in the Massachusetts Institute of Technology Department of Biology, where he currently serves as Professor of Biology and Professor of Biological Engineering. From 2002 to 2005, Dr. Sorger served as Director of the MIT BioMicro Center and from 2003 to 2005 he served as the Director of the MIT Computational and Systems Biology Initiative. In 2006 Dr. Sorger was appointed a Professor of Systems Biology at Harvard

Medical School. Dr. Sorger is co-founder and Chair of the Scientific Advisory Board of Merrimack Pharmaceuticals, Inc., a developer of autoimmune disease and cancer remedies, and a co-founder of the Open Microsopy Environment, an open-source image analysis foundation. Dr. Sorger holds an A.B. in Biochemistry from Harvard College and a Ph.D. in Biochemistry from Trinity College, Cambridge University.

John Stewart. Mr. Stewart is a co-founder and has served as a member of our board of directors since our inception. Mr. Stewart previously served as our Vice President from 1986 to 2002. Mr. Stewart holds a B.S. in Mechanical Engineering from the University of Missouri.

Frank Witney. Dr. Witney has served as a member of our board of directors since December 2005. Since July 2002, Dr. Witney has served as the President and CEO of Panomics, Inc., a life science tool company focused on gene expression and cell-based assays. He previously served as President of Drug Discovery Tools at PerkinElmer Life Sciences, Inc., from November 2001 to July 2002, President and COO at Packard BioScience Company from April 2000 to November 2001, and Group Operations Manager of the Life Science Group at Bio-Rad Laboratories from July 1997 to April 2000. Dr. Witney has a B.S. in Microbiology from the University of Illinois and a M.S. in Microbiology and a Ph.D. in Molecular and Cellular Biology from Indiana University. He has authored more than 15 papers on molecular biology and biochemistry and holds seven patents.

Richard P. Fox. Mr. Fox has served as a member of our board of directors since April 2006. Since October 2001, Mr. Fox has been an independent consultant and board member providing services to entrepreneurs and the financial services industry. From April 2000 to September 2001, he was President and Chief Operating Officer at CyberSafe Corp., an information technology security company. Mr. Fox spent 28 years with Ernst & Young, last serving as Managing Partner of the Seattle office. He also serves as Treasurer and is a member of the Board of Trustees of the Seattle Foundation, on the Board of Visitors of the Fuqua School of Business, Duke University, and on the board of directors of Shurgard Storage Centers, Inc., a provider of storage facilities, Premera Blue Cross, a managed healthcare company, aQuantive, Inc., an Internet marketing company, Flow International, and QuatRx Pharmaceuticals Company, a pharmaceutical company. He has a B.B.A. from Ohio University and an M.B.A. from the Fuqua School of Business, Duke University, and is a certified public accountant in the State of Washington.

Board Composition

Our board of directors currently consists of nine members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires.

Effective upon closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I will consist of Messrs. Berry, Snow and Stewart, whose term will expire at the annual meeting of stockholders to be held in 2007;

•	Class II will consist of Messrs. Belluck and Kaufman and Dr. Sorger, whose term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III will consist of Messrs. Seubert and Fox and Dr. Witney, whose term will expire at the annual meeting of stockholders to be held in 2009.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Director Independence

In June 2006, our board of directors undertook a review of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Fox, Stewart and Dr. Witney and Dr. Sorger, representing four of our nine directors, are “independent directors” as defined under the rules of The Nasdaq Stock Market. Under the corporate governance standards of the Nasdaq Stock Market, by no later than the first anniversary of the closing of this offering, a majority of our board of directors shall consist of independent directors.

Committees of the Board of Directors

As of the closing of this offering, our board of directors will have established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee will consist of Mr. Fox and Dr. Witney, each of whom is an independent director as defined under and required by the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the rules of The Nasdaq Stock Market (“Nasdaq Rules”). Mr. Kaufman will also serve on the audit committee until an independent director is appointed within the one year period for achieving independence. Under the corporate governance standards of The Nasdaq Stock Market, by no later than the first anniversary of the closing of this offering, each member of our audit committee must be an independent director. The audit committee will be a standing committee of, and operate under a written charter adopted by, our board of directors. The audit committee will review and monitor our financial statements and accounting practices, appoint, determine funding for, and oversee our independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. Mr. Fox, the chair of our audit committee, serves as our “audit committee financial expert” under Item 401 of Regulation S-K promulgated under the Exchange Act. In addition, Dr. Witney and Mr. Kaufman each satisfies the financial sophistication requirements of The Nasdaq Stock Market.

Compensation Committee

The compensation committee will consist of Dr. Witney and Mr. Fox, each of whom is an independent director for the purposes of the federal securities laws and the Nasdaq Rules. Mr. Belluck will also serve on the compensation committee until an independent director is appointed within the one year period for achieving independence. Dr. Witney will serve as chairperson of our compensation committee. The compensation committee will make decisions and recommendations regarding salaries, bonuses, benefits and incentive compensation for our directors and executive officers, and administer our incentive compensation and benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Dr. Sorger and Mr. Fox each of whom is an independent director for the purposes of the federal securities laws and the Nasdaq Rules. Mr. Belluck will also serve on the committee until an independent director is appointed within the one year period for achieving independence. Dr. Sorger will serve as the chairperson of the committee. The nominating and corporate governance committee will assist the board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of shareholders, and overseeing evaluations of the board of directors, its members, and committees of the board of directors.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of Messrs. Belluck or Fox or Dr. Witney, who will serve as the members of our compensation committee, is or has ever been one of our officers or employees. None of our executive officers serves or has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Codes of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules.

Director Compensation

We have provided certain of our non-employee directors with cash compensation for their services as members of the board of directors. In fiscal year 2005, we paid Dr. Sorger and Mr. Berry $14,000 each for such services and Mr. Kaufman $12,000. We also reimburse all board members for reasonable expenses incurred by them in connection with attendance at board and committee meetings.

From time to time, certain of our non-employee directors received grants of options to purchase shares of our common stock under our equity incentive plans as compensation for their services as members of our board of directors. In 2005, our board of directors granted Dr. Sorger and Mr. Kaufman each an option to purchase          shares of our common stock at a price of $         per share and our board granted Mr. Berry an option to purchase          shares of our common stock at a price of $         per share. Directors are eligible to participate in our stock plans and currently we anticipate non-employee directors will receive restricted stock units as compensation for their services after the completion of this offering as described below. See “Management—Employee Benefit Plans—2006 Equity Incentive Plan” below.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Upon the closing of this offering, we have entered into separate indemnification agreements with each of our directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive Compensation

The following table shows all compensation received during our fiscal year ended December 31, 2005 by our chief executive officer, the four other most highly compensated executive officers, one additional individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year, and one additional individual for whom disclosure would have been provided had the individual been employed for a full fiscal year. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, disability, group life insurance or other benefits that are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation for Year Ended December 31, 2005					Long-Term Compensation Awards
	Salary	Bonus	Other Annual Compensation(1)	All Other Compensation		Securities Underlying Options
Ronald C. Seubert Chief Executive Officer and President	$253,234	$71,775	$6,123	$–		–

Daniel Berry Executive Vice President and Director	143,730	34,800	4,430	10,000	(2)	–

Joseph Ahladis Senior Vice President, Semiconductor Division	200,000	46,800	6,588	72,719	(3)	–

Joseph J. Victor, Jr. Senior Vice President, Life Sciences	200,000	66,500	7,112	72,719	(4)	–

Donald Snow Vice President, Special Projects and Director	100,000	–	3,557	–		–

Stephen D. Reichenbach Chief Financial Officer(5)	77,000	16,500	–	–		–

Bruce Holdren(6) Former Vice President and Chief Financial Officer	115,936	–	3,715	75,000	(7)	–

(1)	Includes the value of funds contributed by the Company to the executives 401(k) retirement account on behalf of the named executive officer.
(2)	Fees for service as member of the Board of Directors.
(3)	AP Stock Company (“AP Stock”), which holds a majority interest in Applied Precision Holdings, LLC, re-purchase program payment.
(4)	AP Stock re-purchase program payment of $22,530 and a $50,189 discretionary payment related to the re-purchase program.
(5)	Mr. Reichenbach commenced employment with us in August 2005. His salary on an annualized basis in 2005 was $220,000.
(6)	Mr. Holdren resigned effective July 8, 2005.
(7)	Severance payment per Mr. Holdren’s employment agreement.

Option Grants in Fiscal Year 2005

The following table summarizes the stock options granted to each named executive officer during 2005, including the potential realizable value over the 10-year term of the options, which is based on assumed rates of stock appreciation of 5% and 10%, compounded annually and subtracting from that result the aggregate option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are based on the assumed initial public offering price of $         per share less the exercise price. The percentage of total options granted to employees is based upon options to purchase an aggregate of          shares of common stock we granted to employees during 2005.

	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(6)
Name	Shares Underlying Options Granted (2)(3)	Percent of Total Options Granted to Employees in Fiscal 2005 (%)(4)	Exercise Price Per Share($)(5)	Expiration Date	5%	10%
Ronald C. Seubert

Daniel Berry

Joseph Ahladis

Joseph J. Victor, Jr.

Donald Snow

Stephen D. Reichenbach

Bruce Holdren

(1)	No stock appreciation rights (SARs) were granted during 2005.
(2)	Options vest at a rate of 20% on the one-year anniversary of the vesting commencement date and one-sixtieth (1/60) of the total option units vest on each monthly anniversary thereafter. Such that the total number of shares fully vests on the five year anniversary of the vesting commencement date. The options have a 10-year term, but are subject to earlier termination in connection with termination of employment.
(3)	Bruce Holdren’s options are fully vested as of December 31, 2005.
(4)	We granted options to purchase a total of shares of common stock to employees during 2005.
(5)	The exercise price may be paid in cash, check, wire transfer, shares of common stock valued at fair market value on the exercise date, or such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws.
(6)	The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercise are dependent upon a number of factors, including the future performance of the common stock and the timing of option exercises, as well as the optionees’ continued employment throughout the vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

Aggregated Option Exercises During 2005 and 2005 Fiscal Year End Option Values

The following table shows information concerning the number and value of unexercised options held by each of our named executive officers as of December 31, 2005. There was no public trading market for the common stock as of December 31, 2005. Accordingly, the value of unexercised in-the-money options listed below at December 31, 2005 is calculated based on a value of $         per share of common stock, which is the midpoint of the range listed on the front cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald C. Seubert	–	–	–	–	–	–
Daniel Berry	–	–	–	–	–	–
Donald Snow	–	–	–	–	–	–
Joseph Ahladis	–	–	–	–	–	–
Joseph J. Victor, Jr.	–	–	–	–	–	–
Stephen D. Reichenbach	–	–	–	–	–	–
Bruce Holdren	–	–	–	–	–	–

Employment Agreements and Change of Control Arrangements

Mr. Seubert’s employment agreement, dated January 18, 2002, contained a three-year initial term. Following this, the term of the employment agreement automatically renewed for an additional one-year term and will continue to automatically renew for successive one-year periods unless we or Mr. Seubert give notice to the other that the agreement will not be renewed not less than six months prior to the expiration of the current term. The employment agreement provides that Mr. Seubert’s employment during the renewal periods is at-will. Under this agreement, Mr. Seubert was entitled to an annual base salary of $187,500 in 2003 and $200,000 in 2004 and thereafter. If his employment is terminated other than for cause or if he resigns for good reason and in each case he signs a standard release of any claims against us, the employment agreement provides that Mr. Seubert will receive severance payments equal to the amount of his base salary through the initial term or an amount equal to twelve months of his base salary for a renewal term paid in a lump sum within ten days after the termination date. Upon such events, we will also pay Mr. Seubert an allowance of $600 per month for a period not to exceed the period that he is entitled to receive severance payments in the event Mr. Seubert is eligible for and elects to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

Mr. Berry’s offer letter, effective June 14, 2004, provides for employment at-will. Mr. Berry is entitled to an annual base salary of $125,000 per year.

Mr. Snow’s employment agreement, dated January 18, 2002, provided for an eighteen-month term. Such term has expired and Mr. Snow is now an at-will employee. Mr. Snow is entitled to an annual base salary of $100,000 per year.

Mr. Ahladis’ employment agreement, dated January 17, 2002, contains a five-year initial term. Following this, the term of the employment agreement will automatically renew for successive one-year periods unless we or Mr. Ahladis give notice to the other that the agreement will not be renewed not less than six months prior to the expiration of a term. The employment agreement provides that Mr. Ahladis’ employment during a renewal term is at-will. Under this agreement, Mr. Ahladis is entitled to an annual base salary of $165,000 per year. If his employment is terminated other than for cause or if he resigns for good reason and in each case he signs a standard release of any claims against us, the employment agreement provides that Mr. Ahladis will receive severance payments in an amount equal to twelve months of his base salary, provided that during the final six months this amount will be reduced by any compensation earned by Mr. Ahladis during such period. Upon such events, we will also pay Mr. Ahladis’ and his spouse’s monthly COBRA premium payments for a period not to exceed the period that he is entitled to receive severance payments.

Mr. Victor’s employment agreement, dated January 17, 2002, contains a five-year initial term. Following this, the term of the employment agreement will automatically renew for successive one-year periods unless we or Mr. Victor give notice to the other that the agreement will not be renewed not less than six months prior to the expiration of a term. The employment agreement provides that Mr. Victor’s employment during a renewal term is at-will. Under this agreement, Mr. Victor is entitled to an annual base salary of $165,000 per year. If his employment is terminated other than for cause or if he resigns for good reason and in each case he signs a standard release of any claims against us, the employment agreement provides that Mr. Victor will receive severance payments in an amount equal to twelve months of his base salary, provided that during the final six months this amount will be reduced by any compensation earned by Mr. Victor during such period. Upon such events, we will also pay Mr. Victor’s and his spouse’s monthly COBRA premium payments for a period not to exceed the period that he is entitled to receive severance payments.

Mr. Reichenbach’s offer letter, dated July 15, 2005, provides for employment at-will. Under this agreement, Mr. Reichenbach is entitled to an annual base salary of $220,000 per year. In addition, he is eligible for an annual bonus equal to 40% of his base salary which is dependent upon meeting the metrics we define. If Mr. Reichebach’s employment is terminated other than for cause or total disability and in each case he signs a standard release of any claims against us, the agreement provides that he will receive severance payments equal to the amount of his base salary at the rate then in effect for twelve months, provided that during the final six months such payments will be reduced by any compensation earned from employment or consulting during that period. Upon such events, we will also pay Mr. Reichenbach and his spouse’s monthly COBRA premium payments for twelve months as long as Mr. Reichenbach is not eligible for coverage with another employer and as long as he is eligible for COBRA.

Employee Benefit Plans

2005 Common Incentive Unit Plan and 2005 Preferred Incentive Unit Plan

General. In April 2005 the board of our predecessor, Applied Precision Holdings, LLC (“APHLLC”), adopted and its unitholders subsequently approved our 2005 Common Incentive Unit Plan and our 2005 Preferred Incentive Unit Plan, or the 2005 Plans.

The terms and conditions of the two plans are identical except for the securities underlying each plan. If our 2006 Equity Incentive Plan becomes effective, we will cease granting awards under the 2005 Plans. Options previously granted under the 2005 Plans will be converted into options to purchase shares of Applied Precision, Inc. common stock. See “Reorganization as a ‘C’ Corporation.”

The 2005 Plans permit the grant of nonstatutory unit options and unit purchase rights.

Unit Reserve. The maximum number of units that may be sold under the 2005 Common Incentive Unit Plan is 1,100,000 APHLLC common incentive units, and the maximum number of units that may be sold under the 2005 Preferred Incentive Unit Plan is 500,000 APHLLC preferred incentive units. If an award expires or becomes unexercisable for any reason without having been exercised in full, the unpurchased units that were subject to the award will become available for future grant under the 2005 Plans. Any units retained by us to pay the exercise or purchase price of an award will continue to be available for issuance under the 2005 Plans. The maximum number of units that may be sold under the 2005 Plans may be adjusted in the case of a unit split, reverse unit split, unit dividend, combination, recapitalization or any other increase or decrease in the number of issued units effected without receipt of consideration.

Administration. The 2005 Plans are administered by our board of directions or a committee, as determined by our board. Under the 2005 Plans, the administrator has the discretion to determine the value of a unit, to select persons eligible for award grants, to determine the terms and conditions of any award, to determine whether and under what circumstances an option may be settled in cash, to adjust the vesting as a result of a change in the terms or conditions under which the optionholder is providing services to us, to construe and interpret the terms of the 2005 Plans, and to adjust or amend the 2005 Plans as necessary to avoid incurring adverse accounting charges.

Eligibility. Options and unit purchase rights may be granted to our employees and consultants and to the employees and consultants of any parent, subsidiary or affiliate of ours.

Nontransferability of Awards. Generally, a participant may not transfer a unit option or a unit purchase right other than by will or the laws of descent or distribution unless the participant holds a nonstatutory unit option that provides otherwise. The designation of a beneficiary by a participant does not constitute a transfer.

Options. An option granted under 2005 Common Incentive Unit Plan represents the right to purchase common incentive units of Applied Precision Holdings, LLC, and an option granted under 2005 Preferred Incentive Unit Plan represents the right to purchase preferred incentive units of Applied Precision Holdings, LLC. The exercise price of options shall be determined by the administrator of the 2005 Plans. The maximum term of options granted under the 2005 Plans is 10 years. Options under the 2005 Plans may generally be exercised to the extent vested within 30 days after the termination of the optionholder’s employment or consulting relationship with us or within six months after the optionholder’s termination as a result of disability or 12 months after the optionholder’s termination as a result of death, but in no event later than the expiration of the option’s term. Options will immediately terminate in the event of an optionholder’s termination for cause. In the event of termination prior to an initial public offering or a change in control, the optionholder’s rights to purchase units on exercise of options will terminate immediately upon the optionholder’s termination of employment or consulting relationship and all units issued upon the exercise of options may be repurchased by us if the repurchase is made within 90 days of termination and consideration for the repurchase is cash or cancellation of purchase money indebtedness.

Unit Purchase Rights. Unless the administrator determines otherwise, the restricted unit purchase agreement will grant a repurchase option exercisable upon the voluntary or involuntary termination of the participant’s employment or consulting relationship. In the event of termination of a participant’s employment or consulting relationship with us for cause, we have the right to repurchase vested units issued upon exercise of a unit purchase right, prior to the date upon which the unit is listed on a national securities exchange or national market system, if the repurchase is made within 90 days of termination and consideration for the repurchase is cash or cancellation of purchase money indebtedness. In the event of termination prior to an initial public offering or a change in control, all units issued upon the exercise of unit repurchase rights may be repurchased by us if the repurchase is made within 90 days of termination and consideration for the repurchase is cash or cancellation of purchase money indebtedness. The purchase price for the repurchased units will be the original purchase price paid by the participant.

Buyout. The administrator may buy out for a payment in cash or units any option previously granted under the 2005 Plans based on such terms and conditions as the administrator establishes at the time such offer is made.

Change in Control. In the event of a change in control, each outstanding option or unit purchase right will be assumed or an equivalent option or right is substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or right shall terminate upon the consummation of the transaction. Provided the consideration paid in any change of control is cash or freely tradable securities, the vesting of all then outstanding options will accelerate in full.

Key Employees. In addition to time based vesting applicable to most grants under the 2005 Plans, certain “key employees” will only be able to sell shares acquired upon exercise of vested options following the first to occur of (a) a secondary public offering of our common stock where our stockholders are able to participate as selling stockholders, (b) Riverside Partners’ being able to sell all of its shares under Rule 144 or another similar exemption during a three month period without registration or (c) upon achievement of certain management objectives. Prior to those events, the key employees will be able to sell a percentage of shares acquired on exercise of options equal to the percentage of shares held by Riverside at the effective time of this offering that have been subsequently sold, transferred or distributed by Riverside. Key employees include most of our officers and other senior managers.

Conversion. When we complete the conversion of APHLLC to a corporation, each option outstanding under the 2005 Plans will convert into an option to purchase share of the corporation’s common stock. This conversion of the LLC options will be done in a manner that results in the converted options giving the holder the right to purchase a number of shares of corporation common stock on a per-share exercise price that reflects the exchange ratios applicable to each series of LLC capital stock established in the conversion transaction. See the section above titled “Reorganization as a ‘C’ Corporation.” Except for the adjustments described in the preceding sentence, the terms (including vesting and termination provisions) applicable to these converted options will be the same as the terms governing the APHLLC options under the 2005 Plans. As of June 30, 2006, there were options to purchase 426,730 common incentive units outstanding, having a weighted average exercise price of $0.34 per unit and options to purchase 80,000 preferred incentive units outstanding, having an exercise price of $0.32 per unit. Following the conversion transaction, we expect that there will be outstanding options to purchase an aggregate of              shares of corporation common stock, having an weighted average exercise price of $         per share.

Amendment and Termination. Our board of directors has the authority to amend or terminate the 2005 Plans. However, no amendment or termination of the 2005 Plans may adversely affect the rights of any option or unit holder without the holder’s consent. We will obtain unit holder approval of any amendment in the manner and to the degree as required by the applicable laws.

Applied Precision, Inc. 2006 Equity Incentive Plan

General. Our board of directors intends to adopt our 2006 Equity Incentive Plan, or 2006 Plan, to become effective, subject to prior approval by our shareholders, on the first day our common stock is traded on the Nasdaq Global Market in connection with this offering. The 2006 Plan will terminate in 2016 unless it is extended or terminated earlier pursuant to its terms. When the 2006 Plan becomes effective, we will cease granting awards under our 2005 Common Incentive Option Plan and 2005 Preferred Incentive Option Plan which were operated by APHLLC.

The 2006 Plan permits the grant of stock options, including nonstatutory stock options and incentive stock options, and stock awards, including stock units, stock appreciation rights and share issuances.

Share Reserve. We have reserved                      shares of our common stock for issuance under the 2006 Plan. All share numbers reflected in this summary will automatically and proportionately adjust upon a stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock. If an award (including shares issued pursuant to an award) expires or is terminated or otherwise forfeited, the shares subject to the expired, terminated or forfeited award or the forfeited shares will again become available for issuance under the 2006 Plan. If a participant pays the exercise or purchase price of an award through the tender of shares, or if shares are tendered or withheld to satisfy any withholding obligations, the number of shares so tendered or withheld will become available for re-issuance under the 2006 Plan.

Administration. Our 2006 Plan will be administered by our board of directors. Our board of directors may delegate its authority to administer the 2006 Plan to its compensation committee and/or their delegates. The 2006

Plan administrator will have broad authority to establish and change the terms of awards granted under the 2006 Plan, including the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or nonstatutory stock option, to establish vesting schedules, to impose restrictions on awards, to specify the exercise price and purchase price, if any, and the type of consideration to be paid upon exercise and to specify other terms.

Eligibility. The 2006 Plan permits the grant of awards to our and our affiliates’ directors, officers, employees and consultants. Incentive stock options may only be granted to our employees and employees of our subsidiaries.

Nontransferability of Awards. Generally, an award may not be transferred other than by will or the laws of descent or distribution or to a designated beneficiary upon death unless the grantee holds a nonstatutory stock option or stock award that provides otherwise.

Termination. Awards granted under the 2006 Plan may generally be exercised to the extent vested within 90 days after the end of the optionee’s status as an employee, director or consultant with us or within 12 months after the optionee’s termination as a result of disability or death, but in no event later than the expiration of the award’s term.

Options. An option represents the right to purchase shares of stock upon the payment of a pre-established exercise price. The administrator determines when options vest and become exercisable. Our standard vesting schedule is that 25% of the shares subject to the option vest on the first anniversary of the vesting commencement date and  1/48th of the shares subject to the option vest on each subsequent monthly anniversary of the vesting commencement date for three years thereafter. The exercise price of options may not be lower than 100% of the fair market value of our common stock on the date of grant, and in the case of incentive stock options granted to the holders of more than 10% of our voting power, not less than 110% of the fair market value. So long as our common stock is listed on a stock exchange, the fair market value of the stock will be the closing sales price of our common stock as of the applicable date. The term of an option may be no more than 10 years from the date of grant. An incentive stock option granted to a greater than 10% stockholder may not have a term of more than five years. No option may be exercised after the expiration of its term.

Stock Awards. The 2006 Plan provides for the grant of stock awards, including share issuances, stock units and stock appreciation rights. A stock award may be subject to such performance criteria as the administrator may determine. Shares may be granted under the 2006 Plan as stock awards without requiring the participant to pay us any amount for the common stock to be issued to the participant under the award. Upon a stock award holder’s termination of employment, unless otherwise provided by the administrator, stock awards, and the unvested shares subject to the stock awards, are generally forfeited. Stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Upon the exercise of a stock appreciation right the participant is entitled to a payment of an amount equal to the excess of the fair market value of a specified number of shares on the date of exercise over the fair market value on the grant date. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement.

Performance Based Compensation. The 2006 Plan is structured to allow us to grant awards that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Pursuant to Internal Revenue Code Section 162(m), we generally may not deduct for federal income tax purposes compensation paid to certain executive officers (our chief executive officer and our other four most highly compensated executive officers) to the extent that any of these persons receives more than $1,000,000 in compensation in any single year. However, if the compensation qualifies as “performance-based” for Section 162(m) purposes, we may deduct it for federal income tax purposes even if it exceeds $1,000,000 in a single year. The maximum number of shares that may be granted subject to awards under the 2006 Plan to any employee during any calendar year is 350,000 shares. To qualify awards other than options and stock appreciation rights as performance-based compensation, the compensation committee will structure awards that it intends to be performance-based so that the employee will receive or earn the award only if specified objectives are met.

The 2006 Plan specifies that the compensation committee may use one or more of the following business criteria in establishing performance goals for such performance based awards: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders’ equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income, in aggregate or per share; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company’s or any business unit’s strategic plan); (xxiii) improvement in workforce diversity; (xxiv) growth of revenue, operating income or net income; (xxv) efficiency ratio; (xxvi) ratio of nonperforming assets to total assets; and (xxvii) any other similar criteria. The criteria may be applied to us as a whole or to a business unit or to one of our affiliates or business segments and may be measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified in the award agreement. The compensation committee may make adjustments to the way these criteria are measured to take into account extraordinary business events and may also, upon reviewing and certifying whether the performance goals have been met, determine to pay less than the entire amount of the award originally approved.

Change of Control. In the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition of a controlling interest by tender offer or similar change of control transaction, our board or compensation committee may provide for the assumption or substitution of each outstanding award, accelerate the vesting of options and terminate any restrictions on stock awards, and/or provide for the termination of awards, including for a cash or other payment. If a successor entity assumes or substitutes all outstanding awards and a participant who has been with us for one year or more is terminated without cause within 12 months following the change of control, then any assumed or substituted 2006 Plan awards of the terminated participant will vest and become exercisable as to an additional 12 months of shares, and any repurchase rights applicable to any shares covered by the awards will lapse as to an additional 12 months of shares, as of the date of termination. If a successor entity assumes or substitutes all outstanding awards and a participant who has been with us for less than one year is terminated without cause within 12 months following the change of control, then any assumed or substituted 2006 Plan awards of the terminated participant will vest and become exercisable as to a pro rata number of shares based on the number of months the participant has been employed with us relative to the number of months in the award’s vesting schedule, and any repurchase rights applicable to any shares covered by the awards will lapse as to a pro rata number of shares based on the number of months the participant has been employed with us relative to the number of months in the award’s vesting schedule, as of the date of termination.

Non-Employee Director Stock Unit Grants. Any individual who becomes a non-employee director after this offering will automatically receive an initial grant of restricted stock units under the 2006 Plan covering 5,000 shares of common stock upon being elected to the board of directors. When the shares underlying the stock units vest, the non-employee director will be issued the vested shares in settlement of the stock unit. Initial grants made to our non-employee directors will vest as to 33% of the shares on the first anniversary of the grant date and the balance vesting quarterly over the next two years, so that assuming continued service, the director will be fully vested in the award on the third anniversary of the grant date. On the date of each annual meeting of stockholders, each non-employee director who continues to serve as a non-employee director after our annual stockholder meeting and who has been a non-employee director for at least six months will automatically be granted restricted stock units covering 1,750 shares of common stock under the 2006 Plan. Annual grants made to our non-employee directors will vest at the rate of 25% of the shares each quarter, provided that the non-employee director continues to serve as a director on such dates. In the event of a change in control transaction, all outstanding restricted stock units held by non-employee directors will be accelerated as to 100% of the shares subject to the restricted stock units. The 2006 Plan allows our board of directors to change the type of equity awards granted to non-employee directors from restricted stock units to nonstatutory stock options and to change the vesting terms and number of shares subject to any awards granted to non-employee directors under the 2006 Plan without seeking stockholder approval of such changes.

Amendment and Termination. Our board of directors may amend or terminate the 2006 Plan. However, we will solicit stockholder approval for any amendment to the 2006 Plan to the extent necessary to comply with applicable laws or Nasdaq listing requirements. We will seek stockholder approval to increase the maximum number of shares reserved for issuance under the 2006 Plan, to reduce the minimum exercise prices at which options may be granted under the 2006 Plan, to reprice options or stock appreciation rights or change the class of persons eligible to receive awards under the 2006 Plan. Generally, no action by our board of directors or stockholders may alter or impair any award previously granted under the 2006 Plan without the written consent of the participant.

401(k) Savings Plan

Effective January 1, 1992 and restated March 1, 2005, we established a tax-qualified employee savings and retirement plan. This plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the plan are deductible when made. All employees, except collectively bargained employees, nonresident aliens with no US-source earned income and leased employees, are eligible to participate. Eligible employees may elect to contribute to the plan on a pre-tax basis subject to the Internal Revenue Code’s contribution limits a percentage of their compensation. In addition, each pay period we make a matching contribution in the amount of 50% of each participant’s pre-tax contribution for the pay period, up to 6% of the participant’s eligible compensation. The plan also permits additional discretionary contributions by us on behalf of participants in the plan who have completed 1,000 hours of service during the year and who are employed on the last day of the plan year (December 31), however we currently do not make any discretionary contributions. Employee pretax contributions are fully vested at all times. Company matching and discretionary contributions vest at a rate of 20% per year of service and are fully vested after six years of service.

2006 Management Bonus Plan

Our board of directors adopted our 2006 management bonus plan in June 2006. Participation in the bonus plan is open to qualified executive officers of the company with the title of director or above. The administrator of the bonus plan is our board of directors, although this role may be delegated to the board’s compensation committee. Under the 2006 plan, the administrator may declare an aggregate bonus for Mr. Seubert of up to 70% of his base salary, an aggregate bonus for Mr. Berry of up to 55% of his base salary, and for each other participant an aggregate bonus of up to 40% of that individual’s base salary, subject to the terms and conditions set by the administrator for any particular bonus grant. Of this total declared bonus amount, up to 17.5% is payable quarterly (based on the company’s bookings in the previous fiscal quarter) and up to 30% is payable annually (based on the company’s net income and working capital for the preceding fiscal year).

Principal Stockholders

The following table presents the beneficial ownership of our common stock as of June 30, 2006, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers above; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2006 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on          shares of common stock outstanding as of June 30, 2006 and          shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option. All share figures assume the completion of our reorganization as a “C” corporation and the resulting exchange of all outstanding limited liability company units for shares of common stock, immediately before the closing of this offering, in each case based upon the assumed initial public offering price of our common stock of $        , which is the midpoint of the range listed on the cover of this prospectus.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is: c/o Applied Precision, Inc., 1040 12th Avenue, Northwest, Issaquah, WA 98027.

	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number	Prior to the offering	After the offering
5% Stockholders

Riverside Fund II, L.P.(1)
Landmark Co-Investment Partners IX, L.P.(2)

Directors and Executive Officers

Ronald C. Seubert(3)
Daniel Berry(4)(5)
Donald Snow(6)
Joseph Ahladis(7)
Joseph J. Victor, Jr(8)
Stephen D. Reichenbach(9)
David L. Belluck(4)(10)
Peter Sorger(11)
John Stewart(12)
Steven B. Kaufman(4)(13)
Frank Witney(14)
Richard P. Fox(15)
All directors and executive officers as a group (12 persons)(16)

*	Less than 1% of Applied Precision’s outstanding common stock.
(1)	Riverside’s address is One Exeter Plaza, Boston, Massachusetts, 02116. The general partner of Riverside is Riverside Partners II, LLC. The managing member of Riverside Partners II, LLC is Paul Craig.
(2)	Landmark’s address is 10 Mill Pond Lane, Simsbury, Connecticut, 06070. The general partner of Landmark Co-Investment Partners IX, L.P. is Landmark Partners IX, LLC. The managing member of Landmark Partners IX, LLC is Landmark Equity Advisors, LLC. The managing member of Landmark Equity Advisors, LLC is Landmark Partners Inc. The managing members of Landmark Partners Inc. are Francisco L. Borges, Timothy L. Haviland, James P. McConnell and Robert J. Shanfield.
(3)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(4)	Each of Messrs. Belluck and Kaufman in their status as employees of Riverside and Mr. Berry in his role as an operating partner of Riverside may be deemed a beneficial owner of stock owned by Riverside. Messrs. Belluck, Kaufman, and Berry each disclaim any beneficial ownership of the stock owned by Riverside.
(5)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(6)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(7)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(8)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(9)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(10)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(11)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(12)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(13)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(14)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(15)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.
(16)	Includes options to purchase shares issuable upon exercise of options exercisable within 60 days after June 30, 2006.

Certain Relationships and Related Transactions

Conversion of LLC and Corporate Reorganization

Before we complete this offering, we will complete a series of transactions to reorganize our corporate structure and to terminate or amend agreements with or among our limited liability company members. These transactions are as follows:

•	Applied Precision Holdings, LLC, a Delaware limited liability company, will be converted into a Delaware corporation through a merger of Applied Precision Holdings, LLC with a wholly-owned subsidiary, Applied Precision, Inc., a Delaware corporation, with Applied Precision, Inc. being the surviving corporation. Holders of the First Senior Preferred membership interests of Applied Precision Holdings, LLC will be repaid in cash in connection with the closing of this offering and holders of the various other classes of membership interests of Applied Precision Holdings LLC will receive shares of common stock of Applied Precision, Inc. in exchange for their units based on the relative rights and preferences of the particular classes of units and the initial public offering price of the common stock offered in this prospectus as follows:

The holders of Second Senior Preferred Units will receive a total of                      shares of our common stock;

The holders of preferred units will receive a total of                      shares of our common stock;

The holders of common units will receive a total of                      shares of our common stock;

The holders of preferred incentive units will receive a total of                      shares of our common stock; and

The holders of common incentive units will receive a total of                      shares of our common stock.

•	Concurrent with the merger of Applied Precision Holdings, LLC into Applied Precision, Inc., AP Stock Company will also merge into Applied Precision, Inc. Messrs. Seubert, Snow and Stewart, the shareholders of AP Stock Company, will receive shares of common stock of Applied Precision, Inc. in exchange for the limited liability company units in Applied Precision Holdings, LLC held by AP Stock Company.

•	Our management agreement with Riverside Partners will be terminated.

•	The Applied Precision Holdings, LLC limited liability company agreement will be terminated.

•	Approximately $7.5 million of the net proceeds from this offering will be used to repay the First Senior Preferred Units amount owed under the limited liability company agreement.

2002 Financing Transaction

In January 2002 we completed a reorganization whereby almost all of our assets (including all of our intellectual property) were transferred from AP Stock Company (or “Old API”) to a new operating company named Applied Precision, LLC, which is a wholly owned subsidiary of Applied Precision Holdings, LLC.

The sole stockholders of Old API are Ronald C. Seubert, our Chief Executive Officer and President and a member of our board, who holds 10,106,400 shares of Old API common stock, Donald Snow, our Vice President for Special Projects and member of our board, who holds 10,000,000 shares of Old API common stock, and John Stewart, a member of our board, who holds 10,000,000 shares of Old API common stock. In exchange for transferring these assets, we issued $10,000,000 of our Second Senior Preferred Units and $5,600,000 of our First Senior Preferred Units to Old API (these securities are described in the subsection below entitled “First and Second Senior Preferred”). Old API currently owns 21,000,000 common units of Applied Precision Holdings, LLC. Old API will merge into the new Applied Precision, Inc. prior the completion of this offering, and the stockholders of Old API will receive shares of our common stock in exchange for the cancellation of their prior equity interests in Old API. For more information on this transaction see the section above titled “Reorganization as a ‘C’ Corporation.”

Immediately following this reorganization in January 2002, we issued 13,500,000 preferred units to Riverside Fund II, L.P., in each case at a purchase price of $1.00 per preferred unit. Each preferred unit provides for a 25% compounded annualized rate of return. On July 19, 2002, Riverside transferred 2,000,000 preferred units to Landmark Co-Investment Partners IX, L. P. for a purchase price of $1.00 per preferred unit. Our directors David L. Belluck and Steven B. Kaufman are also employees of Riverside and Daniel Berry is an operating partner at Riverside.

Issuance of Preferred Units

In 2003 and 2004, our predecessor, APHLLC, issued additional preferred units at a purchase price of $1.00 per unit as follows:

•	March 31, 2003, an aggregate of 60,750 preferred units to Dianne Huff, Phil Curatillo, Ryan Sacco, and Phil Gutry, who were employees of one of our major investors, Riverside Fund II, L. P. (“Riverside”);

•	May 23, 2003, 1,000,000 preferred units to Riverside;

•	June 20, 2003, 50,000 preferred units to Joseph J. Victor, Sr., the father of Joseph J. Victor, Jr., our Senior Vice President, Life Sciences;

•	December 29, 2003, 40,000 preferred units to Joseph J. Victor, Jr., our Senior Vice President, Life Sciences; and

•	March 17, 2004, 25,000 preferred units to Amy Wagner, the sister of Joseph J. Victor, Jr., our Senior Vice President, Life Sciences.

As of June 30, 2006 the liquidation preference for the 14,675,750 preferred units outlined above was $38.8 million and is included in the total liquidation preference amount of $40.2 million disclosed on the June 30, 2006 Consolidated Balance Sheet.

All of the foregoing preferred units will be exchanged for a total of          shares of our common stock immediately before the closing of this offering.

First and Second Senior Preferred Units

In connection with the 2002 financing transaction described above, and pursuant to APHLLC’s second amended and restated limited liability company agreement, we are obligated to make certain payments to our affiliate, AP Stock Company, as set forth on the following table:

Obligation	Date of Issuance	Cumulative Rate of Return	Outstanding Preferred Shares	Return Outstanding at June 30, 2006
First Senior Preferred Units	1/18/02	8.0%	$5,600,000	$1,829,000
Second Senior Preferred Units	1/17/02	11.0	10,000,000	4,675,000

We have paid a total of approximately $293,000 in satisfaction of a portion of the cumulative return on the First Senior Preferred Units. The balance of the accumulated return and the outstanding principal are due and payable on the closing of this offering. The First Senior Preferred Units will be repaid in cash with a portion of the proceeds from this offering and the Second Senior Preferred Units will be exchanged for          shares of our common stock immediately before the closing of this offering. For further information, see “Use of Proceeds.”

AP Stock Company Stock Option Repurchase Program

Between December 15, 2004 and January 7, 2005 we instituted a Stock Option Repurchase Program. Pursuant to this program, we repurchased options to purchase 1,884,276 shares of the common stock of our predecessor, AP Stock Company held by our employees for an aggregate purchase price of $394,484. The participants in this program included Joseph Ahladis (our Senior Vice President, Semiconductor Division) and Joseph J. Victor, Jr. (our Senior Vice President, Life Sciences), who received $72,719 and $22,530, respectively, in exchange for the cancellation of all their stock options on the same terms and conditions as our other employees. In addition, in connection with this, Mr. Victor received a payment of $50,189. The purpose of this program was to simplify our capital structure and to provide meaningful cash value to our employees for these options. As a result of this program, there are no longer any stock options outstanding under any Old API stock plans.

Operating Expenses of AP Stock Company

Pursuant to APHLLC’s second amended and restated limited liability company agreement, we are obligated to pay the normal and customary out-of-pocket operating costs and expenses incurred in the ordinary course of business of our affiliate, AP Stock Company. The sole shareholders of AP Stock Company are Ronald C. Seubert, our President and Chief Executive Officer and member of our board, Donald Snow, our Vice President of Special Projects and member of our board, and John Stewart, a member of our board. These costs were $43,000 in 2003, $24,000 in 2004, $24,000 in 2005 and $4,000 in the first six months of 2006.

Management Agreement with Riverside

In connection with the January 2002 financing, we entered into a management agreement with an affiliate of Riverside pursuant to which Riverside provides certain management services to us in exchange for an annual management fee of $150,000. We and Riverside agreed that this fee would accrue and become payable upon the occurrence of certain events, including this offering. As of June 30, 2006, we owed Riverside a total of approximately $665,000 under this agreement, all of which will become due and payable upon the closing of this offering. For further information, see “Use of Proceeds.” We also reimburse Riverside’s out-of-pocket costs for expenses incurred while performing services for us under the management agreement which average less than approximately $5,000 per quarter. In addition, in connection with our reorganization as a “C” corporation, we have agreed to reimburse the reasonable fees and expenses of counsel incurred by Riverside.

Related Party Indebtedness

In 2003 to 2005, we borrowed an aggregate of $1,032,000 from Lakeside Management Financial, LLC, an entity affiliated with certain of our officers and directors as set forth below. The original loan of $522,000 has an interest rate of 9.0% and $80,340 in principal remains outstanding as of June 30, 2006. The remaining principal balance of $447,500 has an interest rate of 12.0%, all of which is currently outstanding. The indebtedness to Lakeside is subordinate to our credit facilities with Silicon Valley Bank and at June 30, 2006, the outstanding principal balance was $527,840. We anticipate repaying this amount with the proceeds of this offering. For further information, see “Use of Proceeds.” The following officers and directors are certain of the members of Lakeside: Ronald C. Seubert, Donald Snow, Joseph Ahladis, Joseph J. Victor, Jr. In addition, Bruce Holdren, our former Chief Financial Officer, is a member of Lakeside. Mr. Seubert currently holds 49% of the total capital of Lakeside.

In March 2003, we borrowed $300,000 from Mr. Seubert at an annual interest rate of 9.0%. As of June 30, 2006, the outstanding principal and accrued interest was $309,000. We anticipate repaying this amount with the proceeds of this offering. For further information, see “Use of Proceeds.”

In October 2002, we borrowed $225,000 from Old API at an annual interest rate of 12%. As of June 30, 2006, the outstanding principal and accrued interest was $292,000. We anticipate repaying this amount with the proceeds of this offering. For further information, see “Use of Proceeds.”

RapidFab, LLC

RapidFab LLC, or RapidFab, provided machine shop services, with virtually all of RapidFab’s activity conducted for our benefit. RapidFab was created to help us reduce the manufacturing costs we were incurring for machine shop services. In December 2003 however, we did not have the financial resources to acquire the needed equipment and personnel to bring machining in-house. To provide the benefit we felt we needed, RapidFab was formed on December 8, 2003 by Ronald C. Seubert (our Chief Executive Officer), Bruce Holdren (our former Vice President and Chief Financial Officer), Joseph Ahladis (our Senior Vice President, Semiconductor Division), Joseph J. Victor, Jr. (our Senior Vice President, Life Sciences), Joseph J. Victor Sr. (the father of Joseph J. Victor, Jr.), and Michael Trezona (who has no relationship with us other than through RapidFab). Each of these individuals owns one-sixth (1/6) of RapidFab.

In January 2004 we began purchasing machine shop services from RapidFab and purchased $221,000 and $302,000 in goods and services during the years ended December 31, 2004 and 2005, respectively, at prices we believed to be equal to or better than prices we could have received from third party vendors. In addition to services from RapidFab, we also purchased machine shop services from the third party vendors we had conducted business with prior to the formation of RapidFab.

Due to the fact that our management held a controlling interest in RapidFab, it was considered a Variable Interest Entity, or VIE, under the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was amended by FIN 46R (collectively “FIN 46”). Accordingly RapidFab has been included in our consolidated financial statements for the year ended December 31, 2005. The cumulative effect of a change in accounting principle related to the consolidation of RapidFab beginning on January 1, 2005 was not material.

In April 2006, we entered into an asset purchase agreement with RapidFab where we paid RapidFab $84,000 to acquire the assets of RapidFab and brought the machining services in-house. We accounted for this as follows: $15,000 was attributed to the acquisition of property and equipment (reflecting the book value of the equipment acquired), $40,000 was attributed to a reduction in long term liabilities (reflecting the accrued minority interest), and $29,000 was treated as a dividend (reflecting the balance). RapidFab ceased operations after the purchase. RapidFab ceased to be considered a VIE for us on the date of asset acquisition. RapidFab’s results have been consolidated within the respective statement of operations through the date of asset acquisition. These assets are not sufficient to meet all of our machining requirements and we will continue to purchase services from third party suppliers.

Sales to the Massachusetts Institute of Technology

In 2005 and through June 30, 2006, we have sold an aggregate of $308,134 of our products to the Massachusetts Institute of Technology at our standard prices. Dr. Peter Sorger, who is a member of our board of directors, approved these purchases, in accordance with MIT’s procurement policies, in his capacity as principal investigator on several federal grants that are administered through MIT’s Computational and Systems Biology Program.

Indemnification Agreements

We plan to enter into indemnification agreements with our executive officers and directors for the indemnification of and advancement of expenses to such persons to the fullest extent permitted by law. We also intend to enter in these agreements with our future directors and executive officers. For a description of limitations of liability and certain indemnification agreements with respect to our directors and officers, see “Management—Limitation of Liability and Indemnification Matters.”

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of          shares of common stock, $0.001 par value and          shares of preferred stock, $0.001 par value. The discussion in this section assumes the reorganization of Applied Precision Holdings, LLC in Delaware prior to completion of the offering and the resultant exchange of all outstanding limited liability company units for shares of our common stock. For more information on this reorganization, see “Reorganization as a ‘C’ Corporation.”

General

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to          million shares of common stock, par value $0.001 per share, and          million shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of         , 2006,          shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. As of         , 2006, we had          common stockholders of record.

Immediately after the closing of this offering, we will have approximately          shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options to acquire          additional shares of common stock.

The description below gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws and is qualified in its entirety by reference to these documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock being offered may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of          million shares of preferred stock in one or more series. Each series of preferred stock will have the rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors determines. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

As of         , 2006 we had outstanding one warrant that expires on August 25, 2014 to purchase          shares of common stock at a purchase price of          per share, which was issued to Silicon Valley Bank in connection with the establishment of our revolving bank credit facility described in the section above entitled “Use of Proceeds—Liquidity and Capital Resources—Lines of credit.”

Registration Rights

We and certain holders of our common stock, including Ronald C. Seubert, Donald Snow, John Stewart, Riverside Fund II, L.P., and DRW Venture Partners LP entered into a registration rights agreement, dated January 18, 2002 as amended September 13, 2004. Landmark Co-Investment Partners IX, LP and Silicon Valley Bank became parties to the agreement in September 2004. This registration rights agreement provides these holders with customary demand and piggyback registration rights with respect to the shares of common stock held by them. According to the terms of the registration rights agreement, the holders of          shares of our common stock have registration rights.

Demand registration. The holders of registration rights may require us to register their shares with the SEC for resale to the public beginning 180 days after the date when any of our common stock is registered under the Securities Act. To demand such a registration, holders who hold together an aggregate of at least 10% of the shares having registration rights must request that we file a registration statement to register shares for an aggregate offering price of at least $10 million before underwriting discounts and commissions. We are not required to effect more than four demand registrations. We have currently not effected, or received a request for, any demand registrations.

Piggyback registration. If we file a registration statement for a public offering of any of our securities solely, other than a registration statement relating to our employee benefit plans or a registration statement relating to shares to be sold under Rule 145, the holders of registration rights will have the right to include their shares in the registration statement.

Form S-3 registration. At any time after we become eligible to file a registration statement on Form S-3, holders of shares of common stock having registration rights may require us to file a Form S-3 registration statement. We are obligated to file only one Form S-3 registration statement in any six-month period. Furthermore, the aggregate offering price of the securities requested to be sold under the Form S-3 must be at least $2,000,000.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and selling commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

Effect of Certain Provisions of our Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute and Washington Law

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any majority-owned subsidiary that involves an interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Washington Anti-Takeover Statute. The laws of the State of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B. 19 of the Washington Business Corporation Act, or the WBCA, generally prohibits a target corporation, with certain exceptions, from engaging in certain significant business transactions with an acquiring person for a period of five years after the acquiring person first became an acquiring person, unless the transaction or the purchase of shares by the acquiring person is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became an acquiring person. An acquiring person is generally a person or group of persons who beneficially owns 10% or more of the voting securities of the target corporation. Prohibited significant business transactions include, among other things:

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation;

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares of the target corporation; and

•	allowing the acquiring person to receive disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

A target corporation includes a foreign corporation if:

•	the corporation has a class of voting shares registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934, as amended;

•	the corporation’s principal executive office is located in Washington;

•	the corporation has either:

•	more than 10% of its stockholders of record resident in Washington;

•	more than 10% of its shares owned of record by Washington residents; or

•	1,000 or more stockholders of record resident in Washington;

•	a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington.

Because a corporation may not opt out of this statute, we anticipate this statute will apply to us. Depending on whether we meet the definition of a target corporation, Chapter 23B. 19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of Applied Precision.

Certificate of Incorporation and Bylaw Provisions

In addition to the Washington and Delaware Anti-Takeover Statutes, some provisions of our amended and restated certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions:

Classified Board of Directors; Removal of Directors

Our board of directors is divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of our board of directors are elected each year. In addition, only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation does not permit our stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may not be called by a stockholder and may only be called by a majority of our board of directors. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

Advanced Notice Requirements for Stockholders Proposals and Directors Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

Stockholder Supermajority Vote Provisions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and bylaws include supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend our bylaws or to amend the provisions of our amended and restated certificate of incorporation relating to our classified board structure.

Nasdaq Global Market Listing

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol “APLI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services, LLC, 520 Pike Street, Suite 1220, Seattle, WA 98101.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, a large number of our outstanding shares of common stock will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that these sales may occur, could depress the prevailing market price of our common stock and limit our ability to raise equity capital in the future.

Upon completion of this offering we will have outstanding an aggregate of          shares of common stock, assuming no exercise of outstanding options prior to completion of this offering (approximately          shares if the underwriters exercise their overallotment option in full). Of the total outstanding shares, the          shares sold in this offering (         shares if the underwriters exercise their overallotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in accordance with Rule 144 of the Securities Act. The Rule 144 holding periods will not commence until consummation of our reorganization, which is described in the section above titled “Reorganization as a ‘C’ Corporation.”

Sales of Restricted Shares

The remaining          shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Substantially all of these shares will be subject to “lock-up” agreements under which the holders have agreed not to offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the completion of this offering. Upon expiration of the lock-up agreements,          shares will become eligible for sale under Rule 701. In addition, of the          shares issuable upon exercise of options to purchase our common stock outstanding as of         , 2006, approximately          shares will be vested and eligible for sale 180 days after the date of this prospectus.

Stock Options

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance of options outstanding or reserved for future issuance under our 2006 equity incentive plan and an option outstanding that was granted outside of our option plan. Based upon the number of shares subject to outstanding options as of         , 2006 and the shares reserved for issuance under our 2006 equity incentive plan, the registration statement on Form S-8 would cover approximately          shares. Shares registered under that registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Registration Rights

After the offering, the holders of          shares of our common stock will be entitled to registration rights. For more information on these registration rights, see “Description of capital stock—Registration rights.”

Rule 144

In general, under Rule 144 as currently in effect, and subject to “lock-up” restrictions, a person who has beneficially owned restricted securities for at least one year and is not an affiliate would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately shares immediately after this offering); or

•	the average weekly trading volume in the common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to the availability of current public information about Applied Precision, Inc. As described above, the Rule 144 holding periods will not commence until consummation of our reorganization.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied. As described above, the Rule 144 holding periods will not commence until consummation of our reorganization.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell his or her shares 90 days after the effective date of this offering, unless otherwise restricted, in reliance on Rule 144, without having to comply with the holding period of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Underwriting

We will enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Cowen and Company, LLC and Canaccord Adams Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Cowen and Company, LLC
Canaccord Adams Inc.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about         , 2006 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of          additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $        , the total proceeds to us will be $        . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Applied Precision, Inc.	$	$	$
Total	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $                    . We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors and substantially all other stockholders have agreed to a 180 day “lock up” with respect to          shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Notice to Non-US Investors

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each representative has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any shares, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of shares to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

Jersey

No regulatory consent or approval has been sought in respect of the offering in Jersey and it must be distinctly understood that the Jersey Financial Services Commission is not responsible for our financial soundness or the correctness of any statements made or opinions expressed in connection with us. The offer of shares is personal to the person to whom this document is being delivered, and an application for the shares will only be accepted from such person. This document is being issued to persons in Jersey in reliance on the Financial Services (Investment Business (Overseas Persons - Exemption)) (Jersey) Order 2001 and accordingly the provisions of the Financial Services (Jersey) Law 1998 do not apply to CIBC World Markets Corp. or any other persons who, in connection with this offer, are dealing with or carrying on other specified investment business with persons in Jersey.

Guernsey (including the islands of Alderney and Sark)

This document relates to a private placement and does not constitute an offer to the public in Guernsey to subscribe for the shares offered hereby. No regulatory consent or approval has been sought in respect of the offering in Guernsey and it must be distinctly understood that the Guernsey Financial Services Commission is not responsible for our financial soundness or the correctness of any statements made or opinions expressed in connection with us. The offer of shares is personal to the person to whom this document is being delivered, and an application for the shares will only be accepted from such person. The offering is only being promoted in or from within Guernsey to persons licensed under the Protection of Investors (Bailiwick of Guernsey) Law, 1987 (as amended), the Insurance Business (Guernsey) Law, 1986 (as amended), the Banking Supervision (Bailiwick of Guernsey) Law, 1994 or the Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law, 2000.

France

Neither this document nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this document nor any other offering material relating to the shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this document may not be made in that Relevant Member State other than the offers contemplated in this document in name(s) of Member State(s) where prospectus will be approved or passported for the purposes of a non-exempt offer once this document has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in name(s) of relevant Member State(s) only required where specific regulatory approvals being sought except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the representatives to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead manager for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section

21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the shares offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;

(d)	a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(f)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(g)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(h)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(i)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(j)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(k)	an entity, other than an entity formed for the purpose of purchasing shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the shares offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this document or any other document relating to the shares offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the shares offered hereby or distribution of copies of this document or any other document relating to the shares offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the shares offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The shares offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this document on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in securities.

United Arab Emirates

By receiving this document, the person or entity to whom it has been issued understands, acknowledges and agrees that this document has not been approved by the U.A.E. Central Bank, the U.A.E. Federal Ministry of Economy and Planning or any other authorities in the U.A.E., nor has CIBC World Markets Corp. received authorization or licensing from the U.A.E. Central Bank, the U.A.E. Federal Ministry of Economy and Planning or any other authorities in the United Arab Emirates to market or sell shares within the United Arab Emirates.

No marketing of any financial products or services has been or will be made from within the United Arab Emirates and no subscription to any shares, financial products or financial services may or will be consummated within the United Arab Emirates. CIBC World Markets Corp. is not a licensed broker or dealer or investment advisor under the laws applicable in the United Arab Emirates and does not advise individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other financial products. Nothing contained in this document is intended to constitute investment, legal, tax, accounting or other professional advice. This document is for your information only and nothing in this document is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

Legal Matters

The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman LLP, Seattle, Washington. The underwriters have been represented by Cooley Godward LLP, Palo Alto, California.

Experts

The financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

I ndex to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Unit Holders of

Applied Precision Holdings, LLC

We have audited the accompanying consolidated balance sheets of Applied Precision Holdings LLC and subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the accompanying index as Schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Applied Precision Holdings LLC and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Seattle, Washington

June 30, 2006

Applied Precision Holdings, LLC and Subsidiary

Consolidated Balance Sheets

(In thousands, except units)

	December 31		June 30, 2006	June 30, 2006 Pro Forma Adjustment(1)
	2004	2005
			(unaudited)	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$206	$6	$4	$
Restricted cash	76	76	76
Accounts receivable, net of allowance	9,179	12,586	13,583
Inventory, net	7,995	10,852	11,636
Prepaid expenses and other current assets	147	671	960

Total current assets	17,603	24,191	26,259
Property and equipment, net	2,151	2,004	2,046
Long term inventory	1,642	943	780
Other assets	1,199	1,351	1,699

	$22,595	$28,489	$30,784

LIABILITIES AND MEMBERS’ EQUITY:
Current liabilities:
Line of credit bank borrowings	$7,076	$7,903	$8,920	$
Accounts payable	3,982	5,361	6,476
Accrued compensation and benefits	1,604	1,896	1,607
Accrued liabilities	1,406	1,823	2,064
Deferred revenue	2,259	1,421	899
Current portion of long-term bank debt	125	1,115	1,252
First Senior Preferred Units	–	–	–		7,429

Total current liabilities	16,452	19,519	21,218		7,429

Long-term bank debt, net of current portion	115	2,000	1,400
Notes payable and other amounts due to related parties	1,217	1,753	1,841
Other non-current liabilities	174	324	276

	17,958	23,596	24,735		7,429

Commitments and Contingencies (Note 12)

Members’ Equity:
First Senior Preferred units; 5,600,000 units authorized, issued and outstanding (liquidation preference of $6,757, $7,205 and $7,429, including accrued distributions)	6,757	7,205	7,429		–
Second Senior Preferred units; 10,000,000 units authorized, issued and outstanding (liquidation preference of $13,025, $14,125 and $14,675, including accrued distributions)	13,025	14,125	14,675		–
Preferred units; 15,225,750 units authorized, issued and outstanding (liquidation preference of $28,809, $36,011 and $40,225)	12,864	12,864	12,864		–
Preferred Incentive units; 500,000 units authorized, 0,0 and 420,000 issued and outstanding	–	–	–		–
Common Incentive units; 1,100,000 units authorized, 0, 15,000 and 632,970 issued and outstanding	–	–	–		–
Common units; 21,000,000 units authorized, issued and outstanding	–	–	–		–
Contributed capital	(19,054)	(19,049)	(18,705)		8,834
Accumulated deficit	(8,955)	(10,252)	(10,214)		(10,214)

Total Members’ Equity (Deficit)	4,637	4,893	6,049		(1,380)

	$22,595	$28,489	$30,784

(1)	The June 30, 2006 pro forma Consolidated Balance Sheet reflects the reclassification of the First Senior Preferred units, from members’ equity to a current liability. As discussed in Note 2, an initial public offering constitutes an event which requires the payment of the First Senior Preferred in cash. The Second Senior Preferred units and Preferred units convert to common stock in the conversion to a “C” corporation, which will occur concurrent with the initial public offering. The allocation, resulting from the conversion to a “C” corporation, between common stock and contributed capital for the Second Senior Preferred units and Preferred units will be determined based on the initial public offering valuation. For pro forma purposes, the entire amount has been allocated to contributed capital.

See notes to consolidated financial statements.

Applied Precision Holdings, LLC and Subsidiary

Consolidated Statements of Operations

(In thousands, except unit and per unit amounts)

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2005	2005	2006	2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$25,552	$33,938	$45,677	$10,747	$13,704	$20,392	$26,815
Cost of goods sold	14,016	17,843	25,532	5,884	7,610	10,653	15,172

Gross profit	11,536	16,095	20,145	4,863	6,094	9,739	11,643

Operating Expenses:
Selling, general and administrative (includes related party management fees of $150, $150, $150, $38, $38, $75 and $75)	7,974	9,565	12,168	2,805	3,509	5,684	6,740
Research and development	4,613	5,075	6,312	1,492	1,733	3,020	3,423

	12,587	14,640	18,480	4,297	5,242	8,704	10,163

Income (loss) from operations	(1,051)	1,455	1,665	566	852	1,035	1,480
Interest expense (includes related party interest of $67, $70, $107, $26, $31, $45 and $62)	(694)	(742)	(1,083)	(298)	(332)	(523)	(635)
Write-off of deferred offering costs	–	(407)	(307)	–	–	–	–

Net income (loss)	(1,745)	306	275	268	520	512	845
Accrued Distributions on First and Second Senior Preferred units	(1,548)	(1,548)	(1,548)	(387)	(387)	(774)	(774)

Net income (loss) attributable to holders of common units	$(3,293)	$(1,242)	$(1,273)	$(119)	$133	$(262)	$71

Basic and diluted net income (loss) per unit attributable to holders of common units	$(0.16)	$(0.06)	$(0.06)	$(0.01)	$0.01	$(0.01)	$0.00

Weighted average units used in computing basic net income (loss) per unit attributable to holders of common units	21,000,000	21,000,000	21,000,000	21,000,000	21,794,981	21,000,000	21,415,101
Weighted average units used in computing diluted net income (loss) per unit attributable to holders of common units	21,000,000	21,000,000	21,000,000	21,000,000	22,397,634	21,000,000	22,397,634

Pro forma Information—See Note 3

See notes to consolidated financial statements.

Applied Precision Holdings, LLC and Subsidiary

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,745)	$306	$275	$512	$845
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:
Depreciation and amortization expense	1,193	1,174	1,312	599	585
Write-off of deferred offering costs	–	407	307	–	–
Changes in operating assets and liabilities:
Accounts receivables	(439)	(1,024)	(3,407)	(1,579)	(997)
Inventories	1,506	(1,470)	(2,007)	(1,637)	(736)
Prepaid expenses and other current assets	(64)	254	(524)	(116)	(247)
Accounts payable	41	1,048	1,379	739	1,170
Accrued compensation and benefits	(123)	432	292	(231)	(289)
Accrued liabilities	(3)	449	251	131	254
Deferred revenue	354	(735)	(582)	289	(522)
Other amounts due related parties	150	150	150	84	75
Other	(47)	(298)	64	108	(32)

Net cash provided (used) by operating activities	823	693	(2,490)	(1,101)	106

Cash flows from investing activities:
Payment for property, plant and equipment	(911)	(1,895)	(1,138)	(267)	(495)
Restricted cash	25	(1)	–	–	–
Payments for other assets and investments	(235)	(283)	(99)	(57)	(422)

Cash used by investing activities	(1,121)	(2,179)	(1,237)	(324)	(917)

Cash flows from financing activities:
Borrowings on long-term debt	–	250	3,000	–	–
Principal payments on long-term debt	(562)	(10)	(125)	(63)	(463)
Borrowings on line of credit, net of repayments	(1,438)	2,275	827	1,163	1,017
Payment of loan extension costs	–	(294)	(209)	(7)	(14)
Issuance of preferred units, net of issuance costs	1,152	56	–	–	–
Proceeds from exercise of options	–	–	5	–	344
Proceeds from borrowings from related parties	822	450	360	360	–
Repayments of borrowings from related parties	(201)	(604)	–	–	–
Distributions to affiliates	(43)	(24)	(24)	(13)	(33)
Payment of deferred financing costs	–	(407)	(307)	(193)	(42)

Net cash provided (used) by financing activities	(270)	1,692	3,527	1,247	809

Net increase (decrease) in cash and cash equivalents	(568)	206	(200)	(178)	(2)
Cash and cash equivalents at beginning of year	568	–	206	206	6

Cash and cash equivalents at end of year	$0	$206	$6	$28	$4

Supplemental disclosures of cash flow Information
Cash paid for interest	$454	$539	$894	$425	$473
Supplemental disclosures of non-cash flow information
Accrued dividends on Senior Preferred units	$1,548	$1,548	$1,548	$774	$774

See notes to consolidated financial statements.

Applied Precision Holdings, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity

(In thousands)

Description	First Senior Preferred Units	First Senior Preferred Amount	Second Senior Preferred Units	Second Senior Preferred Amount	Preferred		Preferred Incentive Units	Common Incentive Units	Common Units	Contributed Capital	Accumulated Deficit	Total Member’s Equity
					Units	Amount
Balance at January 1, 2003	5,600	$5,861	10,000	$10,825	14,000	$11,600	—	—	21,000	$(19,054)	$(4,353)	$4,879
Issuance of Preferred units, net of issuance costs					1,161	1,176						1,176
Accrued distributions on Senior Preferred Units		448		1,100							(1,548)	–
Other cash distributions to members											(43)	(43)
Net loss											(1,745)	(1,745)

Balance at December 31, 2003	5,600	6,309	10,000	11,925	15,161	12,776	—	—	21,000	(19,054)	(7,689)	4,267
Issuance of Preferred units, net of issuance costs					65	56						56
Accrued distributions on Senior Preferred Units		448		1,100							(1,548)	–
Other cash distributions to members											(24)	(24)
Issuance of warrants to acquire 40,000 Preferred units						32						32
Net income											306	306

Balance at December 31, 2004	5,600	6,757	10,000	13,025	15,226	12,864	—	—	21,000	(19,054)	(8,955)	4,637
Issuance of restricted units								15		5		5
Accrued distributions on Senior Preferred Units		448		1,100							(1,548)	–
Other cash distributions to members											(24)	(24)
Net income											275	275

Balance at December 31, 2005	5,600	7,205	10,000	14,125	15,226	12,864	—	15	21,000	(19,049)	(10,252)	4,893
Issuance of restricted units (unaudited)							420	618		344		344
Accrued distributions on Senior Preferred Units (unaudited)		224		550							(774)	–
Other cash distributions to members (unaudited)											(33)	(33)
Net income (unaudited)											845	845

Balance at June 30, 2006 (unaudited)	5,600	$7,429	10,000	$14,675	15,226	$12,864	420	633	21,000	$(18,705)	$(10,214)	$6,049

See notes to consolidated financial statements.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business and Segments. Applied Precision Holdings, LLC (“APHLLC”) and its wholly-owned subsidiary, Applied Precision LLC (“APLLC”) (together, the “Company”) was formed in the State of Delaware as a limited liability company and is headquartered in the State of Washington. The Company designs, develops, manufactures, markets and supports advanced automated metrology, inspection, imaging and analysis equipment for the semiconductor and life sciences industries. The Company applies its proprietary technology to develop products for markets where nanometer-level precision motion control, repeatability and resolution, as well as high speed image processing and data analysis capabilities, are critical. The Company has two reportable segments, Semiconductor and Life Sciences. In the Semiconductor segment, the Company provides precision wafer probe card metrology systems and wafer probing process monitoring tools, which enable semiconductor device manufacturers to improve production yields and reduce production costs. In the Life Sciences segment, the Company provides advanced precision optical imaging systems, microarray readers, and high content imaging and analysis systems for advanced healthcare research, drug discovery and diagnostic applications. All equipment is designed, developed and manufactured at the Company’s facility in Issaquah, Washington, a suburb of Seattle.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and other factors. In addition, these estimates may change as new events occur, additional information becomes available, or operating environments change. Actual results could differ from those estimates. Significant estimates include allowances for doubtful accounts, warranty obligations, write-downs of obsolete and excess inventory and stock-based compensation.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of APHLLC and its wholly-owned subsidiary APLLC. All significant inter-company balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was amended by FIN 46R (collectively “FIN 46”), issued in December 2003. In general, a variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns or both. Based upon the Company’s analysis, the Company has a variable interest in RapidFab LLC, or “RapidFab,” and has determined that the Company is the primary beneficiary. The Company has no direct ownership of RapidFab, however majority ownership and voting rights of RapidFab are held by certain members of management of the Company. Under the guidance of FIN 46, this relationship of the RapidFab owners to the management of the Company qualifies RapidFab as a VIE. RapidFab, which was incorporated in December 2003, provides machine shop services to the Company and all significant activity conducted by RapidFab benefits the Company. For the year ended December 31, 2005, FIN 46 is applicable for any entities considered VIE’s and accordingly the results of RapidFab are consolidated within the respective statement of operations for the year ended December 31, 2005. In April 2006 the Company acquired certain assets of RapidFab for $84,000, hired the sole RapidFab employee and began to perform these machine shop services internally. The Company recorded the assets at net book value with the excess purchase price of $29,000 being classified as a dividend. As RapidFab is no longer conducting business and has no employees, it ceased to be considered a VIE for the Company on the date of asset

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

acquisition. RapidFab’s results have been consolidated within the respective statement of operations in 2006 through the date of asset acquisition. The cumulative effect of a change in accounting principle related to the consolidation of RapidFab beginning January 1, 2005 was not material. For the year ended December 31, 2004, FIN 46 is applicable only for entities created after December 31, 2003. In accordance with FIN 46, RapidFab was not considered a VIE for the year ended December 31, 2004, and is therefore not included in the December 31, 2003 or 2004 financial statements.

Unaudited Interim Financial Statements. The accompanying consolidated balance sheet as of June 30, 2006, the consolidated statements of operations for the three and six months ended June 30, 2005 and 2006, and the consolidated statement of cash flows and statement of changes in members’ equity for the six months ended June 30, 2005 and 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the interim periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the three and six months ended June 30, 2005 and 2006 are also unaudited. The results for the three and six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any future year.

Cash and Cash Equivalents. Cash and cash equivalents include cash held by depository institutions and short-term investments with original maturities of three months or less. Cash equivalents are recorded at cost, which approximates fair value. At times, balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash. Restricted cash is cash deposited in a separate bank account, which is pledged as collateral for the Company’s credit card facility.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts when management estimates collectibility to be uncertain. Accounts receivable are continually reviewed to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, the Company considers, current economic and industry conditions, relationships with each significant customer, overall customer credit-worthiness and historical experience. The allowance for doubtful accounts was approximately $127,000 and $201,000 at December 31, 2004 and 2005, respectively and $274,000 (unaudited) at June 30, 2006.

Inventory. Inventory is valued at the lower of cost or market computed on a first-in, first-out basis. Costs included in inventory consist of materials, labor and manufacturing overhead, which are related to the purchase or production of inventory. Inventory includes demonstration equipment, a tool used in the sales process, whereby customers are allowed to use the equipment prior to making a purchasing decision. Demonstration equipment is sold to customers in the normal course of business. Demonstration equipment is recorded at the lower of cost less a usage allowance or market. The Company writes-down estimated obsolete and excess inventory based on estimates regarding future product life cycles, demand and market conditions as well as other factors. Inventory that is not anticipated to be consumed within the next twelve months is classified as long term.

Property and Equipment. Property and equipment are stated at the lower of cost less accumulated depreciation or net realizable value. Additions, leasehold improvements and major replacements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statement of Operations. Depreciation for financial reporting purposes is computed using the straight-line method based on estimated useful lives of three to five

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

years for computer equipment and software, and five to seven years for machinery and equipment and furniture and fixtures. Leasehold improvements are amortized over the shorter of estimated lives of the assets or remaining terms of leases. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets. In accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets, including, but not limited to, property and equipment, patents and other assets, for impairment annually or whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets is assessed for impairment by evaluating operating performance and future undiscounted cash flows of the underlying assets. If the sum of the expected future cash flows of an asset, is less than its carrying value, an impairment measurement is required. Impairment charges are recorded to the extent that an asset’s carrying value exceeds fair value. Accordingly, actual results could vary significantly from such estimates. There were no impairment charges during the periods presented.

Patents and Trademarks. Costs incurred in connection with patent and trademark applications, including legal fees, patent and trademark fees, are capitalized and amortized over an estimated economic life of the patent or trademark, generally ten years, commencing upon the grant date. Costs subsequent to grant date are expensed as incurred.

Write-off of Deferred Offering Costs. During 2004 and 2005, the Company deferred specific incremental legal and other professional fees and related costs incurred directly in connection with a proposed offering of equity securities. These costs incurred and deferred totaled $407,000 and $307,000 in 2004 and 2005, respectively, and would have been charged against the gross proceeds of the offering upon closing. Due to delays in the offering as a result of, among other things, market conditions, the Company expensed these deferred offering costs of $407,000 and $307,000 during the years ended December 31, 2004 and 2005, respectively.

Concentration of Credit Risk. The Company does not believe there is a material credit risk beyond that provided for in the consolidated financial statements in the ordinary course of business.

Derivative Financial Instruments. The Company makes use of foreign exchange contracts to cover some transactions denominated in foreign currencies. The Company follows Statement of Financial Accounting Standards No. 133, as amended (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. All derivatives, whether designated as hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designed as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Fair Value of Financial Instruments. The Company’s financial instruments consist of cash, accounts receivable, accounts payable, line of credit debt, amounts payable to related parties and long-term debt. Except for long-term debt and amounts payable to related parties, the carrying amounts of financial instruments approximate fair value due to their short maturities. The fair values of long-term debt are not materially different from their carrying amounts, as their interest rates are tied to market rates available to the Company for similar arrangements. The fair value of amounts payable to related parties approximates the recorded amount as such amounts reflect terms available on the open market.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Product Warranties. Products are warranted to be free from material defects for a period of one year from the date of installation. In addition, a customer may purchase an extended warranty contract. Warranty obligations are limited to the repair or replacement of products. The Company’s warranty accrual is reviewed quarterly by management for adequacy based upon recent shipments and historical warranty experience. Credit is issued for product returns upon receipt of the returned goods, or, if material, at the time of notification and approval.

Income Taxes. APHLLC and its wholly owned subsidiary are limited liability companies, as is RapidFab. As such, taxable income or loss is included in the tax returns of the members and no tax expense or benefit has been recorded in the Company’s financial statements. The Company’s predecessor company, referred to as Old API, was a Subchapter S corporation, and similarly, was also not taxed separately, but rather at the shareholder level.

See Note 3 for a discussion of tax implications of a proposed conversion to a “C” corporation.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collection of the related receivable is reasonably assured. Delivery terms are generally FOB shipping point, typically the Company’s facility. The Company recognizes revenue for products sold based on meeting published specifications and when title transfers, typically upon shipment. Revenue from sales of products which include different or additional customer specifications is recognized on the later of customer acceptances or when title transfers. Revenue from sales of product with acceptance provisions is recognized when such acceptances are obtained.

The Company sells both direct to end users as well as through a network of distributors. The Company does not utilize long term purchase contracts, rather all purchases, whether from end users or distributors, are based on an individual purchase order. For some of its customers and distributors, the Company has entered into long term pricing agreements, generally with terms of 12 months, which establish specific purchase prices for the length of the agreement. The level of discount in the long term pricing agreement is negotiated on a case by case basis, as opposed to a standard discount policy. None of these agreements involve fixed obligations to purchase equipment. The Company does not utilize stocking distributors, however the Company does supply one customer through an OEM relationship. Distributors generally submit a purchase order after they have received a purchase order from the end customer, and the Company usually ships the equipment directly to the end user. The Company utilizes standard terms and conditions on purchase orders accepted by the Company, with no special refund rights or bill and hold transactions afforded to distributors or customers. Revenue is recognized net of discounts agreed to.

Installation of Company products is generally regarded as perfunctory, in part because such products typically operate in a stand-alone mode, are not integrated or combined with other equipment, and do not require customization after shipment. Installation of Company products can be performed by third parties, and distributors sometimes perform installations. In accordance with EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables,” installation and customer training have been identified as a separate unit of accounting. The Company defers the portion of the sale price represented by the fair value of installation and training services, which is based on billable hourly rates and the estimated time to complete the service. Installation and training revenue is recognized upon completion of installation and training.

As part of its life sciences sales process, the Company allows potential customers to test the equipment through the use of Company owned demonstration equipment. As a matter of practice, the Company will sell this demonstration equipment to an end user. The purchase price of this demonstration equipment is less than the list price as the equipment is not new, and the purchase price is negotiated on a sale-by-sale basis, not according to a standard schedule.

Shipping revenues and expenses are recorded in revenue and costs of goods sold, respectively.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Cost of Sales. Cost of sales includes direct and indirect costs associated with the manufacture, installation and service of the Company’s products. Direct costs include material and labor, while indirect costs include, but are not limited to, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and other costs of our distribution network.

Advertising Costs. Advertising costs are expensed as incurred. Advertising expense was $238,000, $301,000 and $370,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Research and Development. Research and development costs, which are comprised primarily of payroll and related costs, are expensed as incurred.

Stock-Based Compensation. At December 31, 2005 the Company had two option plans, both created in 2005 and described in Note 10. Prior to January 1, 2006, the Company accounted for equity-based compensation using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees (“APB 25”). Under APB 25, when options are issued with an exercise price equal to the market price of the underlying equity price on the date of grant, no compensation expense is recognized. Similarly, the Company followed the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), which requires disclosure of certain pro forma operating results information as if the Company had applied the fair value recognition provisions of SFAS 123.

The following table illustrates the effect on net loss per unit if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended December 31, 2005	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
		(unaudited)
Net income (loss) attributable to holders of common units as reported	$(1,273)	$(119)	$133	$(262)	$71
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of tax related effects	(133)	(112)	(11)	(112)	(21)

Pro forma net income (loss) attributable to holders of common units	(1,406)	(231)	122	(374)	50
Income (loss) per unit—basic and diluted:
As reported	$(0.06)	$(0.01)	$0.01	$(0.01)	$0.00
Pro forma	$(0.07)	$(0.01)	$0.01	$(0.02)	$0.00

The per share weighted average fair value of 1,533,600 unit options granted during 2005 was approximately $0.13 on the date of grant using the Black Scholes option-pricing model with the following assumptions: 0% expected dividend yield; risk free interest rate of 4.3%; expected volatility of 48%; and expected option life of 4.5 years. There was no pro forma stock-based compensation expense during the three months ended March 31, 2005 as the initial grant of options under these plans occurred in April 2005.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Net income (loss) attributable to holders of common units per unit. Basic income (loss) per common unit represents net income (loss) available to holders of common units divided by the weighted average number of units outstanding during the period. Diluted income (loss) per common unit represents the net income (loss) available to common units divided by the weighted average number of units outstanding including the potentially dilutive impact of unit options, where appropriate. There were 0, 0 and 957,400 potentially dilutive common units from stock options and 0, 40,000 and 85,500 potentially dilutive warrants which have been excluded from the diluted weighted average shares denominator for 2003, 2004 and 2005, respectively, as the effect would be anti-dilutive. There were 1,331,300 (unaudited) potentially dilutive common units from stock options and 85,500 (unaudited) potentially dilutive warrants which have been excluded from the diluted weighted average shares denominator for both the three and six months ended June 30, 2005, respectively, as the effect would be anti-dilutive.

Recent accounting pronouncements. In December 2004, the FASB issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement No. 123 and supersedes APB Opinion No. 25, and is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company adopted the provisions of SFAS 123R beginning January 2006. As the Company was not publicly traded as of January 1, 2006, the prospective transition method of SFAS 123R is to be used. The prospective transition method requires the Company to value options granted after January 1, 2006 under the fair value method and expense the fair value over the option’s vesting period. There is no charge to the income statement for unvested options granted prior to January 1, 2006. In addition to the recognition of future expense in the financial statements, under SFAS 123R, any excess tax benefits received upon exercise of options will be presented as a financing activity in the statement of cash flows. The adoption of SFAS 123R will result in future recognition of non-cash share-based compensation expense for options granted after January 1, 2006 and, accordingly will decrease net income in amounts which likely could be considered material.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of this statement did not have a material effect on the Company’s financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which replaces the exception from fair value measurement for nonmonetary exchanges of similar productive assets, with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. This statement is to be applied prospectively and is effective for nonmonetary asset exchanges occurring after June 15, 2005. Adoption of this statement did not have a material effect on the Company’s financial condition or results of operations.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Statement No. 154 is effective for accounting changes and

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of the provisions of this statement did not have a material effect on the Company’s financial condition or results of operations.

In June 2005, the FASB issued FSP No. SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” that provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations associated with the European Directive 2002/96/EC on Waste Electrical and Electronic Equipment. The Company adopted SFAS 143-1 during the three months ended June 30, 2005. The adoption of SFAS 143-1 did not have a material effect on the Company’s financial statements. Due to the fact that several major EU-member countries have not yet enacted country-specific laws, the Company cannot estimate the effect of applying this guidance in future periods.

In March 2005, the FASB issued FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations, which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations,” to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets, such as a plant or factory, when an asset retirement depends on a future event. The Company adopted this interpretation in the first quarter of 2006. The adoption of this interpretation did not have a material effect on the Company’s financial condition or results of operations.

Note 2—Reorganization and corporate structure

Reorganization. During 2002 the Company and its predecessor entity underwent a reorganization and sold certain equity securities to Riverside Fund II, L.P., “Riverside,” and DRW Venture Partners LP, “DRW,” and as a result of these transactions the new investors’ collective Preferred Unit ownership interest in APHLLC was 40% and Old API owned Common Units was 60%, in addition to Old API ownership of the First and Second Senior Preferred Units of $5.6 million, and $10 million, respectively, which were accounted for as a reduction in contributed capital. No gain or loss was recognized by Old API on the asset transfer, liability assumption, or issuance or sale of equity securities by APHLLC, as the transaction did not result in a new basis of accounting for assets and liabilities for tax or financial reporting purposes.

Following the close, APHLLC formed a wholly-owned subsidiary, Applied Precision, LLC, “APLLC,” and APLLC took over all operating activities formerly performed by Old API, including sales, management of the business, payment of expenses, and employment of Old API’s former employees. Effective January 18, 2002, Old API changed its name to AP Stock Co. (“AP Stock”).

Corporate Structure—The Company is obligated to make monthly distributions to holders of First Senior Preferred Units and Second Senior Preferred Units. Such distributions accrue if not paid and are payable when cash flow from operations is sufficient to do so. The First Senior Preferred Units, which have a face value liquidation preference of $5.6 million, are entitled to a cumulative distribution of 8%, and APHLLC is required to repurchase the units whenever APHLLC has sufficient liquidity to do so, as defined in the limited liability corporation, “LLC” agreement. The First Senior Preferred Units are classified as equity on the Consolidated Balance Sheets as there is no fixed or determinable date for payment and there is not an event certain, in the future that will provide sufficient liquidity to pay off the First Senior Preferred units. The Second Senior Preferred Units, which have a face value liquidation preference of $10 million, are entitled to a cumulative distribution of 11% and are not subject to mandatory repurchase.

During each of the years ended December 31, 2003, 2004 and 2005, the Company made no payments on and accrued distributions on First Senior Preferred Units of $448,000. During each of the years ended December 31,

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

2003, 2004 and 2005, the Company made no payments on and accrued distributions on Second Senior Preferred Units of $1.1 million. In accordance with provisions of FAS 150, distributions on First and Second Senior Preferred Units are recorded as an increase in accumulated deficit.

Pursuant to terms of the LLC Agreement, the Company is obligated to distribute to its members 42.5% of taxable net income. As a result of net losses incurred since formation of the LLC, no such tax-based distributions were made or are currently payable. The Company is also obligated to make distributions to AP Stock to cover certain defined expenses of AP Stock. Such distributions were $43,000 and $24,000 and $24,000 during 2003, 2004 and 2005, respectively.

In May 2005, members of the Company unanimously approved an Amended and Restated LLC Agreement (“LLC Agreement”). The LLC Agreement permits the Company to issue Unit Options to its employees, and modifies the priority of liquidation distributions to include option holders. The LLC Agreement also modified some of the liquidation preference percentages to be received by Common Unit holders and Preferred Unit holders in the Third, Fourth, and Fifth tiers as described below. The LLC Agreement also provides that, upon the occurrence of an initial public offering of the Company’s securities, the Company will convert from an LLC to a “C” corporation under the Internal Revenue Code, with the number of common shares in the new corporation determined based upon the formula for sharing proceeds of liquidation under the agreement. Holders of First Senior Preferred would be paid in cash for their units plus accrued interest from offering proceeds. Holders of Second Senior Units would convert into common shares of the new corporation, based upon the liquidation formula.

Liquidation Preference. In the event of liquidation of the Company, the priority of distributions after payment of all liabilities is as follows:

•	First, to holders of First Senior Preferred Units, until they have received $1.00 per unit plus any unpaid accrued distributions at the rate of 8% per year;

•	Second, to holders of Second Senior Preferred Units, until they have received $1.00 per unit plus any unpaid accrued distributions at the rate of 11% per year;

•	Third, to holders of Preferred Units until they have received $1.00 per unit;

•	Fourth, 10% to holders of Common Units and 90% to holders of Preferred Units until holders of Preferred Units have received a compound annual return of 12.5%;

•	Fifth, 8% to holders of Common Units, 20% to holders of Preferred Incentive Units (subject to certain limitations), and 72% to holders of Preferred Units until holders of Preferred Units have received a compound annual return of 25% (including amounts distributed in clause Four above);

•	Sixth, to holders of Common Incentive Units until holders of Common Incentive Units have received an amount equal to the amount previously distributed to holders of Preferred Incentive Units, and then to the holders of Preferred Incentive Units and Common Incentive Units pro rata until these holders have received a total amount (including prior distributed amounts) equal to 50% of the aggregate amount previously distributed to the holders of Preferred Units;

•	Seventh, 7.5% to holders of Preferred Units, 25% to holders of Common Incentive Units and Preferred Incentive Units on a pro rata basis, and 67.5% to holders of Common Units until holders of Common Units have received a total (including prior distributed amounts) equal to $1.00 per Common Unit plus prior amounts distributed to holders of Preferred Units in clauses Four through Six above;

•	Last, 40% to holders of Preferred Units, 35% to holders of Common Units and 25% to holders of Common Incentive Units and Preferred Incentive Units on a pro rata basis.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Note 3—Pro forma Information Related to Conversion to a “C” Corporation

In connection with a proposed public offering of equity securities, upon the closing of such offering, the Company will reorganize its corporate structure which, among other things, will result in the reorganized Company becoming a “C” corporation. As presented in the pro forma information on the Consolidated Balance Sheet, certain of the amounts included in equity become a current liability. In addition, the new “C” corporation will be subject to federal and state income taxes, whereas the Company prior to reorganization is not subject to income taxes. Subsequent to the reorganization, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires that income taxes provide for taxes currently due and expected future tax effects of temporary differences between book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets will be reduced by a valuation allowance when Company management has not determined that realization of such assets is more likely than not.

Tax attributes of the Company prior to reorganization, such as taxable loss and research and development tax credits have been included in the tax returns of the members and accordingly, upon becoming a “C” corporation, the Company has no tax loss or credit carryforwards. To the extent that there are differences in book and tax bases of assets and liabilities, the Company will record deferred tax assets and liabilities upon the date of reorganization. Inasmuch as the Company has reported cumulative losses for income tax purposes for the past three years a full valuation allowance will be recorded against any net deferred tax assets as of the date of reorganization.

The pro forma provision (benefit) for income taxes has been determined based on a federal statutory tax rate of 35% and state tax rate, net of federal benefit, of approximately 1%; however as a result of a cumulative three year loss, the Company would record a full valuation reserve against the loss carryforwards and any tax expense in 2004 and 2005 would be lowered by reductions in the valuation allowance, such that there would be no tax provision for any periods presented. Accordingly, the pro-forma presentation of the Company’s results on the basis as if the Company had been a “C” corporation, of net income (loss), net loss attributable to holders of common units and related loss per unit, would be identical to those as presented on the Consolidated Statements of Operations.

Note 4—Inventory

Inventory consists of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Raw materials	$3,017	$3,520	$4,065
Work in progress	4,774	7,324	6,781
Finished goods	1,212	432	835
Demonstration inventory	634	519	735

Total inventory	9,637	11,795	12,416
Less long-term inventory	(1,642)	(943)	(780)

Inventory–current	$7,995	$10,852	$11,636

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Note 5—Derivative Financial Instruments

The Company has traditionally invoiced its products and services in US Dollars. However during 2005, the Company did accept a contract which was denominated in Euros and anticipates that it will accept a limited number of foreign currency denominated purchase orders in the future. The Company may use derivative instruments to manage exposures to foreign currency risks. The Company’s objective for holding derivatives is to minimize foreign currency fluctuation risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not enter into speculative hedges. Counterparties to the Company’s derivative financial instruments are credit worthy major financial institutions. The Company has not experienced any losses due to counterparty default.

The total notional amount of the single forward exchange contract at December 31, 2005 was $295,000 and expired in March 2006. The Company did not enter into any derivative financial instruments during the years ended December 31, 2003 and 2004. As of December 31, 2005, the Company had no unrealized gains or losses on foreign currency cash flow hedges. Hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings for the year ended December 31, 2005. No fair value hedges or cash flow hedges were derecognized or discontinued for the year ended December 31, 2005.

Note 6—Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Machinery and equipment	$3,720	$3,397	$3,595
Computer equipment and software	1,884	1,535	1,821
Furniture and fixtures	416	419	423
Leasehold improvements	1,048	1,059	1,059

Total cost	7,068	6,410	6,898
Less accumulated depreciation	(4,917)	(4,406)	(4,852)

	$2,151	$2,004	$2,046

Note 7—Patents and Trademarks

Patents and trademarks are included in other assets and consist of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Granted and being amortized	$317	$341	$338
In application process	612	687	757

Total cost	929	1,028	1,095
Less accumulated amortization	(95)	(138)	(154)

	$834	$890	$941

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Patent and trademark amortization was $21,000, $25,000, $43,000 and $16,000 for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively.

For the patents and trademarks that have been granted and are being amortized, the estimated future amortization as of December 31, 2005 is $34,000, $34,000, $33,000, $22,000, $22,000 and $58,000 for the years ending December 31, 2006, 2007, 2008, 2009, 2010 and thereafter, respectively.

Note 8—Bank Borrowings

Bank borrowings consist of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Revolving loan—domestic	$1,900	$977	$2,470
Revolving loan—export	5,176	6,926	6,450

Total line of credit borrowings	$7,076	$7,903	$8,920

Growth capital term loan	$–	$3,000	$2,600
Equipment note payable	240	115	52

Total long-term bank debt	240	3,115	2,652
Less current portion	(125)	(1,115)	(1,252)

Long-term bank debt, net of current portion	$115	$2,000	$1,400

On August 25, 2005 the Company entered into an Amended and Restated Security Agreement with Silicon Valley Bank, (the “Credit Agreement”). The Credit Agreement provides for a revolving credit domestic line of $5 million and a foreign line of credit supported by the Export-Import Bank of the United States of $10 million, however combined borrowings under the domestic and foreign revolving lines are limited to $12.5 million. The Credit Agreement expires in September 2007. In addition, the Credit Agreement provides a $3 million growth capital term loan with interest only payments through March 2006 followed by 30 monthly payments of $100,000 plus interest through August 2008 (or earlier in certain circumstances). Prior to the August agreement, the Company’s credit agreement provided for a maximum $10 million revolving line of credit and no growth capital loan. At December 31, 2005, the Company had borrowed $7.9 million under the revolving credit lines and had available unused lines of credit borrowing capacity in the amount of approximately $4.6 million. At June 30, 2006, the Company had borrowed $8.9 million under the revolving credit lines and had available unused lines of credit borrowing capacity in the amount of approximately $3.6 million

Borrowing availability on the revolving credit lines is based upon percentages of Eligible Accounts Receivable and Eligible Inventory, as defined in the Credit Agreement. Interest on the revolving credit lines are prime plus 1.25% for domestic line borrowings and prime plus 1.0% for export line borrowings, provided however that the rate shall be reduced by 0.5% at such time as, and for so long as, the Company has achieved cumulative year-to-date gross profit projections (during 2005, the Company paid the reduced rates, which were 8% and 7.75%, respectively, at December 31, 2005). Interest on the growth capital loan is at prime plus 1.5%, provided however that the rate shall be reduced by 1.0% at such time as, and for so long as, the Company has achieved cumulative year-to-date gross profit projections. As of the date of the amendment and throughout the rest of 2005, the Company paid the reduced interest rates (7.75% at December 31, 2005). In addition, the Company also pays an unused commitment fee of

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

0.375% on the unused portion of the revolving credit line. Borrowings are collateralized by a pledge of the Company’s accounts receivable, inventory and other assets, and for the growth capital term loan, a guarantee of up to $3 million by the Company’s founders and Riverside. This guarantee is reduced as the Company makes principal payments on the growth capital term loan. Terms of the Credit Agreement require the Company to maintain certain tangible net worth, liquidity and working capital ratios, and limit the Company to certain levels of indebtedness, and limit the Company’s ability to pay distributions. As of December 31, 2005, the Company was out of compliance with its fixed charge coverage ratio, but received a waiver of its covenant compliance requirements. The Company is required to use a lockbox facility under the credit agreement and cash receipts are applied against the revolving line of credit by the directly by the bank. Accordingly, the revolving line of credit is classified as current on the Consolidated Balance Sheets.

In addition to the Credit Agreement, during 2004, the Company borrowed $250,000 from Silicon Valley Bank pursuant to a term loan payable in 24 equal monthly principal installments beginning in December 2004, collateralized by a pledge of certain equipment, with interest at prime plus 1.5% (8.75% at December 31, 2005).

In connection with an amendment to the loan and security agreement in August 2004, the Company issued to Silicon Valley Bank warrants exercisable for 10 years to purchase 40,000 shares of Preferred Units at a per unit price of $1.00 per unit. The Company recorded the estimated fair value of the warrants of $32,000, as loan costs to be amortized over the borrowing period and an increase in contributed capital.

Minimum annual principal payments, as of December 31, 2005 under all debt obligations are $1,115,000 in 2006, $9,103,000 in 2007 and $800,000 in 2008.

Note 9—Related Party Transactions

Amounts due related parties consist of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Management fees payable	$440	$590	$665
Note payable to AP Stock	225	225	225
Note payable to Lakeside	168	528	528
Note payable to member	300	300	300
Other accrued amounts due related parties	84	110	123

	$1,217	$1,753	$1,841

Pursuant to terms of a management agreement entered into in January 2002 in connection with the Recapitalization and LLC Agreement, the Company is obligated to pay Riverside an annual management fee of $150,000. Accrued management fees are payable on a quarterly basis in arrears, provided that such fees are not payable until after the First Series Preferred units are redeemed. The First Senior Preferred units are in turn subordinated to the Company’s credit facility with Silicon Valley Bank. Since the management fee is ultimately subordinate to amounts owed under our credit facility it is classified as long term.

During 2002, the Company borrowed $225,000 from AP Stock pursuant to terms of a note payable due in September 2004, which was extended in 2004 to September 2006. The note bears an interest rate of 12%. Interest is currently accruing and will be paid concurrent upon payment of principal. Regardless of the due date, it is

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

stated in the LLC Agreement that repayment of the note will not occur until after the First Series Preferred units are redeemed. This amount is subordinate to amounts owed under our credit facility and accordingly, is classified as long term.

During 2003, the Company borrowed $522,000 from Lakeside Management Financial, LLC (“Lakeside”), a company owned by certain members of Company management and AP Stock shareholders, pursuant to terms of a note payable. The note was payable in 24 equal principal installments plus interest at 9%, commencing in April 2003. During February and March 2004, the Company borrowed an additional $150,000 from Lakeside pursuant to terms of a note payable, which was payable in 24 equal principal installments plus interest at 12%, commencing in March 2004. Additionally, during 2004, the Company borrowed $300,000 from Lakeside and repaid such borrowings approximately one month later. During 2003 and 2004 the Company made all required principal and interest payments. At the beginning of 2005, the terms of the notes payable to Lakeside were revised to interest only payments, with the principal payments due upon maturity. In 2005 the Company borrowed an additional $360,000, at a 12% interest rate, from Lakeside pursuant to similar terms of the existing notes payable. Under terms of the LLC Agreement, repayment of the notes will not occur until after the First Series Preferred units are redeemed. All amounts due Lakeside are subordinate to amounts owed under our credit facility and accordingly, are classified as long term.

During 2003, the Company borrowed $300,000, bearing interest at 9%, from a member pursuant to terms of a note payable due in September 2004, which was extended in 2004 to September 2006. Terms of the note are interest only until maturity. In 2005 the interest rate was increased to 12%. Under terms of the LLC Agreement, repayment of the notes will not occur until after the First Series Preferred units are redeemed. This amount is subordinate to amounts owed under our credit facility and accordingly, is classified as long term.

AP Stock owns Common Units representing approximately 60% of the Company’s equity units. Prior to formation of the Company, employees of AP Stock participated in stock option plans maintained by AP Stock. After formation of APHLLC, these employees became employees of the Company. The stock option plans of AP Stock allowed these employees to continue to participate in AP Stock option plans if employed by an affiliate of AP Stock. Therefore, certain employees of the Company continued to accrue vesting service credit in AP Stock Co. options while employed by the Company. Options vested ratably over a five-year period expiring ten years from the grant date. Under terms of the Company’s LLC Agreement, the Company was obligated in certain circumstances to reimburse AP Stock for costs incurred by AP Stock to repurchase shares in AP Stock acquired by employees through option exercises. Because the Company received the current benefit of services by these employees, and was obligated to pay for certain stock repurchases, the Company recognized compensation expense in the amount of payments. In December 2004, AP Stock Co. made an offer to all holders of options to acquire AP Stock Co. common stock to purchase all vested options, which was accepted by all option holders. Included in accrued liabilities at December 31, 2004 is $395,000 relating to the Company’s payable to AP Stock for purchase of these options, which was paid in 2005.

In April 2006, the Company entered into an agreement with RapidFab to sub-lease warehouse space for $1,600 per month for a term of 11 months.

Note 10—Stock Options

In 2005, the Company established the 2005 Common Incentive Unit Plan (“the 2005 Common Plan”) and the 2005 Preferred Incentive Unit Plan (“the 2005 Preferred Plan”), collectively “the Option Plans”. Under the 2005 Common Plan, a total of 1.1 million common units were reserved for issuance. Under the 2005 Preferred Plan a

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

total of 500,000 preferred units were reserved for issuance. Under the Plans, the Company is authorized to grant non-incentive options to purchase its preferred or common units to its employees, officers and directors and other persons who provide services to the Company. The board has discretion as to the person to be granted options, the number of units subject to options and terms of option agreements. The Plans provide that options granted shall be exercisable during a period of no more than ten years from the date of grant and generally have a five year vesting schedule for employees and a four year vesting schedule for Board members. Vesting for prior service beginning in January 2002 is provided under the plan. For most individuals, in addition to meeting vesting requirements prior to exercising, options are not exercisable unless there is a change in control or until the Company, or its successor, has a listed security, i.e. publicly traded stock, regardless of vesting levels. For selected individuals, the Company has authorized early exercise of their units, regardless of vesting levels or legal status of the Company (“early exercise”), however; units early exercised can be repurchased, at the sole discretion of the Company, prior to either a change in control or until the Company has a listed security, at the original option price. Units which are obtained through early exercise are not convertible into a listed security i.e. publicly traded stock, until the vesting requirements have been met. The initial grant of options under both plans was April 2005. The Company did not have a unit option plan in place prior to 2005. The options granted pursuant to the Option Plans will become options under the Company’s 2006 Equity Incentive Plan in connection with the offering. The conversion rate will be established as set forth in the LLC Agreement.

The following summarizes the status of the options at December 31, 2005, which expire at various times through 2015:

	2005 Common Plan	2005 Preferred Plan	Total
Number of options outstanding	1,002,900	500,000	1,502,900
Number of options vested	660,966	391,665	1,052,631
Weighted average exercise price per unit of options outstanding	$0.33	$0.32	$0.33

The following summarizes information about stock options outstanding at December 31, 2005

Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted- Average Remaining Contractual Life
$0.32 - $0.39	1,502,900	9.3 years

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

The following presents stock option activity for preferred and common unit options:

	Shares	Weighted-average Exercise price
Outstanding at January 1, 2005	–
Granted	1,533,600	$0.33
Exercised	(15,000)	0.32
Terminated and cancelled	(15,700)	0.32

Outstanding at December 31, 2005	1,502,900	0.33
Granted (unaudited)	85,150	0.45
Exercised (unaudited)	(1,037,970)	0.32
Terminated and cancelled (unaudited)	(43,350)	0.32

Outstanding at June 30, 2006 (unaudited)	506,730	$0.34

Exercisable at December 31, 2005	1,052,631	$0.33

Exercisable at June 30, 2006 (unaudited)	120,124	$0.33

Note 11—Employee Benefits

The Company maintains a defined contribution plan in accordance with Internal Revenue Code Section 401(k). All employees in the United States who meet minimum contribution and service requirements are eligible to participate in the plan. Under provisions of the plan, the Company matches a portion of the employees’ contributions. Benefit expense representing such Company matches under this plan was $150,000, $192,000 and $288,000 in 2003, 2004 and 2005, respectively. The plan includes a feature that the Company can elect to contribute an amount determined on a discretionary basis in addition to matching contributions. The Company made no such discretionary contributions during 2003, 2004 or 2005.

Note 12—Commitments and Contingencies

Leases. The Company leases its office and production facility pursuant to terms of a noncancellable operating lease, expiring in June 2006. The lease has monthly payments based on a predetermined graduated scale. The Company is recognizing rent expense on a straight-line basis over the entire lease term. The cumulative differences between the rent expense recognized and the actual cash paid is recorded in deferred lease incentive and accrued rent. Future minimum lease payments remaining on this lease are $276,000 in 2006. Rent expense on this lease approximated $729,000, $724,000 and $718,000 in 2003, 2004 and 2005, respectively. At December 31, 2005, the Company is also obligated pursuant to lease commitments for office equipment totaling $33,000, $25,000 and $15,000 in 2006, 2007 and 2008, respectively. In May 2006, the Company entered into an agreement to extend its facilities lease through 2011. Minimum lease payments pursuant to the new lease agreement for the period June 2006 through May 2011 approximate $329,000 in 2006, $731,000 in 2007, $753,000 in 2008, $775,000 in 2009, $799,000 in 2010 and $337,000 thereafter.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Product Warranties. Accrued warranty obligations are included in accrued liabilities, and activity in the accrued liability account is summarized as follows (in thousands):

	Year ended December 31,			June 30, 2006
	2003	2004	2005
				(unaudited)
Balance at beginning of year	$525	$293	$307	$412
Warranty payments	(408)	(717)	(852)	(432)
Warranty provision	176	731	957	474

Balance at end of period	$293	$307	$412	$454

Legal matters. The Company has historically not been, and is not currently, party to any significant or potentially significant legal matters that could be expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 13—Segment Reporting and Major Customers

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and information provided to the chief operating decision maker, Company management has determined that the Company has two operating segments, Semiconductor and Life Sciences. Accounting policies of the segments are consistent with the consolidated accounting policies as described in Note 1. Inter-segment revenues and expenses are immaterial. Segment operating income (loss) includes allocations, based on revenue, of corporate expenses and depreciation. Segment net income (loss) includes interest expense and the write-off of deferred offering costs. Information regarding the Company’s assets is not disaggregated by segment or otherwise, as the chief operating decision maker does not assess segment performance at a balance sheet level.

The following sets forth information for the Company’s reportable segments (in thousands):

	Semiconductor	Life Sciences	Total
Year ended December 31, 2003
Revenue	$14,158	$11,394	$25,552
Depreciation and amortization	668	525	1,193
Operating loss	(770)	(281)	(1,051)
Interest expense	(389)	(305)	(694)
Net loss	$(1,159)	$(586)	$(1,745)

Year ended December 31, 2004
Revenue	$23,374	$10,564	$33,938
Depreciation and amortization	660	514	1,174
Operating income (loss)	3,207	(1,752)	1,455
Interest expense	(415)	(327)	(742)
Net income (loss)	$2,564	$(2,258)	$306

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

	Semiconductor	Life Sciences	Total
Year ended December 31, 2005
Revenue	$28,677	$17,000	$45,677
Depreciation and amortization	840	472	1,312
Operating income (loss)	2,217	(552)	1,665
Interest expense	(693)	(390)	(1,083)
Net income (loss)	$1,328	$(1,053)	$275

Three months ended June 30, 2005 (unaudited)
Revenue	$6,738	$4,009	$10,747
Depreciation and amortization	191	108	299
Operating income (loss)	657	(91)	566
Interest expense	(191)	(107)	(298)
Net income (loss)	$466	$(198)	$268

Three months ended June 30, 2006 (unaudited)
Revenue	$9,254	$4,450	$13,704
Depreciation and amortization	141	135	276
Operating income (loss)	1,064	(212)	852
Interest expense	(212)	(120)	(332)
Net income (loss)	$852	$(332)	$520

Six months ended June 30, 2005 (unaudited)
Revenue	$12,869	$7,523	$20,392
Depreciation and amortization	383	216	599
Income (loss) from operations	1,402	(367)	1,035
Interest expense	(335)	(188)	(523)
Net income (loss)	$1,067	$(555)	$512

Six months ended June 30, 2006 (unaudited)
Revenue	$18,194	$8,621	$26,815
Depreciation and amortization	326	259	585
Income (loss) from operations	2,061	(581)	1,480
Interest expense	(406)	(229)	(635)
Net income (loss)	$1,655	$(810)	$845

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Information regarding Company revenue by geography is as follows (in thousands):

	United States (1)(2)	Total
Year ended December 31,
2003	$25,552	$25,552
2004	33,938	33,938
2005	45,677	45,677

Three months ended June 30, (unaudited)
2005	$10,747	$10,747
2006	13,704	13,704

Six months ended June 30, (unaudited)
2005	$20,392	$20,392
2006	26,815	26,815

(1)	U.S. sales to unaffiliated customers in foreign countries were:

	Asia	Europe	Rest of World	Total
	(in thousands)
Year ended December 31,
2003	$9,141	$4,630	$176	$13,947
2004	14,062	7,700	311	22,073
2005	14,762	9,400	326	24,488

Three months ended June 30, (unaudited)
2005	$3,482	$1,327	$80	$4,889
2006	4,786	2,101	19	6,906

Six months ended June 30, (unaudited)
2005	$6,775	$3,392	$119	$10,286
2006	8,791	4,552	120	13,463

(2)	All long lived assets of the Company are in the United States

Sales to customers totaling 10% or more of total company revenues included two customers (Company A and Company B), both distributors, in 2004 with sales to each representing 11% of total revenue, and one customer (Company C), also a distributor, in 2005 with sales representing 11% of total revenue.

Two of the Company’s customers (Company B and Company C) had outstanding accounts receivable balances as of December 31, 2004, each represented approximately 15% of the total balance of accounts receivable and a third customer (Company A) represented approximately 10%. One of the Company’s customer’s (Company A) outstanding accounts receivable balance as of December 31, 2005, represented approximately 19% of the total balance of accounts receivable and two customers (Company D and Company E) each represented approximately 11%. Receivables from foreign customers represented 72% and 63% of the Company’s total accounts receivable as of December 31, 2004 and 2005, respectively.

Applied Precision Holdings, LLC and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Years ended December 31, 2003, 2004 and 2005 and

six months ended June 30, 2005 and 2006 (unaudited)

Note 14—Selected Quarterly Financial Information (unaudited):

The following table sets forth certain unaudited financial information for each of the ten quarters ended June 30, 2006. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods.

	Mar. 31 2004	June 30 2004	Sept. 30 2004	Dec. 31 2004	Mar. 31 2005	June 30 2005	Sept. 30 2005	Dec. 31 2005	Mar. 31 2006	June 30 2006
	(in thousands)
Revenue	$7,221	$7,940	$8,671	$10,106	$9,645	$10,747	$12,070	$13,215	$13,111	$13,704
Cost of Goods Sold	3,880	4,083	4,621	5,259	4,769	5,884	6,963	7,916	7,562	7,610

Gross Profit	3,341	3,857	4,050	4,847	4,876	4,863	5,107	5,299	5,549	6,094

Operating Expenses:
Selling, General & Admin.	2,234	2,362	2,219	2,750	2,879	2,805	3,006	3,478	3,231	3,509
Research and Development	1,160	1,278	1,237	1,400	1,528	1,492	1,613	1,679	1,690	1,733

Total Operating Expenses	3,394	3,640	3,456	4,150	4,407	4,297	4,619	5,157	4,921	5,242

Operating Income (Loss)	(53)	217	594	697	469	566	488	142	628	852
Interest Expense	(160)	(189)	(196)	(197)	(225)	(298)	(241)	(319)	(303)	(332)
Write-off of Deferred Offering Costs	–	–	–	(407)	–	–	–	(307)	–	–

Net Income (Loss)	$(213)	$28	$398	$93	$244	$268	$247	$(484)	$325	$520

These quarterly operating results are not necessarily indicative of the results for any future period. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors.

Note 15—Subsequent Events:

In April 2006 the Company executed an amendment to its building lease extending the term of the lease from June 2006 to May 2011, with annualized payments of approximately $720,000 for the first 12 months, increasing 3% per year thereafter, less one and one half months of free rent at the beginning of the lease term.

In April 2006 the Company executed an amendment to the existing Credit Agreement. The amendment modified the financial covenants for the remainder of the term of the credit facility, which expires in September 2007.

APPLIED PRECISION LLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Allowance for Doubtful Accounts Year ended December 31:	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2005	$127	$100	$(26)	$201
2004	128	59	(60)	127
2003	230	(104)	2	128

Shares

Common Stock

PROSPECTUS

                    , 2006

CIBC World Markets

Cowen and Company	Canaccord Adams

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the convertible exchangeable preferred stock, debentures and common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq Global Market listing fee.

Amount
SEC registration fee		$6,153
NASD filing fee		6,250
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Article XIII of our proposed Certificate of Incorporation (Exhibit 3.3 hereto) and Article VI of our proposed Bylaws (Exhibit 3.4 hereto), provide for indemnification of our directors and officers, and permit indemnification of our employees and other agents to the maximum extent permitted under the laws of Delaware. Delaware law provides that a corporation may eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

In addition, we intend to enter into indemnification agreements (Exhibit 10.25 hereto) with our officers and directors. The underwriting agreement (Exhibit 1.1 hereto) also provides for cross-indemnification among us, and the underwriters with respect to certain matters, including matters arising under the Securities Act. We maintain directors’ and officers’ liability insurance.

Item 15. Recent Sales of Unregistered Securities

During the last three years, we have sold and issued unregistered securities to a limited number of persons, as described below.

1.	Since January 1, 2003, we have granted and issued options, which remain outstanding, to purchase an aggregate of shares of our common stock with a weighted-average exercise price of $ to a number of our employees, directors and consultants pursuant to our 2005 unit option plans. Among those receiving options were officers Ronald C. Seubert, Daniel Berry, Stephen D. Reichenbach, Joseph Ahladis and Joseph J. Victor, Jr. and directors Peter Sorger, Steven B. Kaufman, Frank Witney and Richard P. Fox.

2.	Since January 1, 2003, we have issued an aggregate of shares of our common stock to employees, directors and consultants upon exercise of options granted pursuant to our 2005 unit option plans, with a weight-average exercise price of approximately $ per share, for an aggregate of $ .

3.	On May 5, 2003 we sold 50,000 preferred units (which is equal to shares of our common stock) at a purchase price of $1.00 per preferred unit (which is equal to $ per share of our common stock) to Lund Engineering, Inc., which is one of our suppliers.

4.	On May 23, 2003 we sold 1,000,000 preferred units (which is equal to shares of our common stock) at a purchase price of $1.00 per preferred unit (which is equal to $ per share of our common stock) to Riverside Fund II, LP.

5.	On June 20, 2003 we sold 50,000 preferred units (which is equal to shares of our common stock) at a purchase price of $1.00 per preferred unit (which is equal to $ per share of our common stock) to Joseph J. Victor, Sr., who is the father of Joseph J. Victor, Jr., our Senior Vice President, Life Sciences.

6.	On January 16, 2004 we sold 40,000 preferred units (which is equal to shares of our common stock) at a purchase price of $1.00 per preferred unit (which is equal to $ per share of our common stock) to Joseph J. Victor, Jr., our Senior Vice President, Life Sciences.

7.	On March 17, 2004 we sold 25,000 preferred units (which is equal to shares of our common stock) at a purchase price of $1.00 per preferred unit (which is equal to $ per share of our common stock) to Amy Wagner, who is the sister of Joseph J. Victor, Jr., our Senior Vice President, Life Sciences.

8.	In August 2004, we granted and issued a warrant with an expiration date of August 25, 2014 to purchase 40,000 preferred units (which is equal to shares of our common stock) for $1.00 per preferred unit (which is equal to $ per share of our common stock) to Silicon Valley Bank in connection with the renegotiation of our secured line of credit.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof, Regulation D, or another applicable exemption of the Securities Act, as transactions by an issuer not involving any public offering. In addition, the issuances described in Items 1 and 2 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented to us their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us and otherwise, to information about us. No underwriters were involved nor were any commissions paid as part of these sales.

Item 16. Exhibits

Exhibit number	Description
*1.1	Form of Underwriting Agreement.

*2.1	Agreement and Plan of Merger among Applied Precision Holdings, LLC, Applied Precision, Inc. and AP Stock Company.

**3.1	Certificate of Incorporation currently in effect.

**3.2	Bylaws currently in effect.

*3.3	Form of Amended and Restated Certificate of Incorporation (to be effective at closing).

*3.4	Form of Amended and Restated Bylaws (to be effective at closing).

**3.5	Second Amended and Restated Limited Liability Company Agreement of Applied Precision Holdings, LLC dated March 31, 2005.

**3.6	Amendment No. 1 dated June 23, 2006 to Second Amended and Restated Limited Liability Company Agreement of Applied Precision Holdings, LLC.

*4.1	Specimen Common Stock Certificate.

**4.2	Registration Rights Agreement with Riverside Fund II, L.P. and certain other parties dated January 18, 2002.

**4.3	Warrant to Purchase Securities issued to Silicon Valley Bank dated August 25, 2004.

*5.1	Opinion of Heller Ehrman LLP.

**10.1	Lease Agreement with CWO/TCEP II Joint Venture #1 dated January 3, 1996.

**10.2	First Amendment to Lease with CWO/TCEP II Joint Venture #1 dated June 10, 1996.

**10.3	Second Amendment to Lease with 12th & Newport Partners (successor to CWO/TCEP II Joint Venture #1) dated April 12, 2006.

**†10.4	Distribution Agreement with Image Solutions, Ltd. dated December 9, 2003.

**†10.5	Extension letter with Image Solutions, Ltd. dated June 30, 2004.

**†10.6	Distribution Agreement with Zen Voce Technologies, Ltd. dated January 1, 2006.

**†10.7	Distribution Agreement with John P. Kummer AG dated July 18, 2001.

**†10.8	Extension letter with John P. Kummer AG dated May 25, 2006.

**†10.9	Exclusive License Agreement with The Regents of the University of California dated July 30, 1993.

**†10.10	Extension letter with The Regents of the University of California dated June 1, 2006.

**10.11	Management Agreement with Riverside Partners, Inc. dated January 18, 2002.

**10.12	Promissory Note in favor of Ronald C. Seubert dated March 31, 2003.

**10.13	Amendment dated December 28, 2004 to Promissory Note in favor of Ronald C. Seubert.

**10.14	Promissory Note in favor of AP Stock Company dated October 31, 2002.

**10.15	Amendment dated December 28, 2004 to Promissory Note in favor of AP Stock Company.

**10.16	Form of Secured Promissory Note with Lakeside Management Financial, LLC.

**10.17	Letter Agreement Regarding Closing of Term Loan with Lakeside Management Financial, LLC dated February 28, 2003.

**10.18	Amendment dated April 23, 2003 to Secured Promissory Note with Lakeside Management Financial, LLC dated February 28, 2003.

Exhibit number	Description
**10.19	Addendum dated August 31, 2004 to Secured Promissory Note with Lakeside Management Financial, LLC dated February 28, 2003.

**10.20	Security Agreement with Lakeside Management Financial, LLC dated February 28, 2003.

**10.21	Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank dated August 17, 2005.

**10.22	Second Amended and Restated Loan and Security Agreement (Exim Program) with Silicon Valley Bank dated August 17, 2005.

**10.23	Limited Waiver and Amendment to Loan Documents with Silicon Valley Bank dated April 26, 2006.

**10.24	Amended and Restated Mutual Subordination Agreement with Lakeside Management L.L.C. and Silicon Valley Bank dated August 25, 2004.

**10.25	Form of Indemnification Agreement between Applied Precision, Inc. and each of its officers and directors.

**10.26	Employment Agreement with Ronald C. Seubert dated January 18, 2002.

**10.27	Offer Letter with Stephen Reichenbach dated July 15, 2005.

**10.28	Employment Agreement with Joseph Ahladis dated January 17, 2002.

**10.29	Employment Agreement with Joseph J. Victor, Jr. dated January 17, 2002.

**10.30	Offer Letter with Daniel H. Berry dated June 11, 2004.

**10.31	2005 Preferred Incentive Unit Plan.

**10.32	2005 Common Incentive Unit Plan.

*10.33	2006 Equity Incentive Plan and forms of agreements thereunder.

**14.1	Code of Ethics.

**21.1	List of Subsidiaries.

23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm.

*23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

**24.1	Power of Attorney (included on signature page).

*	To be supplied by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings

That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on the 10th day of August, 2006.

APPLIED PRECISION, INC.

By:	/S/ RONALD C. SEUBERT
Ronald C. Seubert
President, Chief Executive Officer, and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that John Stewart, whose signature appears below, hereby constitutes and appoints, jointly and severally, Ronald C. Seubert and Stephen D. Reichenbach, and each of them, as his attorney-in-fact, with full power of substitution and re-substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ RONALD C. SEUBERT Ronald C. Seubert	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	August 10, 2006

/S/ STEPHEN D. REICHENBACH Stephen D. Reichenbach	Chief Financial Officer (Principal Financial and Accounting Officer)	August 10, 2006

* Daniel Berry	Executive Vice President and Member of the Board of Directors	August 10, 2006

* Donald Snow	Member of the Board of Directors	August 10, 2006

/S/ JOHN STEWART John Stewart	Member of the Board of Directors	August 10, 2006

* Peter Sorger	Member of the Board of Directors	August 10, 2006

* David L. Belluck	Member of the Board of Directors	August 10, 2006

Signature	Title	Date

* Steven B. Kaufman	Member of the Board of Directors	August 10, 2006

* Frank Witney	Member of the Board of Directors	August 10, 2006

* Richard P. Fox	Member of the Board of Directors	August 10, 2006

*By:	/S/ STEPHEN D. REICHENBACH
Stephen D. Reichenbach
Attorney-in-Fact

Exhibit Index

Exhibit number	Description
*1.1	Form of Underwriting Agreement.

*2.1	Agreement and Plan of Merger among Applied Precision Holdings, LLC, Applied Precision, Inc. and AP Stock Company.

**3.1	Certificate of Incorporation currently in effect.

**3.2	Bylaws currently in effect.

*3.3	Form of Amended and Restated Certificate of Incorporation (to be effective at closing).

*3.4	Form of Amended and Restated Bylaws (to be effective at closing).

**3.5	Second Amended and Restated Limited Liability Company Agreement of Applied Precision Holdings, LLC dated March 31, 2005.

**3.6	Amendment No. 1 dated June 23, 2006 to Second Amended and Restated Limited Liability Company Agreement of Applied Precision Holdings, LLC.

*4.1	Specimen Common Stock Certificate.

**4.2	Registration Rights Agreement with Riverside Fund II, L.P. and certain other parties dated January 18, 2002.

**4.3	Warrant to Purchase Securities issued to Silicon Valley Bank dated August 25, 2004.

*5.1	Opinion of Heller Ehrman LLP.

**10.1	Lease Agreement with CWO/TCEP II Joint Venture #1 dated January 3, 1996.

**10.2	First Amendment to Lease with CWO/TCEP II Joint Venture #1 dated June 10, 1996.

**10.3	Second Amendment to Lease with 12th & Newport Partners (successor to CWO/TCEP II Joint Venture #1) dated April 12, 2006.

**†10.4	Distribution Agreement with Image Solutions, Ltd. dated December 9, 2003.

**†10.5	Extension letter with Image Solutions, Ltd. dated June 30, 2004.

**†10.6	Distribution Agreement with Zen Voce Technologies, Ltd. dated January 1, 2006.

**†10.7	Distribution Agreement with John P. Kummer AG dated July 18, 2001.

**†10.8	Extension letter with John P. Kummer AG dated May 25, 2006.

**†10.9	Exclusive License Agreement with The Regents of the University of California dated July 30, 1993.

**†10.10	Extension letter with The Regents of the University of California dated June 1, 2006.

**10.11	Management Agreement with Riverside Partners, Inc. dated January 18, 2002.

**10.12	Promissory Note in favor of Ronald C. Seubert dated March 31, 2003.

**10.13	Amendment dated December 28, 2004 to Promissory Note in favor of Ronald C. Seubert.

**10.14	Promissory Note in favor of AP Stock Company dated October 31, 2002.

**10.15	Amendment dated December 28, 2004 to Promissory Note in favor of AP Stock Company.

**10.16	Form of Secured Promissory Note with Lakeside Management Financial, LLC.

**10.17	Letter Agreement Regarding Closing of Term Loan with Lakeside Management Financial, LLC dated February 28, 2003.

**10.18	Amendment dated April 23, 2003 to Secured Promissory Note with Lakeside Management Financial, LLC dated February 28, 2003.

**10.19	Addendum dated August 31, 2004 to Secured Promissory Note with Lakeside Management Financial, LLC dated February 28, 2003.

**10.20	Security Agreement with Lakeside Management Financial, LLC dated February 28, 2003.

Exhibit number	Description

**10.21	Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank dated August 17, 2005.

**10.22	Second Amended and Restated Loan and Security Agreement (Exim Program) with Silicon Valley Bank dated August 17, 2005.

**10.23	Limited Waiver and Amendment to Loan Documents with Silicon Valley Bank dated April 26, 2006.

**10.24	Amended and Restated Mutual Subordination Agreement with Lakeside Management L.L.C. and Silicon Valley Bank dated August 25, 2004.

**10.25	Form of Indemnification Agreement between Applied Precision, Inc. and each of its officers and directors.

**10.26	Employment Agreement with Ronald C. Seubert dated January 18, 2002.

**10.27	Offer Letter with Stephen Reichenbach dated July 15, 2005.

**10.28	Employment Agreement with Joseph Ahladis dated January 17, 2002.

**10.29	Employment Agreement with Joseph J. Victor, Jr. dated January 17, 2002.

**10.30	Offer Letter with Daniel H. Berry dated June 11, 2004.

**10.31	2005 Preferred Incentive Unit Plan.

**10.32	2005 Common Incentive Unit Plan.

*10.33	2006 Equity Incentive Plan and forms of agreements thereunder.

**14.1	Code of Ethics.

**21.1	List of Subsidiaries.

23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm.

*23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

**24.1	Power of Attorney (included on signature page).

*	To be supplied by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.